UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of October          , 2007
Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA
(Translation of registrant’s name into English)
Jalan Japati No. 1 Bandung-40133 INDONESIA
(Address of principal executive office)
[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F Form 20-F ☑ Form 40-F ☐
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 Yes ☐ No ☑
[If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA

(Registrant)

October 30, 2007
Date		By	/s/ Harsya Denny Suryo
(Signature)

Harsya Denny Suryo
Vice President Investor Relation & Corporate Secretary

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (UNAUDITED)
AS OF SEPTEMBER 30, 2006 AND 2007
(Figures in table are presented in millions of Rupiah and thousands of United States Dollars)

		2006	2007
	Notes	Rp	Rp	US$ (Note 3)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	2c,2f,6,47	8,308,894	6,493,187	709,832
Temporary investments	2c,2g,47	45,911	177,879	19,446
Trade receivables	2c,2h,7,47
Related parties — net of allowance for doubtful accounts of Rp101,991 million in 2006 and Rp94,989 million in 2007		695,501	567,612	62,051
Third parties — net of allowance for doubtful accounts of Rp657,172 million in 2006 and Rp1,031,541 million in 2007		3,036,325	2,919,563	319,165
Other receivables — net of allowance for doubtful accounts of Rp2,222 million in 2006 and Rp9,668 million in 2007	2c,2h,47	149,406	154,610	16,902
Inventories — net of allowance for obsolescence of Rp52,346 million in 2006 and Rp52,840 million in 2007	2i,8	187,774	202,465	22,133
Prepaid expenses	2c,2j,9,47	1,531,029	2,430,367	265,686
Claim for tax refund	41a	—	337,855	36,934
Prepaid taxes	41b	15,768	3,048	333
Other current assets	2c,10,47	276,677	8,460	925

Total Current Assets		14,247,285	13,295,046	1,453,407

NON-CURRENT ASSETS
Long-term investments — net	2g,11	101,193	101,924	11,142
Property, plant and equipment — net of accumulated depreciation of Rp43,354,140 million in 2006 and Rp51,964,900 million in 2007	2k,2l,12	48,524,904	58,390,386	6,383,207
Property, plant and equipment under revenue-sharing arrangements — net of accumulated depreciation of Rp522,937 million in 2006 and Rp556,057 million in 2007	2m,13,50	495,481	753,756	82,400
Prepaid pension benefit cost	2r,44c	640	99	11
Advances and other non-current assets	2c,2k,14,47	757,326	592,748	64,799
Goodwill and other intangible assets — net of accumulated amortization of Rp3,474,774 million in 2006 and Rp4,495,594 million in 2007	2x,5,15	4,218,685	3,649,601	398,973
Escrow accounts	2c,16,47	6,446	1,398	153

Total Non-current Assets		54,104,675	63,489,912	6,940,685

TOTAL ASSETS		68,351,960	76,784,958	8,394,092

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (UNAUDITED) (continued)
AS OF SEPTEMBER 30, 2006 AND 2007
(Figures in table are presented in millions of Rupiah and thousands of United States Dollars)

		2006	2007
	Notes	Rp	Rp	US$ (Note 3)
LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Trade payables	2c,17,47
Related parties		964,176	1,621,089	177,217
Third parties		3,692,822	4,303,484	470,455
Other payables		41,869	42,515	4,648
Taxes payable	2s,41c	2,496,066	2,234,461	244,270
Dividends payable		1,380	1,443,053	157,754
Accrued expenses	2c,18,47	2,060,715	2,546,973	278,434
Unearned income	19	1,982,159	2,398,869	262,243
Advances from customers and suppliers		222,546	192,088	20,999
Short-term bank loans	2c,20,47	1,021,100	950,152	103,870
Current maturities of long-term liabilities	2c,21,47	4,510,336	4,108,241	449,111

Total Current Liabilities		16,993,169	19,840,925	2,169,001

NON-CURRENT LIABILITIES
Deferred tax liabilities — net	2s,41g	2,162,928	3,392,526	370,869
Unearned income on revenue-sharing arrangements	2m,13,50	347,010	557,601	60,957
Unearned initial investor payments under joint operation scheme	2n,49	4,455	—	—
Accrued long service award	2c,2r,45,47	596,096	246,583	26,956
Accrued post-retirement health care benefits	2c,2r,46,47	2,937,396	2,708,854	296,131
Accrued pension and other post-retirement benefits costs	2r,44	1,148,856	948,589	103,699
Long-term liabilities — net of current maturities
Obligations under capital leases	2l,12	220,643	190,883	20,867
Two-step loans — related party	2c,22,47	4,177,274	3,726,622	407,392
Bank loans	2c,24,47	2,670,250	2,391,795	261,470
Deferred consideration for business combinations	25	2,389,413	2,700,015	295,164

Total Non-current Liabilities		16,654,321	16,863,468	1,843,505

MINORITY INTEREST	26	7,195,424	8,262,080	903,206

STOCKHOLDERS’ EQUITY
Capital stock — Rp250 par value per Series A
Dwiwarna share and Series B share
Authorized — one Series A Dwiwarna share and 79,999,999,999 Series B shares
Issued and fully paid — one Series A Dwiwarna share and 20,159,999,279 Series B shares	1b,27	5,040,000	5,040,000	550,970
Additional paid-in capital	28	1,073,333	1,073,333	117,336
Treasury stock (84,786,500 shares in 2006 and 222,340,500 shares in 2007)	2p,29	(611,186)	(1,945,901)	(212,725)
Difference in value of restructuring transactions between entities under common control	30	90,000	180,000	19,678
Difference due to change of equity in associated companies	2g	385,595	385,595	42,153
Unrealized holding gain available-for-sale securities	2g	4,724	14,992	1,639
Translation adjustment	2g	233,231	228,024	24,927
Retained earnings
Appropriated		1,803,397	6,700,879	732,537
Unappropriated		19,489,952	20,141,563	2,201,865

Total Stockholders’ Equity		27,509,046	31,818,485	3,478,380

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		68,351,960	76,784,958	8,394,092

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
FOR THE NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2006 AND 2007
(Figures in table are presented in millions of Rupiah and thousands of United States Dollars, except per share and per ADS data)

		2006	2007
	Notes	Rp	Rp	US$ (Note 3)
OPERATING REVENUES
Telephone	2q,31
Fixed lines		8,073,223	8,465,629	925,458
Cellular		14,899,143	16,716,458	1,827,435
Interconnection	2q,32,47	6,366,453	8,760,988	957,747
Joint operation schemes	2n,33,49	485,342	—	—
Data and Internet	2q,34	6,369,172	10,164,051	1,111,129
Network	2q,35,47	460,864	601,139	65,716
Revenue-sharing arrangements	2m,36,50	306,347	320,353	35,021
Other telecommunications services		239,400	258,785	28,290

Total Operating Revenues		37,199,944	45,287,403	4,950,796

OPERATING EXPENSES
Personnel	37	4,960,987	6,188,397	676,512
Depreciation	2k,2l,2m,12,13,14	6,633,280	7,022,770	767,726
Interconnection	38	—	1,640,124	179,298
Operations, maintenance and telecommunication services	39,47	5,350,590	6,840,662	747,818
General and administrative	40	2,217,373	2,539,008	277,563
Marketing		854,830	1,159,873	126,797

Total Operating Expenses		20,017,060	25,390,834	2,775,714

OPERATING INCOME		17,182,884	19,896,569	2,175,082

OTHER INCOME (CHARGES)
Interest income	47	448,337	378,215	41,346
Interest expense	47	(862,038)	(1,070,206)	(116,994)
Gain (loss) on foreign exchange — net	2e	677,754	(113,642)	(12,424)
Equity in net income (loss) of associated companies	2g,11	(184)	6,919	756
Others — net		117,923	61,195	6,690

Other income (charges) — net		381,792	(737,519)	(80,626)

INCOME BEFORE TAX		17,564,676	19,159,050	2,094,456

TAX BENEFIT (EXPENSE)	2s,41d
Current tax		(5,617,263)	(5,194,590)	(567,870)
Deferred tax		230,251	(727,129)	(79,489)

		(5,387,012)	(5,921,719)	(647,359)

INCOME BEFORE MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES		12,177,664	13,237,331	1,447,097

MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES — net	26	(2,955,193)	(3,418,276)	(373,684)

NET INCOME		9,222,471	9,819,055	1,073,413

BASIC EARNINGS PER SHARE	2t,42
Net income per share		458.12	491.64	0.05

Net income per ADS (40 Series B shares per ADS)		18,324.80	19,665.60	2.00

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY (UNAUDITED)
FOR THE NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2006 AND 2007,
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

					Difference in
					value of
					restructuring	Difference
					transactions	due to change	Unrealized
			Additional		between entities	of equity	holding gain (loss)				Total
		Capital	paid-in		under common	in associated	on available-for-sale	Translation	Retained earnings		stockholders’
		stock	capital	Treasury stock	control	companies	securities	adjustment	Appropriated	Unappropriated	equity
Description	Notes	Rp	Rp	Rp	Rp	Rp	Rp	Rp	Rp	Rp	Rp
Balance as of January 1, 2006		5,040,000	1,073,333	—	90,000	385,595	(748)	233,253	1,803,397	14,667,571	23,292,401

Unrealized holding gain (loss) on available-for-sale securities	2g	—	—	—	—	—	5,472	—	—	—	5,472

Foreign currency translation of associated companies	2g, 11	—	—	—	—	—	—	(22)	—	—	(22)
Resolved during the Annual General Meeting of the Stockholders on June 30, 2006
Declaration of cash dividends	2w,43	—	—	—	—	—	—	—	—	(4,400,090)	(4,400,090)

Treasury stock acquired — at cost	29	—	—	(611,186)	—	—	—	—	—	—	(611,186)

Net income for the year		—	—	—	—	—	—	—	—	9,222,471	9,222,471

Balance as of September 30, 2006		5,040,000	1,073,333	(611,186)	90,000	385,595	4,724	233,231	1,803,397	19,489,952	27,509,046

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY (UNAUDITED) (continued)
FOR THE NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

					Difference in
					value of
					restructuring	Difference
					transactions	due to change	Unrealized
			Additional		between entities	of equity	holding gain (loss)				Total
		Capital	paid-in		under common	in associated	on available-for-sale	Translation	Retained earnings		stockholders’
		stock	capital	Treasury stock	control	companies	securities	adjustment	Appropriated	Unappropriated	equity
Description	Notes	Rp	Rp	Rp	Rp	Rp	Rp	Rp	Rp	Rp	Rp
Balance as of January 1, 2007		5,040,000	1,073,333	(952,211)	180,000	385,595	8,865	227,669	1,803,397	20,302,041	28,068,689

Unrealized holding gain (loss) on available-for-sale securities	2g	—	—	—	—	—	6,127	—	—	—	6,127

Foreign currency translation of associated companies	2g,11	—	—	—	—	—	—	355	—	—	355

Resolved during the Annual General Meeting of the Stockholders on June 29, 2007
Declaration of cash dividends	2w, 43	—	—	—	—	—	—	—	—	(5,082,051)	(5,082,051)
Appropriation for general reserve	2w, 43	—	—	—	—	—	—	—	4,897,482	(4,897,482)	—

Treasury stock acquired — at cost	29	—	—	(993,690)	—	—	—	—	—	—	(993,690)

Net income for the year		—	—	—	—	—	—	—	—	9,819,055	9,819,055

Balance as of September 30, 2007		5,040,000	1,073,333	(1,945,901)	180,000	385,595	14,992	228,024	6,700,879	20,141,563	31,818,485

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
FOR THE NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

	2006	2007
	Rp	Rp	US$ (Note 3)
CASH FLOWS FROM OPERATING ACTIVITIES
Cash receipts from operating revenues
Telephone
Fixed lines	7,882,107	8,258,515	902,817
Cellular	15,111,876	16,898,903	1,847,379
Interconnection — net	6,497,771	7,688,569	840,510
Joint operation schemes	343,261	—	—
Data and Internet	6,205,209	9,710,438	1,061,540
Other services	1,179,477	1,019,699	111,473

Total cash receipts from operating revenues	37,219,701	43,576,124	4,763,719
Cash payments for operating expenses	(11,976,811)	(18,132,366)	(1,982,221)
Cash receipt (refund) from/to customers	(2,146)	30,134	3,294

Cash generated from operations	25,240,744	25,473,892	2,784,792

Interest received	464,712	385,972	42,194
Income tax paid	(5,318,733)	(5,449,458)	(595,732)
Interest paid	(780,379)	(1,104,136)	(120,703)

Net Cash Provided by Operating Activities	19,606,344	19,306,270	2,110,551

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of temporary investments and placements in time deposits	(18,374)	(87,302)	(9,544)
Proceeds from sale of property, plant and equipment	23,915	21,706	2,373
Acquisition of property, plant and equipment	(10,597,131)	(12,117,416)	(1,324,670)
(Increase) decrease in advances for the purchase of property, plant and equipment	73,444	744,596	81,399
Decrease (increase) in advances and others	(53,387)	124,233	13,581
Acquisition of intangible assets	(436,000)	—	—
Proceeds from sale of long-term investments	22,561	—	—
Cash dividends received	1,024	510	56

Net Cash Used in Investing Activities	(10,983,948)	(11,313,673)	(1,236,805)

CASH FLOWS FROM FINANCING ACTIVITIES
Cash dividends paid	(4,998,019)	(5,083,431)	(555,718)
Cash dividends paid to minority shareholders of subsidiaries	(1,975,837)	(1,904,980)	(208,251)
(Increase) decrease in escrow accounts	126,051	675	74
Proceeds from short-term borrowings	3,520,000	1,489,526	162,834
Repayments of short-term borrowings	(173,800)	(950,659)	(103,926)
Redemption of bonds	—	(1,000,000)	(109,319)
Repayments of Medium-term Notes	(145,000)	(465,000)	(50,834)
Proceeds from long-term borrowings	69,610	1,502,350	164,236
Repayments of long-term borrowings	(1,422,578)	(2,081,247)	(227,521)
Payment for purchase of treasury stock	(611,186)	(993,690)	(108,630)

Repayments of promissory notes	—	(199,365)	(21,793)
Repayments of obligations under capital leases	(11,743)	(20,735)	(2,267)

Net Cash Used in Financing Activities	(5,622,502)	(9,706,556)	(1,061,115)

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	2,999,894	(1,713,959)	(187,369)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(65,684)	(108,690)	(11,882)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	5,374,684	8,315,836	909,083

CASH AND CASH EQUIVALENTS AT END OF PERIOD	8,308,894	6,493,187	709,832

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
FOR THE NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars

	2006	2007
	Rp	Rp	US$ (Note 3)
SUPPLEMENTAL CASH FLOW INFORMATION

Noncash investing and financing activities:
Acquisition of property, plant and equipment through incurence of payable and accrued liability	2,793,328	3,617,441	395,457
Acquisition of property, plant and equipment through Revenue Sharing Arrangement	92,310	—	—
See accompanying notes to consolidated financial statements which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2006 AND 2007, AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
1.	GENERAL
a.	Establishment and General Information
Perusahaan Perseroan (Persero) P.T. Telekomunikasi Indonesia Tbk (the “Company”) was originally part of “Post en Telegraafdienst”, which was established in 1884 under the framework of Decree No. 7 dated March 27, 1884 of the Governor General of the Dutch Indies and published in State Gazette No. 52 dated April 3, 1884.

In 1991, based on Government Regulation No. 25 year 1991, the status of the Company was changed into a state-owned limited liability corporation (“Persero”). The Company was established based on notarial deed No. 128 dated September 24, 1991 of Imas Fatimah, S.H. The deed of establishment was approved by the Minister of Justice of the Republic of Indonesia in his decision letter No. C2-6870.HT.01.01.Th.1991 dated November 19, 1991, and was published in State Gazette of the Republic of Indonesia No. 5 dated January 17, 1992, Supplement No. 210. The Articles of Association have been amended several times, the most recent amendment based on notarial deed No. 4 dated April 6, 2006 of A. Partomuan Pohan, S.H., LLM. and was published in State Gazette of the Republic of Indonesia No. 51 dated June 27, 2006, Supplement No. 666, among others, to amend the directors’ and commissioners’ authorities and responsibilities.

In accordance with Article 3 of its articles of association, the scope of the Company’s activities is as follows:
1.	The Company’s objective is to provide telecommunications and information facilities and services, in accordance with prevailing regulations.

2.	To achieve the above objective, the Company is involved in the following activities:
i.	Planning, building, providing, developing, operating, marketing or selling, leasing and maintaining telecommunications and information networks in accordance with prevailing regulations.
ii.	Planning, developing, providing, marketing or selling and improving telecommunications and information services in accordance with prevailing regulations.

iii.	Performing activities and other undertakings in connection with the utilization and development of the Company’s resources and optimizing the utilization of the Company’s property, plant and equipment, information systems, education and training, and repairs and maintenance facilities.
The Company’s head office is located at Jalan Japati No. 1, Bandung, West Java.
The Company’s business in the provision of domestic telecommunications services including telephone, telex, telegram, satellite, leased lines, electronic mail, mobile communication and cellular services. In order to accelerate the construction of telecommunications facilities, to make the Company a world-class operator, and to increase the technology as well as the knowledge and skills of its employees, in 1995, the Company entered into agreements with investors to develop, manage and operate telecommunications facilities in five of the Company’s seven regional divisions under Joint Operation Schemes (known as “Kerja Sama Operasi” or “KSO”) (Notes 4 and 5).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
SEPTEMBER 30, 2006 AND 2007, AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
1.	GENERAL (continued)
a.	Establishment and General Information (continued)
Pursuant to Law No. 3/1989 on Telecommunications which took effect on April 1, 1989, Indonesian legal entities are allowed to provide basic telecommunications services in cooperation with the Company as the domestic telecommunications organizing body (or “badan penyelenggara”). Government Regulation No. 8/1993, concerning the provision of telecommunications services, further regulates that cooperation to provide basic telecommunications services can be in the form of joint venture, joint operation or contract management and that the entities cooperating with the domestic telecommunications organizing body must use the organizing body’s telecommunications networks. If the telecommunications networks are not available, the Government Regulation requires that the cooperation be in the form of a joint venture that is capable of constructing the necessary networks.

The Minister of Tourism, Post and Telecommunications of the Republic of Indonesia (“MTPT”), through two decision letters both dated August 14, 1995, reaffirmed the status of the Company as the organizing body for the provision of domestic telecommunications services.

Further, effective from January 1, 1996, the Company was granted the exclusive right to provide local wireline and fixed wireless services for a minimum period of 15 years and the exclusive right to provide domestic long-distance telecommunications services for a minimum period of 10 years. The exclusive rights also applied to telecommunications services provided for and on behalf of the Company through a KSO. This grant of rights did not affect the Company’s right to provide other domestic telecommunications services.

Under Law No. 36/1999 on Telecommunications, which took effect from September 2000, telecommunications activities cover:
i.	Telecommunications networks

ii.	Telecommunications services

iii.	Special telecommunications
National state-owned companies, regional state-owned companies, privately-owned companies and cooperatives are allowed to provide telecommunications networks and services. Special telecommunications can be provided by individuals, government agencies and legal entities other than telecommunications networks and service providers.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
SEPTEMBER 30, 2006 AND 2007, AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
1.	GENERAL (continued)
a.	Establishment and General Information (continued)
Under Law No. 36/1999, activities that result in monopolistic practices and unfair competition are prohibited. In connection with this law, Government Regulation No. 52/2000 was issued, which provides that interconnection fees shall be charged to originating telecommunications network operators where telecommunications service is provided by two or more telecommunications network operators.

Based on press release No. 05/HMS/JP/VIII/2000 dated August 1, 2000 from the Directorate General of Post and Telecommunications and the correction thereto No. 1718/UM/VIII/2000 dated August 2, 2000, the period of exclusive rights granted to the Company to provide local and domestic long-distance fixed-line telecommunications services, which initially would expire in December 2010 and December 2005, respectively, were shortened to expire in August 2002 and August 2003, respectively. In return, the Government was required to pay compensation to the Company (Note 30).

Based on a press release from the Coordinating Minister of Economics dated July 31, 2002, the Government decided to terminate the Company’s exclusive rights as a network provider for local and long-distance services with effect from August 1, 2002. On August 1, 2002, PT Indonesian Satellite Corporation Tbk (“Indosat”) was granted a license to provide local and long-distance telecommunications services.

On May 13, 2004, pursuant to the Ministry of Communications Decree No. KP. 162/2004, the Company was granted a commercial license to provide International Direct Dialing (IDD) services.

Based on the resolution of the Annual General Meeting of Stockholders, the minutes of which have been summarized by deed No. 36 dated June 24, 2005 of A. Partomuan Pohan, S.H., LLM., the composition of the Company’s Board of Commissioners and Board of Directors as of September 30, 2006 was as follows:

President Commissioner	: Tanri Abeng
Commissioner	: Anggito Abimanyu
Commissioner	: Gatot Trihargo
Independent Commissioner	: Arif Arryman
Independent Commissioner	: Petrus Sartono

President Director	: Arwin Rasyid
Vice President Director / Chief Operating Officer	: Garuda Sugardo
Director of Finance	: Rinaldi Firmansyah
Director of Network and Solution	: Abdul Haris
Director of Enterprise and Wholesale	: Arief Yahya
Director of Human Resources	: John Welly
Director of Consumer	: Guntur Siregar

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
SEPTEMBER 30, 2006 AND 2007, AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
1.	GENERAL (continued)
a.	Establishment and General Information (continued)
Based on the resolution of the Annual General Meeting of Stockholders, the minutes of which have been summarized by deed No. 16 dated February 28, 2007 of A. Partomuan Pohan, S.H., LLM., the composition of the Company’s Board of Commissioners and Board of Directors as of February 28, 2007 was as follows:

President Commissioner	: Tanri Abeng
Commissioner	: Anggito Abimanyu
Commissioner	: Gatot Trihargo
Independent Commissioner	: Arif Arryman
Independent Commissioner	: Petrus Sartono

President Director	: Rinaldi Firmansyah
Director of Finance	: Sudiro Asno
Director of Network and Solution	: I Nyoman Gede Wiryanata
Director of Enterprise and Wholesale	: Arief Yahya
Director of Human Capital and General Affairs	: Faisal Syam
Director of Consumer	: Ermady Dahlan
Chief Information Technology Officer	: Indra Utoyo
Director of Compliance and Risk Management	: Prasetio
Subsequently, based on Extraordinary General Meeting of Stockholders, the minutes of which have been summarized by deed No. 213/VI/2007 dated June 29, 2007 of A. Partomuan Pohan, S.H., LLM., the composition of the Company’s Board of Commissioners have been change, as a result the composition of the Company’s Board of Commissioners and Board of Directors as of September 30, 2007 was as follows:

President Commissioner	: Tanri Abeng
Commissioner	: Anggito Abimanyu
Commissioner	: Mahmuddin Yasin
Independent Commissioner	: Arif Arryman
Independent Commissioner	: Petrus Sartono

President Director	: Rinaldi Firmansyah
Director of Finance	: Sudiro Asno
Director of Network and Solution	: I Nyoman Gede Wiryanata
Director of Enterprise and Wholesale	: Arief Yahya
Director of Human Capital and General Affairs	: Faisal Syam
Director of Consumer	: Ermady Dahlan
Chief Information Technology Officer	: Indra Utoyo
Director of Compliance and Risk Management	: Prasetio
As of September 30, 2006 and 2007, the Company had 27,769 employees and 25,466 employees, respectively, while the subsidiaries had 6,442 employees and 6,982 employees, respectively.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
SEPTEMBER 30, 2006 AND 2007, AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
1.	GENERAL (continued)
b.	Public offering of shares of the Company
The Company’s total number of shares immediately prior to its initial public offering was 8,400,000,000, which consisted of 8,399,999,999 Series B shares and 1 Series A Dwiwarna share, all of which were owned by the Government of the Republic of Indonesia (the “Government”). On November 14, 1995, the Government sold the Company’s shares through an initial public offering on the Jakarta Stock Exchange and Surabaya Stock Exchange. The shares offered consisted of 933,333,000 new Series B shares and 233,334,000 Series B shares owned by the Government. A share offering was also conducted on the New York Stock Exchange (“NYSE”) and London Stock Exchange (“LSE”) for 700,000,000 Series B shares owned by the Government, which were converted into 35,000,000 American Depositary Shares (ADS). Each ADS represented 20 Series B shares at that time.

In December 1996, the Government completed a block sale of 388,000,000 Series B shares, and later in 1997, distributed 2,670,300 Series B shares as an incentive to stockholders who did not sell their shares within one year from the date of the initial public offering. In May 1999, the Government sold 898,000,000 Series B shares.

Under Law No. 1/1995 on Limited Liability Companies, the minimum total par value of the Company’s issued shares of capital stock must be at least 25% of the total par value of the Company’s authorized capital stock, or in the Company’s case Rp.5,000,000 million. To comply with the Law, it was resolved at the Annual General Meeting of Stockholders on April 16, 1999 to increase the issued share capital by distribution of 746,666,640 bonus shares through the capitalization of certain additional paid-in capital. The bonus shares were distributed to the existing stockholders in August 1999.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
SEPTEMBER 30, 2006 AND 2007, AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
1.	GENERAL (continued)
b.	Public offering of shares of the Company (continued)
In December 2001, the Government conducted another block sale of 1,200,000,000 shares or 11.9% of the total outstanding Series B shares. In July 2002, the Government sold 312,000,000 shares or 3.1% of the total outstanding Series B shares.

On July 30, 2004, the Annual General Meeting of Stockholders, the minutes of which were notarized by deed No. 26 dated July 30, 2004 of A. Partomuan Pohan, S.H., LLM., resolved to decrease the par value of the Company’s shares from Rp.500 to Rp.250 by means of a 2-for-1 stock split. The Series A Dwiwarna share with par value of Rp.500 was split to one Series A Dwiwarna share with par value of Rp.250 and one Series B share with par value of Rp.250. As a result of the stock split, the number of the Company’s authorized capital stock increased from one Series A Dwiwarna share and 39,999,999,999 Series B shares to one Series A Dwiwarna share and 79,999,999,999 Series B shares, and the number of the Company’s issued capital stock increased from one Series A Dwiwarna share and 10,079,999,639 Series B shares to one Series A Dwiwarna share and 20,159,999,279 Series B shares. After the stock split, each ADS represented 40 Series B shares.

Based on the resolution of the Extraordinary General Meeting of Stockholders on December 21, 2005, the Stockholders authorized the phase I plan to repurchase up to a maximum of 5% of the Company’s issued Series B shares for a total repurchase amount not exceeding Rp.5,250,000 million. Up to the last transaction of this phase dated June 20, 2007, the Company has repurchased 211,290,500 shares of the Company’s issued and outstanding Series B shares, representing approximately 1.05% of the Company’s issued and outstanding Series B shares, for a total repurchase amount of Rp.1,829,138 million, including the broker and custodian fees (Note 29).

Based on the resolution of the Annual General Meeting of Stockholders on June 29, 2007, the stockholders approved the phase II plan to repurchase up to 215,000,000 Series B shares with the reserved fund amounted to Rp.2,000,000 million. As of October 29, 2007, the Company has repurchased 11,050,000 shares of the Company’s issued and outstanding series B shares, representing approximately 0.05% of the Company’s issued and outstanding series B series B shares, for a total repurchase amount of Rp116,763 million, including the broker and custodian fees (Note 29).

As of September 30, 2007, all of the Company’s Series B shares were listed on the Jakarta Stock Exchange and Surabaya Stock Exchange and 44,575,362 ADS shares were listed on the NYSE and LSE.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
SEPTEMBER 30, 2006 AND 2007, AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
1.	GENERAL (continued)
     c. Subsidiaries
The Company has consolidated the following direct subsidiaries in Indonesia which it controls as a result of its majority ownership:

			Percentage of		Start of	Total Assets
			Ownership		Commercial	Before Eliminations
Subsidiaries	Domicile	Nature of Business	2006	2007	Operations	2006	2007
			%	%
PT Pramindo Ikat Nusantara	Medan	Telecommunications construction & services	100	100	1995	1,362,243	1,241,376

PT Telekomunikasi Indonesia International (formerly PT Aria West International)	Jakarta	Telecommunications	100	100	1995	786,732	686,734

PT Multimedia Nusantara	Jakarta	Multimedia	100	100	1998	60,659	114,373

PT Graha Sarana Duta	Jakarta	Real estate, construction and services	99.99	99.99	1982	121,554	137,888

PT Dayamitra Telekomunikasi	Jakarta	Telecommunications	100	100	1995	545,090	450,442

PT Indonusa Telemedia	Jakarta	PayTV	96	96	1997	62,387	77,458

PT Telekomunikasi Selular	Jakarta	Telecommunications	65	65	1995	32,843,776	44,205,863

PT Napsindo Primatel Internasional	Jakarta	Telecommunications	60	60	1999	5,212	3,862

PT Infomedia Nusantara	Jakarta	Data and information service	51	51	1984	387,158	442,056
The Company has also consolidated the following indirect subsidiaries:

				Ownership
				Percentage by		Start of
			Nature of	Subsidiaries		Commercial
Indirect Subsidiaries	Stockholders	Domicile	Business	2006	2007	Operations
				%	%
Telekomunikasi Selular Finance Limited	PT Telekomunikasi Selular	Mauritius	Finance	100	100	2002
Telkomsel Finance B.V.	PT Telekomunikasi Selular	Netherlands	Finance	100	100	2005
Aria West International Finance B.V.	PT Telekomunikasi Indonesia International (formerly PT Aria West International)	Netherlands	Finance	100	100	1996
PT Balebat Dedikasi Prima	PT Infomedia Nusantara	Indonesia	Printing	65	65	2000
PT Finnet Indonesia	PT Multimedia Nusantara	Indonesia	Banking data and communication	60	60	2006

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
SEPTEMBER 30, 2006 AND 2007, AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
1.	GENERAL (continued)
c.	Subsidiaries (continued)

PT Pramindo Ikat Nusantara (“Pramindo”)

Pramindo is the investor in KSO I, the joint operating scheme that provides telecommunications services in Sumatra. On April 19, 2002, the Company entered into a Conditional Sale and Purchase Agreement (“CSPA”) (as amended on August 1, 2002) to acquire 100% of the issued and paid-up share capital of Pramindo. The Company acquired control of Pramindo on August 15, 2002, the date when the Company entered into a Stockholders Voting Agreement pursuant to which the Company obtained the right to vote all Pramindo’s shares and the right to nominate all the members of the Board of Directors and Board of Commissioners of Pramindo.

PT Telekomunikasi Indonesia International (“TII”)

TII (previously PT Aria West International “AWI”) is the investor in KSO III, the joint operating scheme that provides telecommunication services in West Java. On May 8, 2002, the Company entered into a Conditional Sale and Purchase Agreement to acquire 100% of the issued and paid-up capital of TII. The acquisition was effective on July 31, 2003, the date when the Company entered into the First Amendment to the Conditional Sale and Purchase Agreement with the stockholders of TII in which both parties agreed to the Company’s acquisition of TII (Note 4).

In 2007, based on notarial deed No. 3 of Titien Suwartini, S.H. dated March 6, 2007 and approved by Ministry of Justice and Human Rights in its decision letter No. W8-00573.HT.01.04-TH.2007 in relation to the amendment of the Company’s Articles of Association, the name of PT Aria West International, has been changed to PT Telekomunikasi Indonesia International. At the same time, its business operation has been expanded to include international businesses. All changes have been approved by Capital Investment Coordinating Board in its decision letter No. 20/III/PMDN/2007 dated March 1, 2007.

PT Multimedia Nusantara (“Metra”)

Metra is engaged in providing multimedia telecommunications services.

On July 21, 2005, the Annual General Meeting of Stockholders of Metra resolved to issue additional share capital totaling Rp.26,000 million to the Company. The Company paid the entire amount on October 21, 2005.

PT Graha Sarana Duta (“GSD”)

GSD is currently engaged primarily in leasing of offices as well as providing building management and maintenance services, civil consultant and developer.

On April 6, 2001, the Company acquired its 99.99% ownership interest in GSD from Koperasi Mitra Duta and Dana Pensiun Bank Duta, for a purchase consideration of Rp.119,000 million. This acquisition resulted in goodwill of Rp.106,348 million which was amortized over a period of five years (Note 15).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
SEPTEMBER 30, 2006 AND 2007, AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
1.	GENERAL (continued)
c.	Subsidiaries (continued)

PT Dayamitra Telekomunikasi (“Dayamitra”)

Dayamitra is the investor in KSO VI, the joint operating scheme that provides telecommunications services in Kalimantan. The Company’s acquisition of a 90.32% ownership interest in Dayamitra was effective on May 17, 2001, the date when the Deed of Share Transfer was signed. The Company also entered into an Option Agreement to acquire the remaining 9.68% interest from the selling stockholders. On December 14, 2004, the Company exercised the option to acquire the remaining 9.68% outstanding shares of Dayamitra by entering into a Sale and Purchase Agreement with TM Communications (HK) Ltd.

PT Indonusa Telemedia (“Indonusa”)

Indonusa is engaged in providing pay television and content services.

On August 8, 2003, the Company increased its investment in Indonusa from 57.5% to 88.08% through a share-swap agreement with PT Centralindo Pancasakti Cellular (“CPSC”) (Note 11c).

Pursuant to the extraordinary meeting of stockholders of Indonusa on October 29, 2003, Indonusa agreed to convert its payable to the Company amounting to Rp.13,500 million into 1,350,000 shares of Indonusa. Following such conversion, the Company’s ownership in Indonusa increased from 88.08% to 90.39%.

The Company purchased 5.29% of Indonusa’s shares from PT Megacell Media for Rp.4,000 million, thereby increasing the Company’s ownership interest from 90.39% to 95.68% after the settlement of payment on November 22, 2005.

On May 9, 2007, at the Extraordinary General Meeting of Stockholders of Indonusa, the stockholders resolved to decrease the par value of the Indonusa’s shares from Rp.10,000 to Rp.500 by means of a stock split, to increase its paid capital from Rp.500,000 million to Rp.700,000, and to issue additional share capital in 2 (two) phase plan, at the latest May 31, 2007 for the phase I plan and August 2007 for the phase II plan, for Rp.22,600 million and Rp.83,100 million, respectively.

On May 31, 2007, the Company had paid for the additional share capital for Rp.21,624 million which represent 95.68% of additional issued share capital for phase I plan. On August 6, 2007, the Company paid for the remaining additional share for Rp.976.3 million. This transaction did not affect the Company’s ownership in Indonusa.

Currently, the Company is evaluating whether it will acquire additional share capital for the phase II plan.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
SEPTEMBER 30, 2006 AND 2007, AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
1.	GENERAL (continued)
c.	Subsidiaries (continued)

PT Telekomunikasi Selular (“Telkomsel”)

Telkomsel is engaged in providing telecommunications facilities and mobile cellular services using Global System for Mobile Communication (“GSM”) technology on a nationwide basis.

The Company’s cross-ownership transaction with Indosat in 2001 increased the Company’s ownership interest in Telkomsel to 77.72%.

On April 3, 2002, the Company entered into a Conditional Sale and Purchase Agreement with Singapore Telecom Mobile Pte. Ltd. (“Singtel”). Pursuant to the agreement, the Company sold 23,223 ordinary registered shares of Telkomsel, representing 12.72% of the issued and paid-up capital of Telkomsel for a total consideration of US$429 million (equivalent to Rp.3,948,945 million). This transaction reduced the Company’s ownership in Telkomsel from 77.72% to 65%.

Based on Decision Letter No.19/KEP/M.KOMINFO/2/2006 of the Minister of Communication and Information Technology dated February 14, 2006, the Government granted Telkomsel an IMT-2000 license in the 2.1 GHz frequency bandwidth for a ten year period (3G license), extendable subject to evaluation (Note 15 and 52d(ii)). In September 2006, Telkomsel started its commercial 3G service.

Based on the Decision Letter No. 101/KEP/M.KOMINFO/10/2006 dated October 11, 2006 of the Minister of Communication and Information Technology, Telkomsel operating licenses were updated granting Telkomsel the rights to provide:
a.	Mobile telecommunication services with radio frequency bandwith in the 900 MHz and 1800 MHz bands;

b.	Mobile telecommunication services IMT-2000 with radio frequency bandwith in the 2.1 GHz bands (3G); and

c.	Basic telecommunication services.
PT Napsindo Primatel Internasional (“Napsindo”)

Napsindo is engaged in providing “Network Access Point” (NAP), “Voice Over Data” (VOD) and other related services.

Based on the notarial deed No. 47 dated December 30, 2002 of H. Yunardi, S.H., the Company purchased 28% of Napsindo’s shares from PT Info Asia Sukses Makmur Mandiri for US$4.9 million (equivalent to Rp.43,620 million), thereby increasing the Company’s ownership interest from 32% to 60% after the settlement of payment on January 28, 2003. Starting January 13, 2006 Napsindo’s operation has ceased.

PT Infomedia Nusantara (“Infomedia”)

Infomedia is engaged in providing telecommunications information services and other information services in the form of print and electronic media. In 2002, Infomedia established a new line of business to provide call center services.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
SEPTEMBER 30, 2006 AND 2007, AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
1.	GENERAL (continued)
c.	Subsidiaries (continued)

Telekomunikasi Selular Finance Limited (“TSFL”)

Telkomsel has 100% direct ownership interest in TSFL, a company established in Mauritius on April 22, 2002. TSFL’s objective is to raise funds for the development of Telkomsel’s business through the issuance of debenture stock, bonds, mortgages or any other securities.

Telkomsel Finance B.V. (“TFBV”)

TFBV, a wholly owned subsidiary of Telkomsel, was established in Amsterdam, the Netherlands, on February 7, 2005, for the purpose of borrowing, lending and raising funds, including issuance of bonds, promissory notes or debt instruments.

Aria West International Finance B.V. (“AWI BV”)

AWI BV, a company established in the Netherlands, is a wholly owned subsidiary of TII. AWI BV is engaged in rendering services in the field of trade and finance service.

PT Balebat Dedikasi Prima (“Balebat”)

Balebat is a company engaged in the printing business, domiciled in Bogor, Indonesia. On July 1, 2006 Infomedia purchased 14% of Balebat’s shares from other shareholders, thereby increasing Infomedia’s ownership interest from 51% to 65%.

PT Finnet Indonesia (“Finnet”)

Finnet is a company established in January 2006 that engaged in banking data and communication. Metra has 60% direct ownership interest in Finnet.

PT Pro Infokom Indonesia (“PII”)

On January 29, 2003, the Company together with PT Indonesia Comnets Plus, a subsidiary of Perusahaan Perseroan (Persero) PT Perusahaan Listrik Negara (“PLN”) and PT Prima Infokom Indonesia established PT Pro Infokom Indonesia (“PII”). The establishment was notarized by deed of A. Partomuan Pohan, S.H., LLM., notary in Jakarta, under Article of Association No. 24, dated January 29, 2003.

PII was established to develop a national information network system as the back-bone for the development of the Indonesian e-Government. PII was intended to maximize the utilization of both the Company’s and PLN’s existing infrastructures.

On January 20, 2005, the Company sold its entire 51% equity interest in PII to PT Prima Infokom Indonesia for Rp.471 million. The revenues and expenses of PII as well as the related loss on the sale of the subsidiary were not significant to the consolidated statement of income.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
SEPTEMBER 30, 2006 AND 2007, AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
1.	GENERAL (continued)
d.	Authorization of the financial statements

The consolidated financial statements were authorized for issue by the Board of Directors on October 29, 2007.
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of the Company and subsidiaries have been prepared in accordance with accounting principles generally accepted in Indonesia (“Indonesian GAAP”). Indonesian GAAP varies with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Information relating to the nature and effect of such differences is presented in Note 57.
a.	Basis for preparation of financial statements

The consolidated financial statements, except for the statements of cash flows, are prepared on the accrual basis of accounting. The measurement basis used is historical cost, except for certain accounts recorded on the basis described in the related accounting policies.

The consolidated statements of cash flows are prepared using the direct method and present the changes in cash and cash equivalents from operating, investing and financing activities.

Figures in the consolidated statements are rounded and presented in millions of Indonesian Rupiah (“Rp.”), unless otherwise stated.

b.	Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries in which the Company directly or indirectly has ownership of more than 50%, or the Company has the ability to control the entity, even though the ownership is less than or equal to 50%. Subsidiaries are consolidated from the date on which every effective control is obtained and are no longer consolidated from the date of disposal.

All significant inter-company balances and transactions have been eliminated in consolidation.

c.	Transactions with related parties

The Company and subsidiaries have transactions with related parties. The definition of related parties used is in accordance with Indonesian Statement of Financial Accounting Standards (“PSAK”) No.7, “Related Party Disclosures”.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
SEPTEMBER 30, 2006 AND 2007, AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
d.	Acquisitions of subsidiaries

The acquisition of a subsidiary from a third party is accounted for by using the purchase method of accounting. Intangible assets acquired in a purchase business combination are amortized over their respective contactual lives. The excess of the acquisition cost over the Company’s interest in the fair value of identifiable assets acquired and liabilities assumed is recorded as goodwill and amortized using the straight-line method over a period of not more than five years.

The Company continually assesses whether events or changes in circumtances have ocurred that would require revision of the remaining useful life of intangible assets and goodwill, or whether there is any indication of impairment. If any indication of impairment exists, the recoverable amount of intangible assets and goodwill is estimated based on the expected future cash flows which are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

In July 2004, the Indonesian Financial Accounting Standard Board issued PSAK No.38 (Revised 2004), “Accounting for Restructuring Transactions between Entities under Common Control”, (PSAK 38R). Under PSAK 38R, the acquisition transaction with entities under common control is accounted for using book value, in a manner similar to that in pooling of interests accounting (carryover basis). The difference between the consideration paid or received and the related historical carrying amount, after considering income tax effects, is recognized directly in equity and reported as “Difference in value of restructuring transactions between entities under common control” in the stockholders’ equity section.

The balance of “Difference in value of restructuring transactions between entities under common control” is reclassified to retained earnings when the common control relationship has ceased.

e.	Foreign currency translation

The functional currency of the Company and its subsidiaries is the Indonesian Rupiah and the books of accounts of the Company and its subsidiaries are maintained in Indonesian Rupiah. Transactions in foreign currencies are translated into Indonesian Rupiah at the rates of exchange prevailing at transaction date. At the balance sheet date, monetary assets and monetary liability balances denominated in foreign currencies are translated into Indonesian Rupiah based on the buy and sell rates quoted by Reuters prevailing at the balance date. The Reuters buy and sell rates, applied respectively to translate monetary assets and monetary liability balances, were Rp.9,215 and Rp.9,225 to US$1, Rp.11,680 and Rp.11,695 to Euro1 and Rp.78.05 and Rp.78.17 to Japanese Yen1 as of September 30, 2006 and Rp.9,145 and Rp.9,150 to US$1, Rp.12,966 and Rp.12,975 to Euro1 and Rp.79.20 and Rp.79.26 to Japanese Yen1 as of September 30, 2007. Telkomsel used Bank Indonesia middle rate, which were Rp.9,235 to US$ 1 and Rp.11,732 to Euro1 as of September 30, 2006 and Rp.9,137 to US$ 1 and Rp.12,938 to Euro 1 as of September 30, 2007. Management concludes that the difference of those exchange rates is not material to the consolidated financial statements.

The resulting foreign exchange gains or losses, realized and unrealized, are credited or charged to income of the current year, except for foreign exchange differences incurred on borrowings during the construction of qualifying assets which are capitalized to the extent that the borrowings can be attributed to the construction of those qualifying assets (Note 2k).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
SEPTEMBER 30, 2006 AND 2007, AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
f.	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and in banks and all unrestricted time deposits with maturities of not more than three months from the date of placement.

g.	Investments
i.	Time deposits

Time deposits with maturities of more than three months are presented as temporary investments.

ii.	Investments in securities

Investments in available-for-sale securities are stated at fair value. Unrealized holding gains or losses from available-for-sale securities are excluded from income of the current year and are reported as a separate component in the stockholders’ equity section until realized. Realized gains or losses from the sale of available-for-sale securities are recognized in the income of the current year, and are determined on a specific-identification basis. A decline in the fair value of any available-for-sale securities below cost that is deemed to be other-than-temporary is charged to income of the current year.

iii.	Investments in associated companies

Investments in shares of stock in which the Company has 20% to 50% of the voting rights, and through which the Company exerts significant influence, but not control, over the financial and operating policies are accounted for using the equity method. Under this method, the Company recognizes the Company’s proportionate share in the income or loss of the associated company from the date that significant influence commences until the date that significant influence ceases. When the Company’s share of loss exceeds the carrying amount of the associated company, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Company has guaranteed obligations of the associated company or committed to provide further financial support to the associated company.

On a continuous basis, but no less frequently than at the end of each year, the Company evaluates the carrying amount of its ownership interests in investee companies for possible impairment. Factors considered in assessing whether an indication of other-than-temporary impairment exists include the achievement of business plan objectives and milestones including cash flow projections and the results of planned financing activities, the financial condition and prospects of each investee company, the fair value of the ownership interest relative to the carrying amount of the investment, the period of time the fair value of the ownership interest has been below the carrying amount of the investment and other relevant factors. Impairment to be recognized is measured based on the amount by which the carrying amount of the investment exceeds the fair value of the investment. Fair value is determined based on quoted market prices (if any), projected discounted cash flows or other valuation techniques as appropriate.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
SEPTEMBER 30, 2006 AND 2007, AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
g.	Investments (continued)
iii.	Investments in associated companies (continued)

Changes in the value of investments due to changes in the equity of associated companies arising from capital transactions of such associated companies with other parties are recognized directly in equity and are reported as “Difference due to change of equity in associated companies” in the stockholders’ equity section. Differences previously credited directly to equity as a result of equity transactions in associated companies are released to the statement of income upon the sale of an interest in the associate in proportion with percentage of the interest sold.

The functional currency of PT Pasifik Satelit Nusantara and PT Citra Sari Makmur is the U.S. Dollar. For the purpose of reporting these investments using the equity method, the assets and liabilities of these companies as of the balance sheet date are translated into Indonesian Rupiah using the rates of exchange prevailing at that date, while revenues and expenses are translated into Indonesian Rupiah at the average rates of exchange for the year. The resulting translation adjustments are reported as part of “Translation adjustment” in the equity section.

iv.	Other investments

Investments in shares of stock with ownership interests of less than 20% that do not have readily determinable fair values and are intended for long-term investments are carried at cost and are adjusted only for other-than-temporary decline in the value of individual investments. Any such write-down is charged directly to income of the current period.
h.	Trade and other receivables

Trade and other receivables are recorded net of an allowance for doubtful accounts, based upon a review of the collectibility of the outstanding amounts. Accounts are written off against the allowance during the period in which they are determined to be not collectible.

Trade and other receivables are recorded at the invoiced amount. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. The amount of the allowance is recognized in the consolidated statement of income within operating expenses – general and administrative. The Company determines the allowance based on historical write-off experience. The Company reviews its allowance for doubtful accounts monthly. Past due balances over 90 days for retail customers are fully provided, and past due balance for non-retail customers over a specified amount are reviewed individually for collectibility. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance sheet credit exposure related to its customers.

i.	Inventories

Inventories consist of components and modules which are expensed and transferred to property, plant and equipment upon use, respectively. Inventories also include Subscriber Identification Module (“SIM”) cards, Removable User Identity Module (“RUIM”) cards and pulse reload voucher blanks, which are expensed upon sale. Inventories are stated at the lower of costs or net realizable value.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
SEPTEMBER 30, 2006 AND 2007, AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
i.	Inventories (continued)

Cost is determined using the weighted average cost method for components, SIM cards, RUIM cards and prepaid voucher blanks, and the specific-identification method for modules.

Allowance for obsolescence is primarily based on the estimated forecast of future usage of these items.

j.	Prepaid expenses

Prepaid expenses are amortized over their beneficial periods using the straight-line method.

k.	Property, plant and equipment – direct acquisitions

Property, plant and equipment directly acquired are stated at cost, less accumulated depreciation and impairment losses.

Property, plant and equipment, except land, are depreciated using the straight-line method, based on the estimated useful lives of the assets as follows:

Years
Buildings	20
Switching equipment	5-15
Telegraph, telex and data communication equipment	5-15
Transmission installation and equipment	5-20
Satellite, earth station and equipment	3-15
Cable network	5-15
Power supply	3-10
Data processing equipment	3-10
Other telecommunications peripherals	5
Office equipment	2-5
Vehicles	5-8
Other equipment	5
Land is stated at cost and is not depreciated.

When the carrying amount of an asset exceeds its estimated recoverable amount, the asset is written down to its estimated recoverable amount, which is determined based upon the greater of its net selling price or value in use.

The cost of maintenance and repairs is expensed as incurred. Expenditures, which extend the useful life of the asset or result in increased future economic benefits such as increase in capacity or improvement in the quality of output or standard of performance, are capitalized and depreciated in conjunction with the depreciation of the related property, plant and equipment over their remaining useful lives or their newly estimated useful lives.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
SEPTEMBER 30, 2006 AND 2007, AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
k.	Property, plant and equipment – direct acquisitions (continued)

When assets are retired or otherwise disposed of, their carrying values and the related accumulated depreciation are eliminated from the consolidated financial statements, and the resulting gains or losses on the disposal or sale of property, plant and equipment are recognized in the statements of income.

Computer software used for data processing is included in the value of the associated hardware.

Property under construction is stated at cost until construction is complete, at which time it is reclassified to the specific property, plant and equipment account to which it relates. During the construction period, borrowing costs, which include interest expense and foreign exchange differences incurred to finance the construction of the asset, are capitalized in proportion to the average amount of accumulated expenditures during the period. Capitalization of borrowing cost ceases when the assets are ready for its intended use.

Equipment temporarily unused are reclassified into equipment not used in operation and depreciated over their estimated useful life using straight line method.

l.	Property, plant and equipment under capital leases

Property, plant and equipment acquired under capital leases are stated at the present value of minimum lease payments along with the residual values (option price) paid by the lessee at the end of lease period. At inception of the lease, a corresponding liability, which equals to the present value of minimum lease payments, is also recorded and subsequently reduced by the principal component of each minimum lease payment. The interest component of each minimum lease payment is recognized in the statements of income.

Leased assets are capitalized only if all of the following criteria are met: (a) the lessee has an option to purchase the leased asset at the end of the lease period at a price agreed upon at the inception of the lease agreement, and (b) the sum of periodic lease payments, plus the residual value, will cover the acquisition price of the leased asset and related interest, and (c) there is a minimum lease period of at least 2 years.

Leased assets are depreciated using the same method and over the same estimated useful lives used for directly acquired property, plant and equipment.

m.	Revenue-sharing arrangements

Revenues from revenue-sharing arrangements are recognized based on Company’s share as agreed upon in the contracts.

The Company records assets under revenue-sharing agreements as “Property, plant and equipment under revenue-sharing arrangements” (with a corresponding initial credit to “Unearned income on revenue-sharing arrangements” presented in the liabilities section of the balance sheet) based on the costs incurred by the investors as agreed upon in the contracts entered into between the Company and the investors. Property, plant and equipment are depreciated over their estimated useful lives using the straight-line method (Note 2k).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
SEPTEMBER 30, 2006 AND 2007, AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
m.	Revenue-sharing arrangements (continued)

Unearned income related to the acquisition of the property, plant and equipment under revenue-sharing arrangements is amortized over the revenue-sharing period using the straight-line method.

At the end of the revenue-sharing period, the respective property, plant and equipment under revenue-sharing arrangements are reclassified to the “Property, plant and equipment” account.

n.	Joint operation schemes

Revenues from joint operation schemes include amortization of the investor’s initial payments, Minimum Telkom Revenues (“MTR”) and the Company’s share of Distributable KSO Revenues (“DKSOR”).

Unearned initial investor payments received as compensation from the KSO Investors were presented net of all direct costs incurred in connection with the KSO agreement and amortized using the straight-line method over the KSO period of 15 years starting from January 1, 1996.

MTR were recognized on a monthly basis, based upon the contracted MTR amount for the current year, in accordance with the KSO agreement.

The Company’s share of DKSOR was recognized on the basis of the Company’s percentage share of the KSO revenues, net of MTR and operational expenses of the KSO Units, as provided in the KSO agreements.

Under PSAK No. 39, “Accounting for Joint Operation Schemes”, which supersedes paragraph 14 of PSAK No. 35, “Accounting for Telecommunication Services Revenue”, the assets built by the KSO Investors under the joint operation schemes were recorded in the books of the KSO Investors which operate the assets and would be transferred to the Company at the end of the KSO period or upon termination of the KSO agreement.

As of October 19, 2006 the Company has obtained full control over all of the KSO operations by acquisition of its KSO investors or the businesses.

o.	Deferred charges for landrights

Costs incurred to process and extend the landrights are deferred and amortized using the straight-line method over the term of the landrights.

p.	Treasury stock

The reacquired Company’s stocks is accounted for using the reacquisition cost and presented as “Treasury Stock” to be deducted against the equity. The cost of reacquired Company’s stocks sold is accounted for using the weighted average method. The difference resulting from the cost and the proceeds from the sale of treasury stock is credited to “Paid-in Capital”.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
SEPTEMBER 30, 2006 AND 2007, AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
q.	Revenue and expense recognition
i.	Fixed line telephone revenues

Revenues from fixed line installations are recognized at the time the installations are placed in service and ready for use. Revenues from usage charges are recognized as customers incur the charges.

ii.	Cellular and fixed wireless telephone revenues

Revenues from post-paid services, which consist of connection fee as well as usage and monthly charges, are recognized as follows:
•	Connection fees for service connection are recognized as revenues at the time the connection occurs.

•	Airtime and charges for value added services are recognized based on usage by subscribers.

•	Monthly subscription charges are recognized as revenues when incurred by subscribers.
Revenues from prepaid card customers, which consist of the sale of starter packs (also known as SIM cards in the case of cellular or RUIM in the case of fixed wireless telephone and start-up load vouchers) and pulse reload vouchers, are recognized as follows:
•	Sale of SIM and RUIM card is recognized as revenue upon delivery of the starter packs to distributors, dealers or directly to customers.

•	Sale of pulse reload vouchers (either bundled in starter packs or sold as separate items) is recognized initially as unearned income and recognized proportionately as usage revenue based on duration of successful calls made and the value added services used by the subscribers or the expiration of the unused stored value of the voucher.
iii.	Interconnection revenues

Revenues from network interconnection, with other domestic and international telecommunications carriers are recognized as incurred in accordance agreement.

Prior to 2007, the Company and subsidiaries revenues from network interconnection with other domestic and international telecommunication carriers are presented net of interconnection expenses.

Effective January 1, 2007, the Company and subsidiaries have apply cost based interconnection tariff for local calls. Consequently, interconnection revenues with other domestic telecommunications carriers are presented at gross amount. Revenues from network interconnection with other international telecommunication carriers are presented net of interconnection expenses.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
SEPTEMBER 30, 2006 AND 2007, AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
q.	Revenue and expense recognition (continued)
iv.	Data and internet revenues

Revenues from installations (set-up) of internet, data communication and e-Business are recognized upon the completion of installations. Revenues from data communication and internet are recognized based on usage.

v.	Revenues from network

Revenues from network consist of revenues from leased lines and satellite transponder leases. Revenues are recognized based on subscription fee as specified in the agreements.

Expenses are recognized on an accrual basis and unutilized promotional credits and allowances are netted against unearned income.
r.	Employee benefits
i.	Pension and post-retirement health care benefit plans

The net obligations in respect of the defined pension benefit and post-retirement health care benefit plans are calculated at the present value of estimated future benefits that the employees have earned in return for their service in the current and prior periods, deducted by any plan assets, unrecognized actuarial gains or losses, and unrecognized past service cost. The calculation is performed by an independent actuary using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of government bonds that have terms to maturity approximating the terms of the related liability.

Actuarial gains or losses arising from experience adjustments and changes in actuarial assumptions, when exceeding the greater of 10% of present value of the defined benefit obligation and 10% of fair value of plan assets, are charged or credited to the income statement over the average remaining service lives of the relevant employees. Prior service cost is recognized immediately if vested or amortized over the vesting period.

For defined contribution plans, the regular contributions constitute net periodic costs for the year in which they are due and as such are included in staff costs.

ii.	Long service awards (“LSA”)

Employees are entitled to receive certain cash awards based on length of service requirement. The benefits are either paid at the time the employee reaches certain anniversary dates during employment or proportionately upon retirement or at the time of termination.

Actuarial gains or losses arising from experience adjustment and changes in actuarial assumptions are charged immediately to current income statement.

The obligation with respect to LSA is calculated by an independent actuary using the projected unit credit method.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
SEPTEMBER 30, 2006 AND 2007, AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
r.	Employee benefits (continued)
iii.	Early retirement benefits

Early retirement benefits are accrued at the time a commitment to provide early retirement benefits is made as a result of an offer made in order to encourage voluntary redundancy. A commitment to a termination arises when, and only when a detailed formal plan for the early retirement cannot be withdrawn.
Gains or losses on curtailment are recognized when there is a commitment to make a material reduction in the number of employees covered by a plan or when there is an amendment of a defined benefit plan terms such that a material element of future services by current employees will no longer qualify for benefits, or will qualify only for reduced benefits.

Gains or losses on settlement are recognized when there is a transaction that eliminates all further legal or constructive obligation for part or all of the benefits provided under a defined benefit plan.

s.	Income tax

The Company and its subsidiaries recognized deferred tax assets and liabilities for temporary differences between the financial and tax bases of assets and liabilities at each reporting date. The Company and its subsidiaries recognized deferred tax assets resulting from the recognition of future tax benefits, such as the benefit of tax loss carryforwards, to the extent their future realization is probable. Deferred tax assets and liabilities are measured using enacted tax rates at each reporting date which are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Income tax is charged or credited to the statement of income, except to the extent that it relates to items recognized directly in equity, such as difference in value of restructuring transactions between entities under common control (Note 2d) and effect of foreign currency translation adjustment for certain investments in associated companies (Note 2g.iii), in which case income tax is also charged or credited directly to equity.

Amendments to taxation obligations are recorded when an assessment is received or if appealed against, when the results of the appeal are determined.

t.	Basic earnings per share and earnings per American Depositary Share (“ADS”)

Basic earnings per share are computed by dividing net income by the weighted average number of shares outstanding during the period. Net income per ADS is computed by multiplying basic earnings per share by 40, the number of shares represented by each ADS.

u.	Segment information

The Company and its subsidiaries’ segment information is presented based upon identified business segments. A business segment is a distinguishable unit that provides different products and services and is managed separately. Business segment information is consistent with operating information routinely reported to the Company’s chief operating decision maker.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
SEPTEMBER 30, 2006 AND 2007, AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
v.	Derivative instruments

Derivative transactions are accounted for in accordance with PSAK 55, “Accounting for Derivative Instruments and Hedging Activities” which requires that all derivative instruments be recognized in the financial statements at fair value. To qualify for hedge accounting, PSAK 55 requires certain criteria to be met, including documentation required to have been in place at the inception of the hedge.

Changes in fair value of derivative instruments that do not qualify for hedge accounting are recognized in the statement of income. If a derivative instrument is designated and qualifies for hedge accounting, changes in fair value of derivative instruments are recorded as adjustments to the assets or liabilities being hedged in the income for the current period or in the stockholders’ equity, depending on the type of hedge transaction represented and the effectiveness of the hedge.

w.	Dividends

Dividend distribution to the Company’s shareholders is recognized as liability in the Company’s consolidated financial statements in the period in which the dividends are approved by the Company’s shareholders. For interim dividends, the Company recognized as liability based on Board of Directors’ decision with the approval from Board of Commissioners.

x.	Intangible Assets

Intangible assets comprised of intangible assets from subsidiaries and business acquisition (see note 2d) and license. Intangible asset shall be recognized if it is probable that the expected future economic benefits that are attributable to the asset will flow to the Company and the cost of the asset can be reliably measured. Intangible asset is stated at cost less accumulated amortizaton and impairment, if any. Intangible asset is amortized over its useful life. The Company shall estimate the recoverable value of its intangible assets. When the carrying amount of an asset exceeds its estimated recoverable amount, the asset is written down to its estimated recoverable amount.

In 2006, Telkomsel was granted the right to operate the 3G license. Telkomsel is required to pay an up-front fee and annual rights of usage (“BHP”) fee for the next ten years. The up-front fee is recorded as intangible asset and amortized using the straight line method over the term of the right to operate the 3G license (10 years). Amortization commences from the date when the assets attributable to the provision of the related services are available for use.

Based on management interpretation of the license conditions and the written confirmation from the Directorate General of Post and Telecommunication, it is believed that the license could be returned at any time without any financial obligation to pay the remaining outstanding BHP fees. Based on this fact, Telkomsel concluded that it has purchased the right to make annual operating payments to operate the 3G license. Accordingly, Telkomsel recognizes the BHP fees as expense when incurred.

Management of Telkomsel assess its plan to continue to use the license on an annual basis.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
SEPTEMBER 30, 2006 AND 2007, AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
y.	Use of estimates

The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to such estimates and assumptions include the carrying amount of property, plant and equipment and intangible assets, valuation allowance for receivables and obligations related to employee benefits. Actual results could differ from those estimates.
3.	TRANSLATION OF RUPIAH INTO UNITED STATES DOLLARS

The consolidated financial statements are stated in Indonesian Rupiah. The translations of Indonesian Rupiah amounts into United States Dollars are included solely for the convenience of the readers and have been made using the average of the market buy and sell rates of Rp.9,147.5 to US$1 published by Reuters on September 30, 2007. The convenience translations should not be construed as representations that the Indonesian Rupiah amounts have been, could have been, or could in the future be, converted into United States Dollars at this or any other rate of exchange.

4.	ACQUISITIONS OF KSO III INVESTORS

Effective on July 31, 2003 (the “closing date”), the Company acquired 100% of the outstanding common stock of TII (previously the Company’s KSO III partner), for approximately Rp.1,141,752 million plus the assumption of TII’s debts of Rp.2,577,926 million. The purchase consideration included non-interest bearing promissory notes with a face value of US$109.1 million (equivalent to Rp.927,272 million), the present value of which at the discount rate of 5.16% at the closing date was estimated to be US$92.7 million (equivalent to Rp.788,322 million). The promissory notes would be paid in 10 equal semi-annual installments beginning July 31, 2004.

The acquisition of TII has been accounted for using the purchase method of accounting. There was no goodwill arising from this acquisition. The following table summarizes the final purchase price allocation of the acquired assets and assumed liabilities based on estimates of their respective fair values at the closing date:

Rp
Distributable KSO revenue receivable	540,267
Property, plant and equipment	1,556,269
Intangible assets	1,982,564
Other assets	34,372
Deferred tax liabilities	(393,794)

Fair value of net assets acquired	3,719,678
Borrowings assumed	(2,577,926)

Total purchase consideration	1,141,752

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
SEPTEMBER 30, 2006 AND 2007, AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
4.	ACQUISITIONS OF KSO III INVESTORS (continued)

Intangible assets identified from this acquisition represent the right to operate the business in the KSO III area and the amount is being amortized over the then remaining term of the KSO agreement of 7.4 years (Note 15).

The Company’s consolidated results of operations had included the operating results of TII since July 31, 2003, the date of acquisition.

The outstanding promissory notes issued for the acquisition of TII are presented as “Deferred consideration for business combinations” in the consolidated balance sheets (Note 25). As of September 30, 2006 and 2007, the outstanding promissory notes, before unamortized discount, amounted to US$54.5 million (equivalent to Rp.503,182 million) and US$32.7 million (equivalent to Rp.299,455 million), respectively.

The allocation of the acquisition cost described above was based on an independent appraisal report of fair values.

5.	AMENDMENT AND RESTATEMENT OF THE JOINT OPERATION SCHEME IN REGIONAL DIVISIONS IV AND VII
a.	Amendment and Restatement of the Joint Operation Scheme in Regional Division IV (“KSO IV”)

On January 20, 2004, the Company and PT Mitra Global Telekomunikasi Indonesia (“MGTI”), the investor in KSO IV, entered into an agreement to amend and restate their joint operation agreement (“KSO agreement”). The principal provisions in the original KSO agreement that have been amended are as follows:
•	The rights to operate fixed-line telecommunications services had been transferred to the Company, where KSO IV is operated under the management, supervision, control and responsibility of the Company.

•	Responsibilities for funding construction of new telecommunication facilities and payments of operating expenses incurred in KSO IV had been assigned to the Company.

•	Risk of loss from damages or destruction of assets operated by KSO IV is transferred to the Company.

•	At the end of the KSO period (December 31, 2010), all rights, title and interest of MGTI in the existing property, plant and equipment (including new additional installations) and inventories will be transferred to the Company at no cost.

•	The Company’s rights to receive Minimum Telkom Revenues (“MTR”) and share in Distributable KSO Revenues (“DKSOR”) under the original KSO agreement were amended so that MGTI receives fixed monthly payments (“Fixed Investor Revenues”) beginning in February 2004 through December 2010 totaling US$517.1 million and the Company is entitled to the balance of KSO revenues net of operating expenses and payments to MGTI for Fixed Investor Revenues. In addition, payments for Fixed Investor Revenues must be made to MGTI before any payments can be made to the Company.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
SEPTEMBER 30, 2006 AND 2007, AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
5.	AMENDMENT AND RESTATEMENT OF THE JOINT OPERATION SCHEME IN REGIONAL DIVISIONS IV AND VII (continued)
a.	Amendment and Restatement of the Joint Operation Scheme in Regional Division IV (“KSO IV”) (continued)
•	In the event funds in KSO IV are insufficient to pay Fixed Investor Revenues to MGTI, the Company is required to pay the shortfall to MGTI.
As a result of the amendment of the KSO agreement, the Company obtained the legal right to control the financial and operating decisions of KSO IV. Accordingly, the Company has accounted for this transaction as a business combination using the purchase method of accounting.

The purchase price for this transaction was approximately US$390.7 million (equivalent to Rp.3,285,362 million) which represented the present value of fixed monthly payments (totaling US$517.1 million) to be paid to MGTI beginning in February 2004 through December 2010 using a discount rate of 8.3% plus the direct cost of the business combination. The allocation of the acquisition cost was as follows:

Rp
Property, plant and equipment	2,377,134
Intangible assets	908,228

Total purchase consoderation	3,285,362

The allocation of the acquisition cost described above was based on an independent appraisal of fair values. Intangible assets identified from this acquisition represent right to operate the business in the KSO area and the amount is being amortized over the remaining term of the KSO agreement of 6.9 years (Note 15). There was no goodwill arising from this acquisition.

The Company’s consolidated results of operations has included the operating results of KSO IV since February 1, 2004 being the nearest convenient balance date.

As of September 30, 2006 and 2007, the remaining monthly payments to be made to MGTI, before unamortized discount, amounted to US$339.2 million (Rp.3,128,812 million) and US$263.4 million (Rp.2,410,177 million) and is presented as “Deferred consideration for business combinations” (Note 25).

b.	Amendment and Restatement of the Joint Operation Scheme in Regional Division VII (“KSO VII”)

On October 19, 2006, the Company and PT Bukaka Singtel International (“BSI”), the investor in KSO VII, entered into an agreement to amend and restate their joint operation agreement (“KSO agreement”). The principal provisions in the original KSO agreement that have been amended and restated are as follow:
•	The rights to operate fixed-line telecommunications services had been transferred to the Company, where KSO VII is operated under the management, supervision, control and responsibility of the Company.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
SEPTEMBER 30, 2006 AND 2007, AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
5.	AMENDMENT AND RESTATEMENT OF THE JOINT OPERATION SCHEME IN REGIONAL DIVISIONS IV AND VII (continued)
b.	Amendment and Restatement of the Joint Operation Scheme in Regional Division VII (“KSO VII”) (continued)
•	The responsibilities for funding construction of new telecommunication facilities and payments of operating expenses incurred in KSO VII had been assigned to the Company.

•	The risk of loss from damages or destruction of assets operated by KSO VII will be transferred to the Company.

•	At the end of the KSO period (December 31, 2010), all rights, title and interest of BSI in existing property, plant and equipment (including new additional installations) and inventories will be transferred to the Company at no cost.

•	The Company’s rights to receive Minimum Telkom Revenues (“MTR”) and share in Distributable KSO Revenues (“DKSOR”) under the original KSO agreement were amended so that BSI receives fixed monthly payments (“Fixed Investor Revenues”) amounting to Rp.55.64 billion beginning in October 2006 through June 2007 and amounting to Rp.44.25 billion in July 2007 through December 2010. The Company is entitled to the balance of KSO revenues net of operating expenses and payments to BSI for Fixed Investor Revenues. In addition, payments for Fixed Investor Revenues must be made to BSI before any payments could be made to the Company.

•	In the event funds in KSO VII are insufficient to pay Fixed Investor Revenues to BSI, the Company is required to pay the shortfall to BSI.
As a result of the amendment and restatement of the KSO agreement, the Company obtained the legal right to control financial and operating decisions of KSO VII. Accordingly, the Company has accounted for this transaction as a business combination using the purchase method of accounting. As a condition precedent to the coming into effect of the amended KSO agreement, the Company has entered into assignment agreement with BSI and its business partners whereby BSI assigned its revenue sharing agreements with its business partners to the Company. The Company has accounted for these transactions in accordance with the accounting treatment for revenue sharing arrangements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
SEPTEMBER 30, 2006 AND 2007, AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
5.	AMENDMENT AND RESTATEMENT OF THE JOINT OPERATION SCHEME IN REGIONAL DIVISIONS IV AND VII (continued)
b.	Amendment and Restatement of the Joint Operation Scheme in Regional Division VII (“KSO VII”) (continued)

The purchase price for this transaction was approximately Rp.1,770,925 million which represents the present value of fixed monthly payments (totaling Rp.2,359,230 million) to be paid to BSI beginning in October 2006 through December 2010 using a discount rate of 15% plus the direct cost of the business combination. The allocation of the acquisition cost was as follows:

Rp
Purchase consideration — at present value	1,770,925

Fair value of net assets acquired:
- Cash and cash equivalents	143,648
- Receivables	266,337
- Other current assets	69,960
- Property, plant and equipment	1,288,888
- Deferred tax assets	6,993
- Property, plant and equipment under revenue sharing arrangements	452,205
- Intangible assets	451,736
- Current liabilities	(456,637)
- Unearned income on revenue sharing arrangements	(452,205)

Fair value of net assets	1,770,925

The fair value of the property, plant and equipment and property, plant and equipment under revenue sharing arrangements described above was determined by an independent appraisal whereas the fair value of other assets and liabilities was determined by management. The intangible assets represent right to operate the business in the KSO VII area and the amount is being amortized over the remaining term of the KSO agreement of 4.3 years (Note 15). There was no goodwill arising from this acquisition.

The Company’s consolidated results of operations has included the operating results of KSO VII since October 1, 2006 being the nearest convenient balance date.

As of September 30, 2007, the remaining monthly payments to be made to BSI, before unamortized discount, amounted to Rp.1,752,912 million and is presented as “Deferred consideration for business combinations” (Note 25).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
SEPTEMBER 30, 2006 AND 2007, AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
6. CASH AND CASH EQUIVALENTS

	2006	2007
Cash on hand	29,033	35,895

Cash in banks
Related parties
Rupiah
Bank Mandiri	76,656	171,009
Bank Negara Indonesia	69,719	98,413
Bank Rakyat Indonesia	4,402	28,007
Bank Pos Nusantara	1,252	1,367

Total	152,029	298,796

Foreign currencies
Bank Mandiri	51,680	38,971
Bank Negara Indonesia	2,420	18,778
Bank Rakyat Indonesia	620	621

Total	54,720	58,370

Total — related parties	206,749	357,166

Third parties
Rupiah
ABN AMRO Bank	99,725	78,798
Deutsche Bank	8,293	17,786
Bank Central Asia	19,727	14,529
Bank Bukopin	7,099	6,412
Citibank NA	943	6,349
Lippo Bank	1,116	2,683
Bank Niaga	865	1,698
Bank Mega	2,286	841
Bank Buana Indonesia	1,409	730
Bank Syariah Mega Indonesia	—	307
Bank Bumiputera Indonesia	355	307
BPD Papua	—	156
Bank Danamon	498	118
Bank Internasional Indonesia	22	14
Bank Permata	—	8

Total	142,338	130,736

Foreign currencies
Deutsche Bank	1,218	12,061
Citibank NA	7,744	10,368
ABN AMRO Bank	146	9,316
Standard Chartered Bank	93	92
Bank Internasional Indonesia	47	83
Bank Central Asia	50	35
Bank Daichi	3	30

Total	9,301	31,985

Total — third parties	151,639	162,721

Total cash in banks	358,388	519,887

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
SEPTEMBER 30, 2006 AND 2007, AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
6. CASH AND CASH EQUIVALENTS (continued)

	2006	2007
Time deposits
Related parties
Rupiah
Bank Mandiri	1,776,791	711,229
Bank Negara Indonesia	2,179,661	392,580
Bank Rakyat Indonesia	437,115	247,020
Bank Tabungan Negara	269,590	152,192

Total	4,663,157	1,503,021

Foreign currencies
Bank Negara Indonesia	99	653,965
Bank Mandiri	595,630	234,013

Total	595,729	887,978

Total — related parties	5,258,886	2,390,999

Third parties
Rupiah
Citibank NA	484,000	886,000
Bank Jabar	196,795	184,400
Bank Niaga	196,360	177,820
Bank Internasional Indonesia	7,280	156,035
Bank Danamon	59,820	143,115
Bank Mega	95,690	92,945
Bank BTPN	55,100	84,128
Bank Bukopin	93,280	83,320
Bank Muamalat Indonesia	48,515	73,040
Deutsche Bank	3,900	13,200
Bank Permata	—	102
Bank NISP	40,280	—
Bank Syariah Mega Indonesia	13,700	—
Bank Yudha Bhakti	8,045	—
Bank Nusantara Parahyangan	1,000	—

Total	1,303,765	1,894,105

Foreign currencies
Deutsche Bank	743,269	949,667
Standard Chartered Bank	—	696,230
Bank Bukopin	1,844	4,574
Bank Mega	1,844	1,830
The Hongkong and Shanghai Banking Corporation	611,865	—

Total	1,358,822	1,652,301

Total — third parties	2,662,587	3,546,406

Total time deposits	7,921,473	5,937,405

Total cash and cash equivalents	8,308,894	6,493,187

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
SEPTEMBER 30, 2006 AND 2007, AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
6. CASH AND CASH EQUIVALENTS (continued)
     Range of interest rates per annum for time deposits is as follows:

	2006	2007
Rupiah	4.25% - 13.00%	3% - 10.25%
Foreign currencies	2.75% - 5.00%	3.25% - 4.75%
The related parties which the Company places its funds are Government-owned banks. The Company places a majority of its cash and cash equivalents in these banks because they have the most extensive branch network in Indonesia and are considered to be financially sound banks as they are owned by the Government.
Refer to Note 47 for details of related party transactions.
7. TRADE RECEIVABLES
Trade receivables from related parties and third parties arise from services provided to both retail and non-retail customers.
a.	By Debtor

Related parties:

	2006	2007
Government agencies	480,519	580,713
PT Citra Sari Makmur	31,146	40,816
PT Patra Telekomunikasi Indonesia	10,005	16,309
PT Aplikanusa Lintasarta	3,393	8,623
PT Graha Informatika Nusantara	5,855	4,718
Kopegtel	4,322	538
PT Pasifik Satelit Nusantara	1,549	139
KSO VII	253,293	—
Others	7,410	10,745

Total	797,492	662,601
Allowance for doubtful accounts	(101,991)	(94,989)

Net	695,501	567,612

Trade receivables from certain related parties are presented net of the Company’s liabilities to such parties due to legal right of offset in accordance with agreements with those parties.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
SEPTEMBER 30, 2006 AND 2007, AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
7. TRADE RECEIVABLES (continued)
a.	By Debtor (continued)

Third parties:

	2006	2007
Residential and business subscribers	3,432,822	3,625,977
Overseas international carriers	260,675	325,127

Total	3,693,497	3,951,104
Allowance for doubtful accounts	(657,172)	(1,031,541)

Net	3,036,325	2,919,563

b.	By Age

Related parties:

	2006	2007
Up to 6 months	620,319	469,438
7 to 12 months	38,516	28,169
13 to 24 months	47,742	93,816
More than 24 months	90,915	71,178

Total	797,492	662,601
Allowance for doubtful accounts	(101,991)	(94,989)

Net	695,501	567,612

Third parties:

	2006	2007
Up to 3 months	3,008,753	2,924,089
More than 3 months	684,744	1,027,015

Total	3,693,497	3,951,104
Allowance for doubtful accounts	(657,172)	(1,031,541)

Net	3,036,325	2,919,563

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
SEPTEMBER 30, 2006 AND 2007, AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
7. TRADE RECEIVABLES (continued)
c.	By Currency

Related parties:

	2006	2007
Rupiah	787,461	581,499
United States Dollar	10,031	81,102

Total	797,492	662,601
Allowance for doubtful accounts	(101,991)	(94,989)

Net	695,501	567,612

Third parties:

	2006	2007
Rupiah	3,419,426	3,505,342
United States Dollar	274,071	445,762

Total	3,693,497	3,951,104
Allowance for doubtful accounts	(657,172)	(1,031,541)

Net	3,036,325	2,919,563

d.	Movements in the allowance for doubtful accounts

	2006	2007
Beginning balance	685,668	784,789
Additions	340,189	369,162
Bad debts write-off	(266,694)	(27,421)

Ending balance	759,163	1,126,530

Management believes that the allowance for doubtful accounts is adequate to cover probable losses on uncollectible accounts.
Except for the amounts receivable from the Government agencies, management believes that there were no significant concentrations of credit risk on these receivables.
Refer to Note 47 for details of related party transactions.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
SEPTEMBER 30, 2006 AND 2007, AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
8. INVENTORIES

	2006	2007
Components	50,700	48,225
Allowance for obsolescence	(9,092)	(5,856)

Net	41,608	42,369

Modules	106,812	118,820
Allowance for obsolescence	(43,064)	(46,614)

Net	63,748	72,206

SIM cards, RUIM cards and prepaid voucher blanks	82,608	88,260
Allowance for obsolescence	(190)	(370)

Net	82,418	87,890

Total	187,774	202,465

Movements in the allowance for obsolescence are as follows:

	2006	2007
Beginning balance	48,347	48,098
Additions	4,048	8,073
Inventory write-off	(49)	(3,331)

Ending balance	52,346	52,840

Components and modules represent telephone terminals, cables, transmission installation spare parts and other spare parts.
Management believes that the allowance is adequate to cover probable losses from decline in inventory value due to obsolescence.
At September 30, 2007, inventory held by a certain subsidiary was insured against fire, theft and other specified risks to PT Asuransi AIOI Indonesia for US$0.6 million. Management believes that the insurance amount is adequate to cover such risks.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
SEPTEMBER 30, 2006 AND 2007, AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
9. PREPAID EXPENSES

	2006	2007
Rent	1,210,750	2,072,300
Salary	263,724	314,691
Telephone directory issuance cost	31,111	2,914
Insurance	9,768	29,723
Others	15,676	10,739

Total	1,531,029	2,430,367

Refer to Note 47 for details of related party transactions.
10. OTHER CURRENT ASSETS

	2006	2007
Restricted time deposits — Bank Mandiri (Note 47)	276,677	8,460

As of September 30, 2006, the balance consists of the Company’s time deposits of US$23.4 million (equivalent to Rp.216,118 million) and Rp.60,559 million pledged as collateral for bank guarantees.
As of September 30, 2007, the balance consists of the Company’s time deposits of US$0.072 million (equivalent to Rp.659 million) and Rp.5,530 million, and Infomedia’s time deposit of Rp.2,271 million pledged as collateral for bank guarantees.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
SEPTEMBER 30, 2006 AND 2007, AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
11. LONG-TERM INVESTMENTS

	2006
	Percentage			Share of
	of	Beginning		Net Income	Translation	Ending
	Ownership	Balance	Addition	(Loss)	Adjustment	Balance
Equity method:
PT Citra Sari Makmur	25.00	66,253	—	(1,068)	(22)	65,163
PT Patra Telekomunikasi Indonesia	40.00	25,069	—	884	—	25,953
PT Pasifik Satelit Nusantara	22.38	—	—	—	—	—

		91,322	—	(184)	(22)	91,116

Cost method:
Bridge Mobile Pte. Ltd.	12.5	9,290	—	—	—	9,290
PT Batam Bintan Telekomunikasi	5.00	588	—	—	—	588
PT Pembangunan Telekomunikasi Indonesia	3.18	199	—	—	—	199

		10,077	—	—	—	10,077

		101,399	—	(184)	(22)	101,193

	2007
	Percentage			Share of
	of	Beginning		Net Income	Translation	Ending
	Ownership	Balance	Addition	(Loss)	Adjustment	Balance
Equity method:
PT Citra Sari Makmur	25.00	53,114	—	2,338	355	55,807
PT Patra Telekomunikasi Indonesia	40.00	26,007	—	4,580	—	30,587
PT Pasifik Satelit Nusantara	22.38	—	—	—	—	—

		79,121	—	6,918	355	86,394

Cost method:
Bridge Mobile Pte. Ltd.	12.50	9,290	5,454	—	—	14,744
PT Batam Bintan Telekomunikasi	5.00	587	—	—	—	587
PT Pembangunan Telekomunikasi Indonesia	3.18	199	—	—	—	199

		10,076	5,454	—	—	15,530

		89,197	5,454	6,918	355	101,924

a.	PT Citra Sari Makmur (“CSM”)

CSM is engaged in providing Very Small Aperture Terminal (“VSAT”), network application services and consulting services on telecommunications technology and related facilities.

As of September 30, 2006 and 2007, the carrying amount of investment in CSM was equal to the Company’s share in net assets of CSM.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
SEPTEMBER 30, 2006 AND 2007, AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
11. LONG-TERM INVESTMENTS (continued)
b.	PT Patra Telekomunikasi Indonesia (“Patrakom”)

Patrakom is engaged in providing satellite communication system services, related services and facilities to companies in the petroleum industry.

On August 26, 2005, the Company purchased 10% of Patrakom’s outstanding shares from Indosat for Rp.4,250 million, thereby increasing the Company’s ownership interest from 30% to 40%.

As of September 30, 2006 and 2007, the carrying amount of investment in Patrakom was approximate to the Company’s share in net assets of Patrakom.

c.	PT Pasifik Satelit Nusantara (“PSN”)

PSN is engaged in providing satellite transponder leasing and satellite-based communication services in the Asia Pacific region.

As of December 31, 2001, the Company’s share of losses in PSN has exceeded the carrying amount of the investment. Accordingly, the investment value has been reduced to nil.

On August 8, 2003, as a result of share-swap transaction with PT Centralindo Pancasakti Cellular, the Company’s interest in PSN effectively increased to 43.69%. The Company’s decision to increase its ownership interest in PSN as part of the share-swap transactions was premised on the Company’s assessment that PSN’s satellite services would allow it to capitalize on a government program which called for the provision of telecommunication services to remote areas of Indonesia.

In 2005, the Company’s ownership interest was diluted to 35.5% as a result of debt to equity conversions consummated by PSN.

On January 20, 2006, PSN’s stockholders agreed to issue new shares to a new stockholder. The issuance of new shares resulted in dilution of the Company’s interest in PSN to 22.38%.

d.	Bridge Mobile Pte. Ltd

On November 3, 2004, Telkomsel together with six other international mobile operators in Asia Pacific established Bridge Mobile Pte. Ltd. (Singapore), a company that is engaged in providing regional mobile services in the Asia Pacific region.

Telkomsel contributed US$1.0 million (equivalent to Rp.9,290 million) which represents a 14.286% ownership interest.

On April 14, 2005, Telkomsel’s ownership interest was diluted to 12.50% following issuance of new shares by Bridge Mobile Pte. Ltd to a new stockholder.

In April 2007, the Company made additional investment of US$0.6 (Rp.5,454 million). There was no percentage change in Telkomsel’s ownership interest of Bridge Mobile Pte. Ltd. from the transaction.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
SEPTEMBER 30, 2006 AND 2007, AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
11. LONG-TERM INVESTMENTS (continued)
e.	PT Batam Bintan Telekomunikasi (“BBT”)

BBT is engaged in providing fixed line telecommunication services at Batamindo Industrial Park in Muka Kuning, Batam Island and at Bintan Beach International Resort and Bintan Industrial Estate in Bintan Island.

f.	PT Pembangunan Telekomunikasi Indonesia (“Bangtelindo”)

Bangtelindo is primarily engaged in providing consultancy services on the installation and maintenance of telecommunications facilities.

g.	PT Mandara Selular Indonesia (“Mobisel”)

Mobisel is engaged in providing mobile cellular services and related facilities. These services were previously provided by the Company under a revenue-sharing arrangement with PT Rajasa Hazanah Perkasa (“RHP”). The capital contribution made by the Company of Rp.10,398 million represented a 25% equity ownership in Mobisel.

As of December 31, 2002, the value of investment has been reduced to nil because the Company’s share of loss exceeded the carrying amount of investment in Mobisel.

In July 2003 and January 2004, Mobisel carried out a series of debt to equity conversions resulting in dilution of the Company’s ownership interest to 6.4%.

On December 20, 2004, Mobisel’s stockholders agreed to issue 306,000,000 new Series B shares to a new stockholder and an existing stockholder. The issuance of 306,000,000 new Series B shares resulted in dilution of the Company’s interest in Mobisel to 3.63%.

On May 27, 2005, the Company’s ownership interest was further diluted to 1.33% following the issuance of 1,179,418,253 new Series B shares by Mobisel.

On January 13, 2006, the Company sold its entire ownership interest in Mobisel to Twinwood Ventures Limited (third party) for Rp.22,561 million. The gain on the sale amounted to Rp.22,561 million.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
SEPTEMBER 30, 2006 AND 2007, AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
12. PROPERTY, PLANT AND EQUIPMENT

	January 1,				September 30,
	2006	Additions	Deductions	Reclassifications	2006
At cost or revalued amounts:
Direct acquisitions
Land	334,447	54,186	(1,942)	—	386,691
Buildings	2,567,559	36,003	—	94,827	2,698,389
Switching equipment	10,829,881	41,403	(2,762)	1,963,644	12,832,166
Telegraph, telex and data communication equipment	215,792	—	(2,172)	—	213,620
Transmission installation and equipment	31,554,134	1,000,973	(13,824)	4,338,308	36,879,591
Satellite, earth station and equipment	4,944,004	24,361	—	(5,661)	4,962,704
Cable network	18,697,500	221,311	(6,105)	—	18,912,706
Power supply	1,312,395	18,654	(1,682)	69,250	1,398,617
Data processing equipment	7,842,373	155,577	(18,802)	580,976	8,560,124
Other telecommunications peripherals	904,151	35,478	(35)	(301)	939,293
Office equipment	649,938	13,431	(1,420)	504	662,453
Vehicles	186,383	1,771	(1,000)	(7,221)	179,933
Other equipment	115,544	2,640	—	—	118,184
Property under construction:
Buildings	21,775	87,308	—	(94,941)	14,142
Switching equipment	13,172	2,135,628	—	(1,963,605)	185,195
Transmission installation and equipment	714,399	5,440,683	—	(5,099,357)	1,055,725
Satellite, earth station and equipment	133	379	—	—	512
Cable network	3,771	31,286	(28)	—	35,029
Power supply	61	73,873	—	(67,885)	6,049
Data processing equipment	1,567,260	589,382	—	(588,395)	1,568,247
Other telecommunications peripherals	3,524	—	—	—	3,524
Leased assets
Vehicles	330	—	—	—	330
Transmission installation and equipment	257,380	8,440	—	—	265,820

Total	82,735,906	9,972,767	(49,772)	(779,857)	91,879,044

Accumulated depreciation and impairment:
Direct acquisitions
Buildings	1,109,838	128,741	—	19	1,238,598
Switching equipment	6,472,592	1,362,016	(2,251)	1,228	7,833,585
Telegraph, telex and data communication equipment	201,527	976	(2,172)	—	200,331
Transmission installation and equipment	11,991,282	2,685,490	(13,408)	(255,026)	14,408,338
Satellite, earth station and equipment	1,306,061	252,065	—	—	1,558,126
Cable network	10,331,744	1,136,701	(3,654)	(33)	11,464,758
Power supply	1,032,190	64,143	(1,381)	1,627	1,096,579
Data processing equipment	2,938,131	821,631	(18,802)	(2,615)	3,738,345
Other telecommunications peripherals	793,983	55,495	(7)	(301)	849,170
Office equipment	543,138	18,742	(1,420)	504	560,964
Vehicles	179,601	3,147	(991)	(7,221)	174,536
Other equipment	101,564	4,154	—	—	105,718
Leased assets
Vehicles	70	—	—	—	70
Transmission installation and equipment	90,942	34,080	—	—	125,022

Total	37,092,663	6,567,381	(44,086)	(261,818)	43,354,140

Net Book Value	45,643,243				48,524,904

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
SEPTEMBER 30, 2006 AND 2007, AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
12. PROPERTY, PLANT AND EQUIPMENT (continued)

	January 1,				September 30,
	2007	Additions	Deductions	Reclassifications	2007
At cost
Direct acquisitions
Land	399,338	74,461	(50)	(4,746)	469,003
Buildings	2,758,673	91,808	—	69,679	2,920,160
Switching equipment	21,335,512	464,930	—	1,755,335	23,555,777
Telegraph, telex and data communication equipment	189,701	—	—	—	189,701
Transmission installation and equipment	34,621,302	2,142,427	—	5,418,911	42,182,640
Satellite, earth station and equipment	5,568,809	184,399	—	4,930	5,758,138
Cable network	19,515,317	284,127	—	(21,989)	19,777,455
Power supply	3,269,686	17,407	—	827,076	4,114,169
Data processing equipment	5,332,847	287,494	—	408,848	6,029,189
Other telecommunications peripherals	626,631	15,127	—	(4,685)	637,073
Office equipment	759,959	34,397	—	(67,004)	727,352
Vehicles	171,778	72	(636)	(10,481)	160,733
Other equipment	113,093	17	—	—	113,110
Property under construction:
Buildings	35,105	54,846	—	(67,371)	22,580
Switching equipment	1,334,956	768,980	—	(1,753,798)	350,138
Transmission installation and equipment	2,987,094	5,330,754	—	(5,335,051)	2,982,797
Cable network	7,159	14,933	(4,183)	—	17,909
Power supply	17,644	866,704	—	(846,952)	37,396
Data processing equipment	16	376,952	—	(333,750)	43,218
Other telecommunications peripherals	—	928	—	—	928
Leased assets
Transmission installation and equipment	265,820	—	—	—	265,820

Total	99,310,440	11,010,763	(4,869)	38,952	110,355,286

Accumulated depreciation and impairment
Direct acquisitions
Buildings	1,290,020	127,424	—	(271)	1,417,173
Switching equipment	11,195,005	1,748,494	—	(153)	12,943,346
Telegraph, telex and data communication equipment	185,736	257	—	—	185,993
Transmission installation and equipment	12,163,943	2,900,200	—	(24,186)	15,039,957
Satellite, earth station and equipment	1,947,875	315,893	—	2,296	2,266,064
Cable network	11,495,878	986,379	—	79,507	12,561,764
Power supply	1,500,435	267,642	—	(5,839)	1,762,238
Data processing equipment	3,688,200	434,170	—	(34,257)	4,088,113
Other telecommunications peripherals	587,545	9,825	—	10,636	608,006
Office equipment	593,038	26,169	—	(26,127)	593,080
Vehicles	161,018	3,198	(614)	(12,833)	150,769
Other equipment	101,211	4,855	—	514	106,580
Leased assets
Transmission installation and equipment	133,476	108,341	—	—	241,817

Total	45,043,380	6,932,847	(614)	(10,713)	51,964,900

Net Book Value	54,267,060				58,390,386

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
SEPTEMBER 30, 2006 AND 2007, AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
12.	PROPERTY, PLANT AND EQUIPMENT (continued)

	2006	2007
Proceeds from sale of property, plant and equipment	23,915	21,706
Net book value	5,685	72

Gain on disposal	18,230	21,634

In accordance with the amended and restated KSO VII agreement with BSI (Note 5b) dated October 19, 2006, the ownership rights to the acquired property, plant and equipment in KSO VII are legally retained by BSI until the end of the KSO period (December 31, 2010). As of September 30, 2007, the net book value of these property, plant and equipment items was Rp.1,066,147 million.

In accordance with the amended and restated KSO IV agreement with MGTI (Note 5a), the ownership rights to the acquired property, plant and equipment in KSO IV are legally retained by MGTI until the end of the KSO period (December 31, 2010). As of September 30, 2006 and 2007, the net book value of these property, plant and equipment was Rp.1,354,454 million and Rp.894,158 million, respectively.

In the first quarter of 2005, the Government of Indonesia issued a series of regulations in its efforts to rearrange the frequency spectra utilized by the telecommunications industry. This action has resulted in the Company not being able to utilize certain frequency spectra it had used to support its fixed wireline cable network by the end of 2006. As a result of these regulations, certain of the Company’s cable network facilities within the fixed wireline segment, which comprised primarily of Wireless Local Loop (“WLL”) and Approach Link equipment operating in the affected frequency spectra, could no longer be used by the end of 2006. The Company had accordingly shortened its estimate of the remaining useful lives for WLL and Approach Link equipment in the first quarter in 2005 and depreciated the remaining net book value of these assets through December 31, 2006. The effect of this change in estimate increased depreciation expense by Rp170,338 million (Rp119,222 million after tax) for the nine months period ended September 30, 2006.

Further, on August 31, 2005, the Minister of Communication and Information Technology (“MoCI”) issued a press release which announced that in order to conform with the international standards and as recommended by the International Telecommunications Union – Radiocommunication Sector (“ITU-R”), the 1900 MHz frequency spectrum would only be used for the International Mobile Telecommunications-2000 (“IMT-2000” or “3G”) network. In its press release, the MoCI also announced that the CDMA-based technology network which the Company used for its fixed wireless services could only operate in the 800 MHz frequency spectrum. The Company utilizes the 1900 MHz frequency spectrum for its fixed wireless network in Jakarta and West Java areas while for other areas, the Company utilizes the 800 MHz frequency spectrum. As a result of this Government’s decision, the Company’s Base Station System (“BSS”) equipment in Jakarta and West Java areas which are part of transmission installation and equipment for fixed wireless network could no longer be used by the end of 2007. Currently, The Company is in progress of replacing the BSS equipment with BBS equipment operating in 800 Mhz frequency spectrum and expects the BSS equipment will be completely replaced by the end of December 2007. On January 13, 2006, the MoCI issued MoCI Regulation No. 01/PER/M.KOMINFO/1/2006 which reaffirmed the Government’s decision that the Company’s fixed wireless network could only operate in the 800 MHz frequency spectrum and that the 1900 MHz will be allocated to 3G network.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
SEPTEMBER 30, 2006 AND 2007, AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
12.	PROPERTY, PLANT AND EQUIPMENT (continued)
Following the preceding Government’s decisions, the Company reviewed the recoverable amount of cash-generating unit to which the affected fixed wireless asset belongs. The recoverable amount was estimated using value in use which represented the present value of estimated future cash flows from cash-generating unit using a pretax discount rate of 16.89%, representing the Company’s weighted average cost of capital as of December 31, 2005. In determining cash-generating unit to which an asset belongs, assets were grouped at the lowest level that included the asset and generated cash inflows that were largely independent of the cash inflows from other assets or group of assets. Based on this review, in 2005, the Company recognized a write-down of Rp.616,768 million related to transmission installation and equipment of fixed wireless assets and recorded the amount as a component of operating expenses in the consolidated statements of income. In addition, the Company recognized a loss relating to non-cancelable contracts for procurement of the 1900 MHz transmission installation and equipment in Jakarta and West Java areas amounting to Rp.79,359 million. The loss was included as a component of operating expenses in the consolidated statement of income with a corresponding liability included in “Accrued Expenses” in the consolidated balance sheet. In addition, the Company changed its estimate of the remaining useful lives for the Jakarta and West Java BSS equipment and depreciates the remaining net book value of these assets through June 30, 2007. The effect of this change in estimate increased depreciation expense by Rp.42,194 million (Rp.29,536 million after tax) in the nine months period ended September 30, 2006. In June 2007, the Company has been fully depreciated the assets.

As of September 30, 2007, the Company operated two satellites, Telkom-1 and Telkom-2 primarily providing backbone transmission links for its network and earth station satellite up-linking and down-linking services to domestic and international users. As of September 30, 2007, there were no events or changes in circumstances that would indicate that the carrying amount of the Company’s satellites may not be recoverable.

In 2006, certain accounts related to telecommunication equipments of subsidiaries were reclassified to a more detail group of assets to conform to the Company’s presentation. The reclassifications have no impact to the economic useful life of the assets.

The Company and its subsidiaries own several pieces of land located throughout Indonesia with Building Use Rights (“Hak Guna Bangunan” or “HGB”) for a period of 20-30 years, which will expire between 2007 and 2036. Management believes that there will be no difficulty in obtaining the extension of the landrights when they expire.

The Company was granted the right to use certain parcels of land by the Ministry of Communications and Information Technology of the Republic of Indonesia (formerly Ministry of Tourism, Post and Telecommunications) where they are still under the name of the Ministry of Tourism, Post and Telecommunications and the Ministry of Transportation of the Republic of Indonesia. The transfer to the Company of the legal title of ownership on those parcels of land is still in progress.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
SEPTEMBER 30, 2006 AND 2007, AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
12.	PROPERTY, PLANT AND EQUIPMENT (continued)
As of September 30, 2007, property, plant and equipment, of the Company and its subsidiaries, except for land, were insured with PT Asuransi Jasa Indonesia (“Jasindo”), PT Asuransi Ramayana, PT Asuransi Wahana Tata and PT Asuransi Export Indonesia (“ASEI”) against fire, theft and other specified risks. Total cost of assets being insured amounted to Rp.30,341,117 million and US$5,014 million, which was covered by Sum Insured Basis with maximum loss claim of Rp.1,662,604 million and covered by First Loss Basis of US$250 million and Rp.824,000 million including business recovery of Rp.324,000 million with Automatic Reinstatement of Loss Clausul. In addition, the Telkom-1 and Telkom-2 satellite were insured separately for US$39.2 million and US$55.1 million respectively. Management believes that the insurance coverage is adequate.

On May 27, 2006, Yogyakarta within Division Regional IV Central Java experienced an earthquake where an insurance claim amounting to Rp.14,934 million has been made. Operationally, the facilities have been re-operated gradually since June 2006.

On July 17, 2006, the Pangandaran, area of Division Regional III West Java and Banten experienced a tsunami with the estimated total loss of Rp.368 million. The Company did not file a claim since the estimated total loss still below the deductible level.

In 2006, Telkomsel exchanged its certain infrastructures equipment with a net book value of Rp.440,355 million for new equipment with a value of Rp.440,357 million. The resulting gain of Rp.2 million was charged to current operation.

On March 6, 2007, Padang within Division Regional I Sumatera experienced an earthquake where an insurance claim amounting Rp17,600 million has been made. Operationally, as of September 30, 2007, the building and facilities have been re-operated.

On September 12, 2007, South and West Sumatera within Division Regional I Sumatera experienced an earthquake where an insurance claim amounting Rp41,200 million has been made. Operationally, as of September 30, 2007, the building and facilities have been re-operated.

Certain property, plant and equipment of the Company and subsidiaries have been pledged as collateral for lending agreements (Notes 20 and 24).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
SEPTEMBER 30, 2006 AND 2007, AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
12.	PROPERTY, PLANT AND EQUIPMENT (continued)

The Company has lease commitments for certain transmission installation and equipment with the option to purchase the leased assets at the end of the lease terms. Future minimum lease payments for the assets under capital leases as of September 30, 2007 are as follows:

Year	Rupiah
2007	19,541
2008	78,373
2009	78,161
2010	78,161
2011	78,161
Later	48,916

Total minimum lease payments	381,313
Interest	(164,405)

Net present value of minimum lease payments	216,908
Current maturities (Note 21a)	(26,025)

Long-term portion (Note 21b)	190,883

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
SEPTEMBER 30, 2006 AND 2007, AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
13.	PROPERTY, PLANT AND EQUIPMENT UNDER REVENUE-SHARING ARRANGEMENTS

	January 1,				September 30,
	2006	Additions	Deductions	Reclassifications	2006
At cost:
Land	3,428	—	—	1,218	4,646
Buildings	8,021	—	—	(1,218)	6,803
Switching equipment	275,035	7,956	—	(39)	282,952
Transmission installation and equipment	283,438	5,612	—	—	289,050
Cable network	268,413	268	—	(3,018)	265,663
Other telecommunications peripherals	169,304	—	—	—	169,304

Total	1,007,639	13,836	—	(3,057)	1,018,418

Accumulated depreciation:
Land	1,771	154	—	720	2,645
Buildings	4,366	275	—	(720)	3,921
Switching equipment	185,689	17,101	—	(7)	202,783
Transmission installation and equipment	83,294	18,916	—	—	102,210
Cable network	114,126	15,362	—	(1,377)	128,111
Other telecommunications peripherals	68,988	14,091	—	188	83,267

Total	458,234	65,899	—	(1,196)	522,937

Net Book Value	549,405				495,481

	January 1,				September 30,
	2007	Additions	Deductions	Reclassifications	2007
At cost:
Land	4,646	—	—		4,646
Buildings	5,110	—	—		5,110
Switching equipment	365,293	—	—	(46,461)	318,832
Transmission installation and equipment	296,365	—	(47,106)	(40,688)	208,571
Cable network	618,845	—	—	(14,083)	604,762
Other telecommunication peripherals	168,754	—	—	(862)	167,892

Total	1,459,013	—	(47,106)	(102,094)	1,309,813

Accumulated depreciation:
Land	2,703	174	—	—	2,877
Buildings	2,926	191	—	—	3,117
Switching equipment	172,341	19,115	—	(73)	191,383
Transmission installation and equipment	103,253	22,430	(16,545)	(9,565)	99,573
Cable network	124,740	30,024	—	(1,063)	153,701
Other telecommunication peripherals	87,418	17,988	—	—	105,406

Total	493,381	89,922	(16,545)	(10,701)	556,057

Net book value	965,632				753,756

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
SEPTEMBER 30, 2006 AND 2007, AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
13.	PROPERTY, PLANT AND EQUIPMENT UNDER REVENUE-SHARING ARRANGEMENTS (continued)

In accordance with revenue-sharing arrangements agreements, the ownership rights to the property, plant and equipment under revenue-sharing arrangements are legally retained by the investors until the end of the revenue-sharing period.

The balances of unearned income on revenue-sharing arrangements as of September 30, 2006 and 2007 are as follows:

	2006	2007
Gross amount	1,018,418	1,309,814

Accumulated amortization:
Beginning balance	(582,155)	(641,839)
Addition (Note 36)	(92,310)	(212,468)
Deduction	3,057	102,094

Ending balance	(671,408)	(752,213)

Net	347,010	557,601

14.	ADVANCES AND OTHER NON-CURRENT ASSETS

Advances and other non-current assets as of September 30, 2006 and 2007 consist of:

	2006	2007
Advances for purchase of property, plant and equipment	616,060	233,143
Restricted cash	1,887	92,280
Deferred landrights charges	80,834	82,388
Equipment not used in operation-net	—	66,113
Security deposits	36,823	36,950
Others	21,722	81,874

Total	757,326	592,748

As of September 30, 2007, equipment not used in operation represented Base Transceiver Station (“BTS”) and other equipments of the Company and Telkomsel temporarily taken out from operations but planned to be reinstalled.

As of September 30, 2006 and 2007, restricted cash represented cash received from the Government relating to compensation for early termination of exclusive rights to be used for construction of certain infrastructures (Note 30) and time deposits with original maturities of more than one year pledged as collateral for bank guarantees.

Deferred landrights charges represented costs to extend the contractual life of the landrights which have been deferred and amortized over the contractual life.

Refer to Note 47 for details of related party transactions.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
SEPTEMBER 30, 2006 AND 2007, AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
15.	GOODWILL AND OTHER INTANGIBLE ASSETS

The changes in the carrying amount of goodwill and other intangible assets for the years ended September 30, 2006 and 2007 are as follows:

		Other
		intangible
	Goodwill	assets	License	Total
Gross carrying amount:
Balance as of December 31, 2005	106,348	7,151,111	—	7,257,459
Addition-3G License Telkomsel	—	—	436,000	436,000

Balance as of September 30, 2006	106,348	7,151,111	436,000	7,693,459
Accumulated amortization:
Balance as of December 31, 2005	(97,491)	(2,666,696)	—	(2,764,187)
Amortization expense for 9 months period in 2006	(8,857)	(681,520)	(20,210)	(710,587)

Balance as of September 30, 2006	(106,348)	(3,348,216)	(20,210)	(3,474,774)

Net book value	—	3,802,895	415,790	4,218,685

Weighted-average amortization period	5 years	8.09 years	9.5 years

Gross carrying amount:
Balance as of September 30, 2007	106,348	7,602,847	436,000	8,145,195

Accumulated amortization:
Balance as of December 31, 2006	(106,348)	(3,590,563)	(11,679)	(3,708,590)
Amortization expense for 9 months period in 2007	—	(751,968)	(35,036)	(787,004)

Balance as of September 30, 2007	(106,348)	(4,342,531)	(46,715)	(4,495,594)

Net book value	—	3,260,316	389,285	3,649,601

Weighted-average amortization period		7.58 years	9.5 years
Other intangible assets resulted from the acquisitions of Dayamitra, Pramindo, TII, KSO IV and KSO VII, and represented the rights to operate the business in the KSO areas (Notes 4 and 5). Goodwill resulted from the acquisition of GSD (Note 1c).

The estimated annual amortization expense relating to other intangible assets for each of the next four years beginning from January 1, 2007 would be Rp.1,003,071 million per year.

In February 2006, Telkomsel obtained a 3G mobile cellular operating license for 2.1 GHz frequency bandwidth for a 10-year period, which is extendable subject to evaluation. The upfront fee for the 3G license amounted to Rp.436,000 million was recognized as an intangible asset and is amortized over the term of the 3G license.

As of September 30, 2007, management believed that there was no indication of impairment.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
SEPTEMBER 30, 2006 AND 2007, AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
16.	ESCROW ACCOUNTS

Escrow accounts as of September 30, 2006 and 2007 consist of the following:

	2006	2007
Bank Danamon	—	1,172
Bank Negara Indonesia	—	118
Bank Internasional Indonesia	—	108
Bank Mandiri	6,446	—

	6,446	1,398

a.	Bank Danamon, Bank Negara Indonesia, and Bank Internasional Indonesia

The escrow accounts with Bank Danamon, Bank Internasional Indonesia, and Bank Negara Indonesia were established in relation with the revenue sharing arrangement in telecommunications equipment in Divre VII East Indonesia.

b.	Bank Mandiri

The escrow account with Bank Mandiri was established by Dayamitra in relation with the credit facilities from Bank Mandiri (Note 24b).

On September 23, 2006, the Company repaid the entire obligation and the remaining funds available in the escrow account were transferred to the Company on December 6, 2006.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
SEPTEMBER 30, 2006 AND 2007, AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
17.	TRADE PAYABLES

	2006	2007
Related parties
Concession fees	694,727	1,245,971
Purchases of equipment, materials and services	161,424	241,669
Payables to other telecommunications providers	108,025	133,449

Total	964,176	1,621,089

Third parties
Purchases of equipment, materials and services	3,349,455	4,131,557
Payables related to revenue-sharing arrangements	99,689	144,798
Payables to other telecommunication providers	243,678	27,129

Total	3,692,822	4,303,484

Total	4,656,998	5,924,573

Trade payables by currency are as follows:

	2006	2007
Rupiah	3,912,004	5,538,811
U.S. Dollar	500,104	334,501
Euro	243,183	51,135
Great British Pound Sterling	493	101
Singapore Dollar	1,178	25
Australian Dollar	36	—

Total	4,656,998	5,924,573

Refer to Note 47 for details of related party transactions.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
SEPTEMBER 30, 2006 AND 2007, AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
18.	ACCRUED EXPENSES

	2006	2007
Salaries and benefits	673,098	858,307
Operations, maintenance and telecommunications services	625,820	1,029,348
General, administrative and marketing	527,533	528,371
Interest and bank charges	234,264	130,947

Total	2,060,715	2,546,973

19.	UNEARNED INCOME

	2006	2007
Prepaid pulse reload vouchers	1,926,348	2,326,959
Other telecommunication services	4,158	3,962
Others	51,653	67,948

Total	1,982,159	2,398,869

20.	SHORT-TERM BANK LOANS

	2006	2007
Bank Negara Indonesia	300,000	500,000
Bank Central Asia	350,000	200,000
Bank Mandiri	350,000	200,000
Bank Niaga	13,100	29,002
Bank Syariah Mega Indonesia	—	13,150
Bank Bumiputera Indonesia	8,000	8,000

Total	1,021,100	950,152

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
SEPTEMBER 30, 2006 AND 2007, AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
20.	SHORT-TERM BANK LOANS (continued)
a.	Bank Negara Indonesia (“BNI”)

On August 15, 2006, Telkomsel signed a loan agreement with BNI for a Rp.300,000 million short-term facility. The short-term facility would be repaid in three quarterly installments commencing after three months from the availability period (i.e the earlier of November 15, 2006 and the date when the facility had been fully drawn down). The loan bears a floating interest rate of three-month Certificate of Bank Indonesia plus 1.5% and is unsecured. The principle outstanding as of September 30, 2006 amounted to Rp300,000 million and on June 28, 2007, the loan has been settled.

On June 15, 2007, Telkomsel signed a loan agreement with BNI for Rp.300,000 million short-term facility. The facility would be repaid in three quarterly installments commencing after three months from the availability period. The loan bears a floating interest rate of three-month Jakarta Inter Bank Offered Rate plus 1.25% and is unsecured. On July 24, 2007, the loan agreement has been amended with addition of total facilities provided amounted to Rp200,000 million. The principal outstanding as of September 30, 2007 amounted to Rp.500,000 million.

b.	Bank Central Asia

On December 3, 2004, Telkomsel entered into a loan agreement with Deutsche Bank AG, Jakarta (as “Arranger” and “Agent”) and Bank Central Asia (as “Lender” and “Transferor”) with a total facility of Rp170,000 million. Under the agreement, the Lender may transfer its rights, benefits and obligations to any bank or financial institution by delivering the Transfer Agreement to the Agent and notifying Telkomsel. The facility bears interest at a rate equal to the 3-month Certificates of Bank Indonesia plus 1% payable in arrears and is unsecured. On February 1, 2006, Telkomsel repaid the entire loan balance and the loan agreement was terminated.

On August 15, 2006, Telkomsel signed a loan agreement with Bank Central Asia for a Rp.350,000 million short-term facility. The loan amount under the short-term facility would be repaid in three quarterly installments commencing after three months from the availability period (i.e. the earlier of November 15, 2006 and the date when the facility had been fully drawn down). The loan bears a floating interest rate of three-month Certificate of Bank Indonesia plus 1.5% and is unsecured. The principle outstanding as of September 30, 2006 amounted to Rp350,000 million and on June 28, 2007, the loan has been settled.

On June 15, 2007, Telkomsel signed a loan agreement with Bank Central Asia for Rp.300,000 million short-term facility. The facility would be repaid in three quarterly installments commencing after three months from the availability period. The loan bears a floating interest rate of three-month Jakarta Inter Bank Offered Rate plus 1.25% and is unsecured. The principal outstanding as of September 30, 2007 amounted to Rp.200,000 million.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
SEPTEMBER 30, 2006 AND 2007, AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
20.	SHORT-TERM BANK LOANS (continued)
c.	Bank Mandiri

On August 15, 2006, Telkomsel signed a loan agreement with Bank Mandiri for a Rp.350,000 million short-term facility. The short-term facility would be repaid in three quarterly installment commencing after three months from the availability period (i.e the earlier of November 15, 2006 or the date when the facility had been fully drawn down). The loan bears a floating interest rate of three-month Certificate of Bank Indonesia plus 1.5% and is unsecured. The principle outstanding as of September 30, 2006 amounted to Rp350,000 million and on June 28, 2007 the loan has been settled.

On June 15, 2007, Telkomsel signed a loan agreement with Bank Mandiri for Rp.300,000 million short-term facility. The facility would be repaid in three quarterly installments commencing after three months from the availability period. The loan bears a floating interest rate of three-months Jakarta Inter Bank Offered Rate plus 1.25% and is unsecured. The principal outstanding as of September 30, 2007 amounted to Rp.200,000 million.

d.	Bank Niaga

On April 25, 2005, Balebat entered into a loan agreement for a 12% per annum fixed rate revolving credit facility of Rp.800 million and an investment credit facility of Rp.1,600 million (Note 24g). These credit facilities are secured by Balebat’s property located in West Java up to a maximum of Rp.3,350 million.The applicable fixed interest rate and maturity date of the revolving credit facility was amended on July 26, 2005 to 12.5% per annum and May 30, 2006, respectively and subsequently on June 13, 2006 to 16.5% per annum and May 30, 2007, respectively. Based on the amendment on June 13, 2006, the revolving credit facility amounted to Rp.800 million was combined with the short-term fixed credit facility of Rp.4,000 million as described in Note 24g. Additionally, Balebat obtained credit facility of Rp.500 million at a fixed interest rate of 16.75% per annum maturing on May 30, 2007. On May 23, 2007 the loan agreement was amended (4th amendment agreement) to increase the maximum facility amount and interest rate to Rp.15,000 million and 13% per annum respectively for the period to May 29, 2008. As of September 30, 2006 and 2007, the principal outstanding balance amounted to Rp.1,100 million and Rp.14,002 million, respectively.

On October 18, 2005, GSD entered into a loan agreement with Bank Niaga for a short-term facility of Rp.3,000 million for a one-year term. The loan facility was secured by certain GSD’s property, carried interest at 14.5% per annum and would expire on October 18, 2006. On June 7, 2006, the loan agreement was amended to increase the maximum facility amount and interest rate to Rp.8,000 million and 16.25% per annum, respectively. On November 3, 2006, the loan agreement was amended (2nd amendment agreement) to change the interest rate to 15.5% for the period October 18, 2006 to October 18, 2007. As of September 30, 2006 and 2007, the principal outstanding amounted to Rp.8,000 million and Rp.8,000 million, respectively.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
SEPTEMBER 30, 2006 AND 2007, AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
20.	SHORT-TERM BANK LOANS (continued)
d.	Bank Niaga (continued)

In October 2005, GSD also entered into a loan agreement with the Bank Niaga to obtain a Rp.12,000 million short-term facility, which would expire on October 18, 2006. The borrowing under this facility carried interest at 14.5% per annum. On June 7, 2006, the credit agreement was amended to reduce the maximum facility to Rp.7,000 million and to change the interest rate to 16.25% per annum. On November 3, 2006, the loan agreement was amended (2nd amendment agreement) to change the interest rate to 15.5% for the period October 18, 2006 to October 18, 2007. The principal outstanding as of September 30, 2006 and 2007 was Rp.4,000 and Rp.7,000 million, respectively.

The credit facilities of Rp.8,000 million and Rp.7,000 million are secured by GSD’s property located in Jakarta.

e.	Bank Syariah Mega Indonesia

On September 6, 2007, Infomedia entered into a loan agreement with Bank Syariah Mega Indonesia (“Bank”) amounted to Rp.13,650 million for financing the collection of call center business. The profit sharing (“nisbah”) between Infomedia and the Bank for the loan facility is 65% and 35%, respectively, and is secured by the receivables from call center collection at the minimum of 125% from the loan principal. The loan is payable within 3 months from the signing date. The principal outstanding as of September 30, 2007 was Rp.13,150 million.

f.	Bank Bumiputera Indonesia

On February 15, 2006, GSD entered into a loan agreement with Bank Bumiputera Indonesia amounted to Rp.8,000 million with interest at 17% per annum, unsecured and repayable by monthly installments. The loan is payable within 12 months from the signing date and will mature on February 15, 2007. On February 27, 2007 the loan agreement was amended for the period to February 27, 2008. The principal outstanding as of September 30, 2006 and 2007 was Rp.8,000 and Rp.8,000 million, respectively.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
SEPTEMBER 30, 2006 AND 2007, AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
21.	MATURITIES OF LONG-TERM LIABILITIES
a.	Current maturities

	Notes	2006	2007
Bank loans	24	1,839,079	2,549,849
Notes and Bonds	23	1,460,534	—
Deferred consideration for business combinations	25	686,831	1,079,988
Two-step loans	22	504,541	452,379
Obligations under capital leases	12	19,351	26,025

Total		4,510,336	4,108,241

b.	Long-term portion

		(In billions of Rupiah)
	Notes	Total	2008	2009	2010	2011	Later
Two-step loans	22	3,726.6	84.7	424.9	401.5	374.1	2,441.4
Bank loans	24	2,391.8	446.2	1,481.3	356.6	107.7	—
Deferred consideration for business combinations	25	2,700.0	240.9	1,153.5	1,199.4	106.2	—
Obligations under capital leases	12	190.9	6.9	34.8	44.2	56.1	48.9

Total		9,009.3	778.7	3,094.5	2,001.7	644.1	2,490.3

22.	TWO-STEP LOANS

Two-step loans are loans, which were obtained by the Government from overseas banks and consortium of contractors, which are then re-loaned to the Company. The loans entered into up to July 1994 were recorded and are payable in Rupiah based on the exchange rate at the date of drawdown. The loans are unsecured. Loans entered into after July 1994 are payable in their original currencies and any resulting foreign exchange gain or loss is borne by the Company.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
SEPTEMBER 30, 2006 AND 2007, AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
22.	TWO-STEP LOANS (continued)

The details of the two-step loans as of September 30, 2006 and 2007 are as follows:

	Interest Rate		Outstanding
Creditors	2006	2007	2006	2007
Overseas banks	3.10% - 10.36%	3.10% - 12.14%	4,623,185	4,149,278
Consortium of contractors	3.20%	3.20%	58,630	29,723

Total			4,681,815	4,179,001
Current maturities			(504,541)	(452,379)

Long-term portion			4,177,274	3,726,622

The details of two-step loans obtained from overseas banks as of September 30, 2006 and 2007 are as follows:

	Interest Rate		Outstanding
Currencies	2006	2007	2006	2007
U.S. Dollar	4.00% - 6.48%	4.00% - 7.39%	1,865,061	1,626,333
Rupiah	11.64%	11.64%	1,647,633	1,457,832
Japanese Yen	3.10%	3.10%	1,110,491	1,065,113

Total			4,623,185	4,149,278

The loans are intended for the development of telecommunications infrastructure and supporting equipment. The loans are repayable in semi-annual installments and are due on various dates through 2024.

Details of two-step loans obtained from a consortium of contractors as of September 30, 2006 and 2007 are as follows:

	Interest Rate		Outstanding
Currencies	2006	2007	2006	2007
Japanese Yen	3.20%	3.20%	58,630	29,723

Total			58,630	29,723

The consortium of contractors consists of Sumitomo Corporation, PT NEC Nusantara Communications and PT Humpuss Elektronika (SNH Consortium). The loans were obtained to finance the second digital telephone exchange project. The loans are repayable in semi-annual installments and are due on various dates through June 15, 2008.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
SEPTEMBER 30, 2006 AND 2007, AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
22.	TWO-STEP LOANS (continued)

Two-step loans which are payable in Rupiah bear either a fixed interest rate or a floating rate based upon the average interest rate on three-month Certificates of Bank Indonesia during the six-months preceding the installment due date plus 1%, or a floating interest rate offered by the lenders plus 5.25%. Two-step loans which are payable in foreign currencies bear either a fixed rate interest or the floating interest rate offered by the lenders, plus 0.5%.

As of September 30, 2007, the Company has used all facilities under the two-step loans program and the draw-down period for the two-step loans has expired.

The Company is required to maintain financial ratios as follows:
a.	Projected net revenue to projected debt service ratio should exceed 1.5:1 and 1.2:1 for the two-step loans originating from World Bank and Asian Development Bank (“ADB”), respectively.

b.	Internal financing (earnings before depreciation and interest expenses) should exceed 50% and 20% compared to annual average capital expenditures for loans originating from World Bank and ADB, respectively.
As of September 30, 2007, the Company complied with the above mentioned ratios.
23.	NOTES AND BONDS

	2006	2007
Bonds	995,815	—
Medium-term Notes	464,720	—

Total	1,460,535	—
Current maturities	(1,460,535)	—

Long-term portion	—	—

a.	Bonds

On July 16, 2002, the Company issued bonds amounting to Rp.1,000,000 million. The bonds were issued at par value and have a term of five years. The bonds bear interest at a fixed rate of 17% per annum, payable quarterly beginning October 16, 2002 and secured with all assets owned by the Company. The bonds are traded on the Surabaya Stock Exchange and matured on July 16, 2007. The trustee of the bonds is PT Bank Rakyat Indonesia Tbk (effective from January 17, 2006 replacing PT Bank Negara Indonesia (Persero) Tbk) and the custodian is PT Kustodian Sentral Efek Indonesia.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
SEPTEMBER 30, 2006 AND 2007, AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
23.	NOTES AND BONDS (continued)
a.	Bonds (continued)

As of September 30, 2006 and 2007, the outstanding principal amount of the bonds and the unamortized bond issuance costs are as follows:

	2006	2007
Principal	1,000,000	—
Bond issuance costs	(4,185)	—

Net	995,815	—

During the period when the bonds are outstanding, the Company is required to comply with all covenants or restrictions including maintaining consolidated financial ratios as follows:
1. Debt service coverage ratio should exceed 1.5:1
2. Debt to equity ratio should not exceed:
a.	3:1 for the period January 1, 2002 to December 31, 2002

b.	2.5:1 for the period January 1, 2003 to December 31, 2003

c.	2:1 for the period January 1, 2004 to the redemption date of the bonds
3. Debt to EBITDA ratio should not exceed 3:1
The Company also covenanted in the bonds indenture that during the periods the bonds are outstanding, the Company would not make any loans to or for the benefits of any person which in the aggregate exceed Rp.500,000 million. On September 30, 2006, the Company breached this covenant with regard to providing loans certain subsidiary which in aggregate exceed Rp.500,000 million. However the Company has obtained a written waiver from PT Bank Rakyat Indonesia Tbk, the trustee of the bonds. The bonds were fully repaid on July 16, 2007.
b.	Medium-term Notes

On December 13, 2004, the Company entered into an agreement with PT ABN AMRO Asia Securities Indonesia, PT Bahana Securities, PT BNI Securities and PT Mandiri Sekuritas (collectively referred as “Initial Purchasers”) to issue medium-term notes (the “Notes”) for a total principal amount of Rp.1,125,000 million. Proceeds from issuance of the Notes were used to finance the payment of the remaining balance of the borrowings assumed in connection with the TII acquisition amounting to US$123.0 million.

The Notes consist of four series with the following maturities and interest rates:

Series	Principal	Maturity	Interest rate
A	290,000	June 15, 2005	7.70%
B	225,000	December 15, 2005	7.95%
C	145,000	June 15, 2006	8.20%
D	465,000	June 15, 2007	9.40%

Total	1,125,000

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
SEPTEMBER 30, 2006 AND 2007, AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
23.	NOTES AND BONDS (continued)
b.	Medium-term Notes (continued)

Interest on the Notes is payable semi-annually beginning June 15, 2005 through June 15, 2007. The Notes are unsecured and will at all times rank pari passu with other unsecured debts of the Company. The Company may at any time, before the maturity dates of the Notes, repurchase the Notes in whole or in part.

On June 15, 2005, December 15, 2005, June 15, 2006 and June 15, 2007, the Company repaid the Series A, Series B, Series C, and series D Notes.

As of September 30, 2006 and 2007, the outstanding principal and unamortized debt issuance costs are as follows:

	2006	2007
Principal	465,000	—
Debt issuance costs	(280)	—

	464,720	—
Current maturities	(464,720)	—

Long-term portion	—	—

During the period when the Notes are outstanding, the Company must comply with all covenants or restrictions including maintaining financial ratios as follows:
1. Debt service coverage ratio should exceed 1.5:1
2. Debt to equity ratio should not exceed 2:1
3. Debt to EBITDA ratio should not exceed 3:1
The Company complied with the covenants for the whole financial periods.

The medium-term notes were fully repaid on June 16, 2007.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
SEPTEMBER 30, 2006 AND 2007, AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
24.	BANK LOANS

The details of long-term bank loans as of September 30, 2006 and 2007 are as follows:

			2006		2007
			Outstanding		Outstanding
			Original		Original
		Total Facility	Currency	Rupiah	Currency	Rupiah
Lenders	Currency	(in millions)	(in millions)	Equivalent	(in millions)	Equivalent
The Export-Import
Bank of Korea	US$	124.0	117.6	1,084,578	94.1	860,610
Bank Mandiri	Rp	1,692,500.0	—	950,000	—	1,270,000
Bank Central Asia	Rp	1,423,000.0	—	793,047	—	950,000
Citibank N.A.	US$	113.3	50.8	469,039	27.4	250,687
	Euro	73.4	29.3	344,282	14.6	189,840
	Rp	500,000.0	—	500,000	—	300,000
Bank Negara Indonesia	Rp	800,000.0	—	300,000	—	680,000
Consortium of banks	Rp	150,000.0	—	43,177	—	—
Lippo Bank	Rp	18,500.0	—	13,414	—	12,881
Bank Niaga	Rp	32,100.0	—	7,377	—	24,140
Bank Bukopin	Rp	5,300.0	—	4,415	—	3,486
Bank Rakyat Indonesia	Rp	400,000.0	—	—	—	400,000

Total				4,509,329		4,941,644
Current maturities of bank loans (Note 21a)				(1,839,079)		(2,549,849)

Long-term portion (Note 21b)				2,670,250		2,391,795

a.	The Export-Import Bank of Korea

On August 27, 2003, the Company entered into a loan agreement with The Export-Import Bank of Korea for a loan facility of US$124.0 million. The loan was used to finance the CDMA procurement from the Samsung Consortium and the facility was available until April 2006. The loan bears interest, commitment and other fees totaling 5.68%. The loan is unsecured and payable in 10 semi-annual installments on June 30 and December 30 of each year beginning in December 2006. As of September 30, 2006 and 2007, the principal outstanding amounted to US$117.6 million (equivalent to Rp.1,084,578 million) and US$94.1 million (equivalent to Rp.860,610 million), respectively.

b.	Bank Mandiri

On December 20, 2003, Dayamitra obtained a Rp.40,000 million credit facility from Bank Mandiri. The loan amount under the facility would be repaid on a quarterly basis beginning from the end of the third quarter of 2004 until the end of the fourth quarter of 2006 and carried interest at 14% per annum which would be subject to change to reflect any changes in the market rate. The loan was obtained to finance the construction of the Fixed Wireless CDMA project pursuant to the procurement agreement entered into between Dayamitra and Samsung Electronic Co. Ltd. As of June 30, 2006, the principal outstanding under this facility was Rp.8,828 million and the loan was fully repaid in July 2006.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
SEPTEMBER 30, 2006 AND 2007, AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
24.	BANK LOANS (continued)
b.	Bank Mandiri (continued)

The above loan was collateralized by Dayamitra’s telecommunications equipment/network with the CDMA technology financed by these facilities, and Dayamitra’s share in the DKSOR of KSO VI. In addition, Dayamitra was required to maintain a minimum balance of Rp.6,000 million in an escrow account established to facilitate loan repayments (Note 16b).

On March 13, 2003, Balebat entered into a loan agreement with Bank Mandiri for a facility of Rp.2,500 million. This facility was secured by Balebat’s operating equipment and matured in July 2006. The principal was repayable by monthly installments and the loan was fully repaid in July 2006.

On March 20, 2006, Telkomsel signed a loan agreement with Bank Mandiri for a facility of Rp.600,000 million. The loan is payable to Bank Mandiri in five (5) equal semi-annual installments beginning six (6) months after the end of availability period (the earlier of March 20, 2007 and the date on which the facility has been fully drawn). The loan bears floating interest rate of three-month Certificate of Bank Indonesia plus 1.75% and is unsecured. The principal outstanding as of September 30, 2006 and 2007 amounted to Rp.600,000 million and Rp.360,000 million, respectively.

On August 15, 2006, Telkomsel signed a medium-term facility loan agreement with Bank Mandiri of Rp.350,000 million. This facility is in 5 quarterly installments commencing six months after the end of the availability period (the earlier of August 15, 2007 or the date when the facility has been fully drawn down). The loan bears floating interest rate of three-month Certificate of Bank Indonesia plus 1.5% and is unsecured. The principal outstanding as of September 30, 2006 and 2007 amounted to Rp.350,000 million and Rp.210,000 million, respectively.

On June 15, 2007, Telkomsel signed a medium-term facility loan agreement with Bank Mandiri of Rp.500,000 million. This facility is in 5 quarterly installments commencing six months after the end of the availability period (the earlier of June 15, 2007 or the date when the facility has been fully drawn down). The loan bears floating interest rate of three-month Jakarta Inter Bank Offered Rate plus 1,25% which becomes due quarterly in arrears and is unsecured. On July 24, 2007, the loan agreement has been amended with addition of total facilities provided amounted to Rp.200,000 million The principal outstanding as of September 30, 2007 amounted to Rp.700,000 million.

c.	Bank Central Asia

On April 10, 2002, the Company entered into a “Term Loan Agreement HP Backbone Sumatra Project” with Bank Central Asia, providing a total facility of Rp.173,000 million. The facility was obtained to finance the Rupiah portion of the high performance backbone network in Sumatra pursuant to the “Partnership Agreement” dated November 30, 2001 with PT Pirelli Cables Indonesia and PT Siemens Indonesia.

The amounts drawn from the facility bear interest at 4.35% plus the three-month time deposit rate. The loans would be repaid in twelve unequal quarterly installments beginning in July 2004. The loan was originally scheduled to mature in October 2006 but was amended in 2004 to mature in April 2007 instead.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
SEPTEMBER 30, 2006 AND 2007, AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
24.	BANK LOANS (continued)
c.	Bank Central Asia (continued)

The loan facility from Bank Central Asia is not collateralized.

During the period when the loan is outstanding, the Company is required to comply with all covenants or restrictions including maintaining financial ratios as follows:
1. EBITDA to interest ratio should exceed 4:1
2. EBITDA to interest and principal ratio should exceed 1.5:1
3. Debt to EBITDA ratio should not exceed 3:1
In 2006, the Company breached a covenant in the loan agreement which stipulates that the Company will not make any loans to or for the benefit of any person which in aggregate exceed Rp.500,000 million. The Company obtained a written waiver from Bank Central Asia with regard to providing loans to certain subsidiaries which in aggregate exceed Rp.500,000 million. As of September 30, 2006, the principal outstanding under this facility was Rp.43,047 million and the loan was fully repaid in April 10, 2007.
On March 16, 2006, Telkomsel signed a loan agreement with Bank Central Asia for a facility of Rp.400,000 million. The loan is payable to Bank Central Asia in five (5) equal semi-annual installments beginning six (6) months after the end of availability period (the earlier of March 16, 2007 and the date on which the facility has been fully drawn). The loan bears a floating an interest rate of three-month Certificate of Bank Indonesia plus 1.75% and unsecured. The principal outstanding as of September 30, 2006 and 2007 amounted to Rp.400,000 million and Rp.240,000 million.
On August 15, 2006, Telkomsel signed a medium-term facility loan agreement with Bank Central Asia for Rp.350,000 million. This facility is payable for 5 quarterly installments commencing six months after the end of the availability period (the earlier of August 15, 2007 and the date when the facility has been fully drawn down). The loan bears a floating interest rate of three-month Certificate of Bank Indonesia plus 1.5% and unsecured. The principal outstanding as of September 30, 2006 and 2007 amounted to Rp.350,000 million and Rp.210,000 million, respectively.
On June 15, 2007, Telkomsel signed a medium-term facility loan agreement with Bank Central Asia of Rp.500,000 million. This facility is in 5 quarterly installments commencing six months after the end of the availability period (the earlier of June 15, 2007 or the date when the facility has been fully drawn down). The loan bears floating interest rate of three-month Jakarta Inter Bank Offered Rate plus 1.25% which becomes due quarterly in arrears and is unsecured. The principal outstanding as of September 30, 2007 amounted to Rp.500,000 million.
d.	Citibank N.A.
1.	Hermes Export Facility

On December 2, 2002, pursuant to the partnership agreement with Siemens Aktiengesellschaft (AG) (Note 52a.i), Telkomsel entered into the Hermes Export Facility Agreement (“Facility”) with Citibank International plc (as “Original Lender” and “Agent”) and Citibank N.A., Jakarta branch (“Arranger”) covering a total facility of Euro76.2 million divided into several tranches.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
SEPTEMBER 30, 2006 AND 2007, AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
24.	BANK LOANS (continued)
d.	Citibank N.A. (continued)
1.	Hermes Export Facility (continued)

The agreement was subsequently amended on October 15, 2003, amending the Facility amount to Euro73.4 million and the payment dates.

The interest rate per annum on the Facility is determined based on the EURIBOR plus 0.75% per annum and unsecured. Interest is payable semi-annually, starting on the utilization date of the Facility (May 29, 2003). As of September 30, 2006 and 2007, the outstanding balance was Euro29.3 million (equivalent to Rp.344,282 million) and Euro14.6 million (equivalent to Rp.189,841 million), respectively.

The schedule of the principal payments on this long-term loan as of September 30, 2007 is as follows:

	Amount
	Euro	Rupiah
Year	(in millions)	equivalent
2007	7.3	94,920
2008	7.3	94,920

	14.6	189,840

2.	High Performance Backbone (“HP Backbone”) Loans
a.	On April 10, 2002, the Company entered into a “Loan Agreement” with Citibank N.A. (“Arranger”) and Citibank International plc (“Agent”), which was supported by an export credit guarantee of Hermes Kreditversicherungs AG (“Lender” and “Guarantor”), providing a total facility of US$23.4 million.

The facility was obtained to finance up to 85% of the cost of supplies and services sourced in Germany relating to the design, manufacture, construction, installation and testing of high performance backbone networks in Sumatra pursuant to the “Partnership Agreement” dated November 30, 2001, with PT Pirelli Cables Indonesia and PT Siemens Indonesia for the construction and provision of a high performance backbone in Sumatra. The credit facility is unsecured.

The lender required a fee of 8.4% of the total facility. This fee was paid twice during the agreement period, 15% of the fee was required to be paid in cash and 85% was included in the loan balance.

As of September 30, 2006 and 2007, the outstanding loan was US$10.5 million (equivalent to Rp.96,663 million) and US$6.3 million (equivalent to Rp.57,526 million), respectively. The loan is payable in ten semi-annual installments beginning in April 2004.

The amounts drawn from the facility bear interest at a rate equal to the six-month LIBOR plus 0.75%.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
SEPTEMBER 30, 2006 AND 2007, AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
24. BANK LOANS (continued)
d.	Citibank N.A. (continued)
2.	High Performance Backbone (“HP Backbone”) Loans (continued)
b.	On April 10, 2002, the Company entered into a loan agreement with Citibank N.A. (“Arranger”) and Citibank International plc (“Agent”), which was supported by an export credit guarantee obtained from Servizi Assicurativi del Commercio Estero (“SACE Italy”) providing a total maximum facility to US$21.0 million. The facility was used to finance up to 85% of material and services procured in Italy in connection with the design, manufacture, development, installation and testing of Sub System VI, as part of HP Backbone network.

The amounts drawn from the facility bear a fixed interest rate of 4.14%. The loans are payable in ten semi-annual installments beginning in December 2003. Total principal outstanding as of September 30, 2006 and 2007 was US$7.4 million (equivalent to Rp.68,477 million) and US$3.7 million (equivalent to Rp.33,960 million), respectively. The credit facility is unsecured.
During the period when the loans are outstanding, the Company is required to comply with all covenants or restrictions including maintaining financial ratios as follows:
1.	Debt service coverage ratio should exceed 1.5:1

2.	Debt to equity ratio should not exceed:
a.	3:1 for the period April 10, 2002 to January 1, 2003

b.	2.75:1 for the period January 2, 2003 to January 1, 2004

c.	2.5:1 for the period January 2, 2004 to January 1, 2005

d.	2:1 for the period January 2, 2005 to the full repayment date of the loans
3.	Debt to EBITDA ratio should not exceed:
a.	3.5:1 for the period April 10, 2002 to January 1, 2004

b.	3:1 for the period January 2, 2004 to the full repayment date of the loans
In 2005, the Company has breached a covenant in the loan agreements which stipulate that the Company will not make any loans or grant any credit to or for the benefit of any person which in aggregate exceed 3% of shareholders’ equity. On May 12, 2006, the Company obtained a written waiver from Citibank International plc with regard to providing loans to certain subsidiaries which in aggregate exceed 3% of stockholders’ equity. As of September, 30, 2007, the Company has complied with the above covenant.
3.	EKN-Backed Facility

On December 2, 2002, pursuant to the partnership agreement with PT Ericsson Indonesia (Note 52a.i), Telkomsel entered into the EKN-Backed Facility agreement (“Facility”) with Citibank International plc (“Original Lender” and “Agent”) and Citibank N.A., Jakarta branch (“Arranger”) covering a total facility amount of US$70.5 million, divided into several tranches.

The agreement was subsequently amended on December 17, 2004, to reduce the total Facility to US$68.9 million.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
SEPTEMBER 30, 2006 AND 2007, AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
24. BANK LOANS (continued)
d.	Citibank N.A. (continued)
3.	EKN-Backed Facility (continued)

The interest rate per annum on the Facility is determined based on CIRR (Commercial Interest Reference Rate) of 3.52% plus 0.5% per annum and unsecured. Interest is payable semi-annually, starting on the utilization date of the Facility (July 31, 2003).

In addition to the interest, in 2004, Telkomsel was also charged an insurance premium for the insurance guarantee given by EKN in favor of Telkomsel for the loan utilization amounting to US$1.5 million, 15% of which was paid in cash. The remaining balance was settled through utilization of the Facility.

No amounts were drawn down from the Facility for the nine months period ended September 30, 2006 and 2007. As of September 30, 2006 and 2007, the outstanding balance was US$32.9 million (equivalent to Rp.303,898 million) and US$17.4 million (equivalent to Rp.159,201 million), respectively.

The schedule of the principal payments on this long-term loan as of September 30, 2007 is as follows:

	Amount
	US$	Rupiah
Year	(in millions)	Equivalent
2007	7.7	70,736
2008	9.7	88,465

	17.4	159,201

4.	Medium Term Loan

On March 21, 2006, Telkomsel signed a medium term loan agreement with Citibank, N.A., Jakarta Branch for a facility of Rp.500,000 million. The loan is repayable to Citibank in five (5) equal semi-annual installments beginning six (6) months after the end of availability period (the earlier of March 21, 2007 and the date on which the facility has been fully drawn). The loan bears a floating interest rate of three-month Certificate of Bank Indonesia plus 1.75% and unsecured. The principal outstanding as of September 30, 2006 and 2007 amounted to Rp.500,000 million and Rp.300,000 million, respectively.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
SEPTEMBER 30, 2006 AND 2007, AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
24. BANK LOANS (continued)
d.	Citibank N.A. (continued)

The following table summarizes the principal outstanding on the various long-term loans from Citibank N.A. as of September 30, 2006 and 2007:

		2006		2007
		Foreign		Foreign
		Currencies	Rupiah	Currencies	Rupiah
		(in millions)	Equivalent	(in millions)	Equivalent
Hermes Export Facility	Euro	29.3	344,282	14.6	189,841
HP Backbone loans	US$	17.8	165,140	10.0	91,486
EKN-Backed Facility	US$	32.9	303,898	17.4	159,201
Medium Term Loan	Rp	—	500,000	—	300,000

Total			1,313,320		740,528
Current maturities			(628,034)		(603,624)

Long-term portion			685,286		136,904

e.	Bank Negara Indonesia (“BNI”)

On August 15, 2006, Telkomsel signed a medium-term facility loan agreement with BNI for Rp.300,000 million. This facility is payable for 5 quarterly installment commencing six months after the end of the availability period (the earlier date of August 15, 2007 and the date when the facility has been fully drawn down). The loan bears a floating interest rate of three-month Certificate of Bank Indonesia plus 1.5% and unsecured. The principal outstanding as of September 30, 2006 and 2007 amounted to Rp.300,000 million and Rp.180,000 million, respectively.

On June 15, 2007, Telkomsel signed a medium-term facility loan agreement with BNI of Rp.500,000 million. This facility is in 5 quarterly installments commencing six months after the end of the availability period (the earlier of June 15, 2007 or the date when the facility has been fully drawn down). The loan bears floating interest rate of three-month Jakarta Inter Bank Offered Rate plus 1.25% which becomes due quarterly in arrears and is unsecured. The principal outstanding as of September 30, 2007 amounted to Rp.500,000 million.

f.	Consortium of banks

On June 21, 2002, the Company entered into a loan agreement with a consortium of banks for a facility of Rp.400,000 million to finance the Regional Division V Junction Project. Bank Bukopin, acting as the facility agent, charged interest at the rate of 19% for the first year from the signing date and at the rate of the highest average three-month deposit rate of each creditors plus 4% for the remaining years. The draw-down period expires 19 months from the signing of the loan agreement and the principal is payable in 14 quarterly installments starting from April 2004. The loan facility is secured by project equipment, with a value of not less than Rp.500,000 million.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
SEPTEMBER 30, 2006 AND 2007, AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
24. BANK LOANS (continued)
f.	Consortium of banks (continued)

Subsequently, based on an addendum to the loan agreement dated April 4, 2003, the loan facility was reduced to Rp.150,000 million, the draw-down period was amended to expire 18 months from the signing of the addendum, the repayment schedule was amended to 14 quarterly installments starting from May 21, 2004 and ending on June 21, 2007, and the value of the project equipment secured was reduced to Rp.187,500 million.

During the period when the loan is outstanding, the Company is required to comply with all covenants or restrictions including maintaining financial ratios as follows:
1.	Debt to equity ratio should not exceed 3:1

2.	EBITDA to interest expense should exceed 5:1
As of September 30, 2006, the interest rate charge on the loan and principal outstanding under this facility was 12.94% and Rp.43,177 million, respectively. As of June 22, 2007 the loan was fully repaid.

g.	Bank Niaga

On December 28, 2004, Balebat entered into a loan agreement with Bank Niaga providing a total facility of Rp.7,200 million comprising Rp.5,000 million to finance the construction of plant (“Investment Facility”) with interest at 13.5% per annum and Rp.2,200 million to finance certain purchases of machinery (“Specific Transaction Facility”) with the interest at 12% per annum. The interest rate was subsequently increased to 17% per annum on December 1, 2005. The Investment Facility is repayable in 36 monthly installments commencing from March 31, 2005. The Specific Transaction Facility is repayable in 60 monthly installments commencing from June 29, 2005. These facilities are secured by Balebat’s property, plant and equipment with a value of Rp.8,450 million. As of September 30, 2006 and 2007, principal outstanding under these facilities amounted to Rp.4,018 million and Rp.2,055 million, respectively.

On December 22, 2005 the loan agreement was amended to include a short term credit facility of Rp.4,000 million with maturity date and interest rate of December 22, 2006 and 12.5% per annum, respectively. On June 13, 2006, the facility was combined with the revolving credit facility of Rp.800 million (Note 20d).

On June 13, 2006, Balebat also received additional facility of Rp.2,500 million which consist of transaction facility of Rp.2,000 million to finance the purchase of printing machine and Rp.500 million to finance the purchase of operational vehicle with interest rate 16.5% per annum. These facilities will be due on October 30, 2011 and November 28, 2009, respectively. Both facilities secured by Balebat’s property located in West Java. As of September 30, 2006 and 2007, the outstanding loans of the facilities was Rp.2,092 million and Rp.1,361 million, respectively.

As discussed in Note 20d, on April 25, 2005, Balebat entered into a loan agreement with Bank Niaga for a total facility of Rp.2,400 million which includes an investment credit facility of Rp.1,600 million with maturity date of October 25, 2009. The investment credit facility loan is payable in 48 unequal monthly installments beginning in November 2005 through October 2009.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
SEPTEMBER 30, 2006 AND 2007, AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
24. BANK LOANS (continued)
g.	Bank Niaga (continued)

The investment credit facility bears interest at a rate equal to market rate plus 2%. As of September 30, 2006 and 2007, the principal outstanding amounted to Rp.1,267 million and Rp.867 million, respectively.

In March 2007, GSD entered into a loan agreement (2nd special transaction loan agreement) with Bank Niaga for a total facility of Rp.20,000 million with interest rate 13 % per annum. The facility secured by a parcel of land. The facility is payable in 8 years and the principal is payable in 33 quarterly installments and will be due in May 2015. As of September 30, 2007, the principal outstanding amounted to Rp.19,857 million.

h.	Bank Bukopin

On May 11, 2005, Infomedia entered into loan agreements with Bank Bukopin for various facilities totaling Rp.5,300 million. The loans were obtained to finance the acquisition of a property. The loan is payable in 60 monthly installments. A portion of the facilities of Rp.4,200 million will mature in June 2010 and the remainder of Rp.1,100 million will mature in December 2010. As of September 30, 2006 and 2007, interest rate charged on the loan was 15.75% and 15.75%, respectively. The facilities are secured by certain Infomedia’s property. As of September 30, 2006 and 2007, the principal outstanding amounted to Rp.4,415 million and Rp.3,486 million, respectively.

i.	Bank Lippo

On May 29, 2006, Infomedia entered into a loan agreement with Bank Lippo for a facility of Rp.18,500 million to finance its Call Center project with Telkomsel. The facility bears interest at 15.5% per annum and is secured by Infomedia’s receivables on the Call Center contract with Telkomsel amounted to Rp.23,125 million until the due date of the loan within 36 months from the withdrawal date. As of September 30, 2006 and 2007, the principal outstanding amounted to Rp.13,414 million and Rp.12,881 million, respectively.

j.	Bank BRI

On June 15, 2007, Telkomsel entered into a loan agreement with Bank BRI for a facility of Rp.400,000 million. This facility is in 5 quarterly installments commencing six months after the end of the availability period (the earlier of June 15, 2007 or the date when the facility has been fully drawn down). The loan bears floating interest rate of three-month Jakarta Inter Bank Offered Rate plus 1.25% which becomes due quarterly in arrears and is unsecured. The principal outstanding as of September 30, 2007 amounted to Rp.400,000 million.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
SEPTEMBER 30, 2006 AND 2007, AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
25. DEFERRED CONSIDERATION FOR BUSINESS COMBINATIONS
These represent the Company’s obligation to the Selling Stockholders of TII in respect of the Company’s acquisition of 100% of TII, MGTI in respect of the Company’s acquisition of KSO IV, and BSI in respect of the Company’s acquisition of KSO VII.

	2006	2007
TII transaction (Note 4)
PT Aria Infotek	264,170	157,214
MediaOne International I B.V.	176,114	104,809
The Asian Infrastructure Fund	62,898	37,432
Less discount on promissory notes	(36,715)	(12,393)

	466,467	287,062

KSO IV transaction (Note 5a)
MGTI	3,128,812	2,410,177
Less discount	(519,035)	(303,229)

	2,609,777	2,106,948

KSO VII transaction (Note 5b)
BSI	—	1,752,912
Less discount	—	(366,919)

	—	1,385,993

Total	3,076,244	3,780,003
Current maturity — net of discount (Note 21a)	(686,831)	(1,079,988)

Long-term portion — net of discount (Note21b)	2,389,413	2,700,015

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
SEPTEMBER 30, 2006 AND 2007, AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
26.	MINORITY INTEREST

	2006	2007
Minority interest in net assets of subsidiaries:
Telkomsel	7,090,228	8,143,730
Infomedia	103,471	117,941
Metra	1,720	404
GSD	5	5

Total	7,195,424	8,262,080

	2006	2007
Minority interest in net income (loss) of subsidiaries:
Telkomsel	2,929,375	3,395,545
Infomedia	28,097	25,907
Metra	(2,280)	(3,177)
GSD	1	1

Total	2,955,193	3,418,276

27.	CAPITAL STOCK

	2006
		Percentage	Total
Description	Number of Shares	Of Ownership	Paid-up Capital
		%	Rp
Series A Dwiwarna share
Government of the Republic of Indonesia	1	—	—
Series B shares
Government of the Republic of Indonesia	10,320,470,711	51.41	2,580,118
JPMCB US Resident (Norbax Inc.)	1,834,347,480	9.14	458,587
The Bank of New York	1,468,624,256	7.32	367,156
Board of Commissioners (Note 1a):
Petrus Sartono	19,116	—	5
Board of Directors (Note 1a):
Garuda Sugardo	16,524	—	4
Guntur Siregar	19,980	—	5
John Welly	4	—	—
Abdul Haris	1,000	—	—
Public (below 5% each)	6,451,713,708	32.13	1,612,928

Sub total	20,075,212,780	100.00	5,018,803

Treasury stock (Note 29)	84,786,500	—	21,197

Total	20,159,999,280	100.00	5,040,000

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
SEPTEMBER 30, 2006 AND 2007, AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
27.	CAPITAL STOCK (continued)

	2007
		Percentage	Total
Description	Number of Shares	Of Ownership	Paid-up Capital
		%	Rp
Series A Dwiwarna share
Government of the Republic of Indonesia	1	—	—
Series B shares
Government of the Republic of Indonesia	10,320,470,711	51.76	2,580,118
JPMCB US Resident (Norbax Inc.)	1,598,757,327	8.02	399,689
The Bank of New York	1,728,090,496	8.67	432,023
Board of Directors (Note 1a):
Ermady Dahlan	17,604	—	4
Indra Utoyo	5,508	—	1
Public (individually less than 5%)	6,290,317,133	31.55	1,572,580

Total	19,937,658,780	100.00	4,984,415

Treasury Stock (Note 29)	222,340,500	—	55,585

Total	20,159,999,280	100.00	5,040,000

The Company only issued one Series A Dwiwarna Share which is held by the Government and cannot be transferred to any party, and has a veto in the General Meeting of the Stockholders with respect to election and removal of Commissioners and Directors and to amend the Company’s article of association.

Series B shares give the same and equal rights to all the Series B shareholders.

28.	ADDITIONAL PAID-IN CAPITAL

	2006	2007
Proceeds from sale of 933,333,000 shares in excess of par value through initial public offering in 1995	1,446,666	1,446,666
Capitalization into 746,666,640 series B shares in 1999	(373,333)	(373,333)

Total	1,073,333	1,073,333

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
SEPTEMBER 30, 2006 AND 2007, AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
29.	TREASURY STOCK

Based on the resolution of the Extraordinary General Meeting of Stockholders on December 21, 2005, the Stockholders authorized the phase I plan to repurchase the Company’s issued and outstanding Series B shares. The proposals to a stock repurchase programs, under the following terms and conditions: (i) maximum stock repurchase would be 5% of the Company’s issued Series B shares with total cost not to exceed Rp.5,250,000 million; (ii) the period determined for the acquisition would not be longer than 18 months (December 21, 2005 to June 20, 2007), in accordance with BAPEPAM Regulation No.XI.B.2.

Up to the last transaction of this phase dated June 20, 2007, the Company has repurchased 211,290,500 shares of the Company’s issued and outstanding Series B shares, representing approximately 1.05% of the Company’s issued and outstanding Series B shares, for a total repurchase amount of Rp.1,829,138 million, including the broker and custodian fees.

Based on the resolution of the Annual General Meeting of Stockholders on June 29, 2007, the Stockholders authorized the phase II plan to repurchase the Company’s issued and outstanding Series B shares. The proposals to a stock repurchase programs, under the following terms and conditions: (i) maximum stock repurchase would be 215.000.000 of the Company’s issued Series B shares with total cost not to exceed to Rp.2,000,000 million; (ii) the period determined for the acquisition would not be longer than 18 months (June 29, 2007 to December 28, 2008), in accordance with BAPEPAM Regulation No.XI.B.2.

Up to September 30, 2007, the Company has repurchased 11,050,000 shares, for phase II of the Company’s issued and outstanding series B shares, representing approximately 0.05% of the Company’s issued and outstanding series B series B shares, for a total repurchase amount of Rp116,763 million, including the broker and custodian fees.

The Company has planned to retain, sell or use the treasury stock for other purposes in accordance with BAPEPAM Regulation No.XI.B.2 and under Law No. 40/2007 on Limited Liability Companies.

The movement of shares held in treasury arising from the programs for repurchase of shares was the following:

	2007
	Number of share	Rp
Balance as of January 1, 2007	118,376,500	952,211
Number of shares acquired	103,964,000	993,690

Balance as of September 30, 2007	222,340,500	1,945,901

Historical unit cost of repurchase of treasury shares:

Rp
Weighted average	8,752
Minimum	6,633
Maximum	10,978
The acquisition unit cost has included the total cost for the shares repurchase programs i.e. broker commission and custodian fee. Up to balance sheet date none of the shares acquired were sold.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
SEPTEMBER 30, 2006 AND 2007, AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
30.	DIFFERENCE IN VALUE OF RESTRUCTURING TRANSACTIONS BETWEEN ENTITIES UNDER COMMON CONTROL

Compensation for early termination of exclusive rights

As discussed in Note 1a, on July 31, 2002, the Government decided to terminate the Company’s exclusive rights to provide local and domestic long-distance fixed line telecommunications services taking effect since August 1, 2002.

On March 30, 2004, the Minister of Communications issued Announcement No. PM.2 year 2004 regarding the Implementation of Restructuring in the Telecommunications Sector which, among others, stipulates that the Government shall pay compensation for early termination of exclusive rights to the Company amounting to Rp.478,000 million, net of tax.

On December 15, 2005, the Company signed an agreement on Implementation of Compensation for Termination of Exclusive Rights with the State Minister of Communication and Information – Directorate General of Post and Telecommunications, which was amended on October 18, 2006. Pursuant to this agreement, the Government agreed to pay Rp.478,000 million to the Company over a five-year period where Rp.90,000 million shall be paid from the 2005 and 2006 State budget and the remaining Rp.298,000 million shall be paid gradually or in one lump-sum payment based on the State’s financial ability. In addition, the Company is required by the Government to use the funds received from this compensation for the development of telecommunications infrastructure.

As of September 30, 2007, the Company has received Rp.180,000 million in relation to the compensation for the early termination of exclusivity right, being Rp.90,000 million paid by the Government on December 30, 2005 and Rp.90,000 million on December 28, 2006. The Company recorded these amounts in “Difference in value of restructuring transactions between entities under common control” in the stockholders’ equity section. These amounts are recorded as a component of stockholders’ equity because the Government is the majority and controlling shareholder of the Company. The Company will record the remaining amount of Rp.298,000 million when it is received.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
SEPTEMBER 30, 2006 AND 2007, AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
31.	TELEPHONE REVENUES

	2006	2007
Fixed lines
Local and domestic long-distance usage	5,242,737	5,401,757
Monthly subscription charges	2,565,599	2,783,349
Installation charges	133,499	88,785
Others	131,388	191,738

Total	8,073,223	8,465,629

Cellular
Air time charges	13,803,647	16,242,014
Monthly subscription charges	231,438	191,659
Features	779,064	187,686
Connection fee charges	84,994	95,099

Total	14,899,143	16,716,458

Total Telephone Revenues	22,972,366	25,182,087

32.	INTERCONNECTION REVENUES

	2006	2007
Cellular	5,470,957	8,031,987
International-net	717,841	497,933
Others	177,655	231,068

Total	6,366,453	8,760,988

As of December 31, 2006 interconnection tariff scheme was percentage of revenue sharing between operators. In 2007, pursuant to Minister Regulation No. 08/Per/M.KOMINFO/02/2006, the Company recorded interconnection expenses due to implementation of cost allocation based interconnection tariff. As a result since January 1, 2007 interconnection-domestic expenses recorded separately from the interconnection revenues (Notes 38 and 51).

Refer to Note 47 for details of related party transactions.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
SEPTEMBER 30, 2006 AND 2007, AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
33.	REVENUE UNDER JOINT OPERATION SCHEMES

	2006	2007
Minimum Telkom Revenues	207,516	—
Share in Distributable KSO Revenues	277,040	—
Amortization of unearned initial investor payments under Joint Operation Schemes	786	—

Total	485,342	—

KSO revenues were shares of the Company’s revenues under joint operation agreement with the KSO investors. On October 19, 2006, the Company has amended the KSO VII agreement and as of that date the Company has obtained the operational control over all of the KSO operations by acquisition of its KSO investors or the businesses.

34.	DATA AND INTERNET REVENUES

	2006	2007
SMS	4,902,279	8,702,155
Internet	654,922	971,384
Data communication	567,905	308,058
VoIP	216,011	157,899
e-Business	28,055	24,555

Total	6,369,172	10,164,051

35.	NETWORK REVENUES

	2006	2007
Leased lines	357,061	454,849
Satellite transponder lease	103,803	146,290

Total	460,864	601,139

Refer to Note 47 for details of related party transactions.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
SEPTEMBER 30, 2006 AND 2007, AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
36.	REVENUE-SHARING ARRANGEMENTS REVENUES

	2006	2007
Revenue-Sharing Arrangements revenues	214,037	107,885
Amortization of unearned income (Note 13)	92,310	212,468

Total	306,347	320,353

37.	OPERATING EXPENSES — PERSONNEL

	2006	2007
Salaries and related benefits	1,703,428	2,065,715
Vacation pay, incentives and other benefits	1,610,669	2,283,568
Employee income tax	569,186	909,559
Net periodic post-retirement health care benefit cost (Note 46)	449,514	543,126
Net periodic pension cost (Note 44)	331,256	465,879
Housing	132,366	184,314
Medical	10,014	11,103
Other employee benefits (Note 44)	7,863	7,313
Long service awards (Note 45)	121,256	(314,169)
Others	25,435	31,989

Total	4,960,987	6,188,397

38.	INTERCONNECTION EXPENSES

	2006	2007
Cellular	—	1,598,627
Others	—	41,497

Total	—	1,640,124

Pursuant to Minister Regulation No. 08/Per/M.KOMINFO/02/2006, starting from January 1, 2007, the Company recorded interconnection expenses due to implementation of cost allocation based interconnection tariff. As a result since January 1, 2007 interconnection-domestic expenses recorded separately from the interconnection revenues (Notes 32 and 51).

Refer to Note 47 for details of related party transactions.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
SEPTEMBER 30, 2006 AND 2007, AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
39.	OPERATING EXPENSES — OPERATIONS, MAINTENANCE AND TELECOMMUNICATION SERVICES

	2006	2007
Operations and maintenance	2,957,539	3,888,255
Radio frequency usage charges	539,134	792,494
Concession fees and Universal Service Obligation (USO) charges	643,432	752,713
Cost of phone, SIM and RUIM cards	404,733	430,140
Electricity, gas and water	300,776	356,438
Insurance	110,200	222,883
Leased lines	113,196	185,930
Vehicles and supporting facilities	179,209	169,984
Travelling	27,927	36,892
Call center	70,355	—
Others	4,089	4,933

Total	5,350,590	6,840,662

Refer to Note 47 for details of related party transactions.

40.	OPERATING EXPENSES — GENERAL AND ADMINISTRATIVE

	2006	2007
Amortization of goodwill and other intangible assets (Note 15)	681,520	787,004
Collection expenses	357,667	431,425
Provision for doubtful accounts and inventory obsolescence	344,564	378,037
Travelling	164,610	193,235
Security and screening	137,228	172,292
Training, education and recruitment	149,730	155,246
General and social contribution	182,191	128,710
Professional fees	104,367	74,002
Meetings	40,949	65,311
Stationery and printing	32,454	57,546
Research and development	5,905	4,356
Others	16,188	91,844

Total	2,217,373	2,539,008

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
SEPTEMBER 30, 2006 AND 2007, AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
41.	TAXATION
a.	In 2006, Telkomsel recognized a claim for tax refund amounting to Rp.337,855 million as a result of the revision to the 2004 and 2005 tax returns. (Note 41f).

b.	Prepaid Taxes

	2006	2007
Subsidiaries
Corporate Income Tax	14,289	—
Article 23 - Witholding tax on services delivery	1,479	3,048

	15,768	3,048

c.	Taxes payable

The Company
Income taxes
Article 21 - Individual income tax	69,899	181,861
Article 22 - Witholding tax on goods delivery and import	4,011	3,215
Article 23 - Witholding tax on services delivery	37,597	9,072
Article 25 - Installment of corporate income tax	4,170	5,811
Article 26 - Witholding tax on non-resident income tax	872	2,026
Article 29 - Underpayment of corporate income tax	706,059	409,969
Value added tax	258,845	281,206

	1,081,453	893,160

Subsidiaries
Income taxes
Article 21 - Individual income tax	5,827	23,724
Article 22 - Witholding tax on goods delivery and import	429	1
Article 23 - Witholding tax on services delivery	66,604	29,344
Article 25 - Installment of corporate income tax		238,379
Article 26 - Witholding tax on non-resident income tax	165,680	3,956
Article 29 - Underpayment of corporate income tax	1,169,731	885,268
Value added tax	6,342	160,629

	1,414,613	1,341,301

	2,496,066	2,234,461

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
SEPTEMBER 30, 2006 AND 2007, AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
41.	TAXATION (continued)
d.	The components of income tax expense (benefit) are as follows:

	2006	2007
Current
The Company	2,007,789	1,258,795
Subsidiaries	3,609,474	3,935,795

	5,617,263	5,194,590

Deferred
The Company	(283,203)	417,924
Subsidiaries	52,952	309,205

	(230,251)	727,129

	5,387,012	5,921,719

e.	Corporate income tax is computed for each individual company as a separate legal entity (consolidated financial statements are not applicable for computing corporate income tax).

The reconciliation between the consolidated income before tax and taxable income attributable to the Company and the consolidated income tax expense are as follows:

	2006	2007
Consolidated income before tax	17,564,676	19,159,050
Add back consolidation eliminations	5,699,547	6,383,151

Consolidated income before tax and eliminations	23,264,223	25,542,201
Less: income before tax of the subsidiaries	(12,317,167)	(14,046,427)

Income before tax attributable to the Company	10,947,056	11,495,774
Less: income subject to final tax	(486,675)	(464,792)

	10,460,381	11,030,982

Tax calculated at progressive rates	3,138,097	3,309,277
Non-taxable income	(1,708,723)	(1,917,021)
Non-deductible expenses	241,840	273,834
Deferred tax assets originating from previously unrecognized temporary differences, net	(23,495)	(47,807)

Corporate income tax expense	1,647,719	1,618,283
Final income tax expense	76,867	58,436

Total income tax expense of the Company	1,724,586	1,676,719
Income tax expense of the Subsidiaries	3,662,426	4,245,000

Total consolidated income tax expense	5,387,012	5,921,719

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
SEPTEMBER 30, 2006 AND 2007, AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
41.	TAXATION (continued)
e.	(continued)

The reconciliation between income before tax attributable to the Company and estimated taxable income for the nine months ended September 30, 2006 and 2007 is as follows:

	2006	2007
Income before tax attributable to the Company	10,947,056	11,495,774
Less: income subject to final tax	(486,675)	(464,792)

	10,460,381	11,030,982

Temporary differences:
Depreciation of property, plant and equipment	685,896	204,095
Gain on sale of property, plant and equipment	(554)	(9,386)
Allowance for doubtful accounts	130,165	149,304
Trade receivables written-off	(62,797)	(115,634)
Allowance for inventory obsolescence	3,278	7,358
Accrued employee benefits	259,030	(1,528,429)
Net periodic pension cost	(471,515)	(224,252)
Long service awards	62,733	(425,143)
Amortization of intangible assets	672,662	758,962
Amortization of deferred stock issuance costs	183,127	—
Amortization of landrights	(3,373)	(3,212)
Temporary differences of KSO units	60,633	—
Depreciation of property, plant and equipment under revenue-sharing arrangements	65,732	89,923
Amortization of unearned income on revenue- sharing arrangements	(94,609)	(177,035)
Payments of deferred consideration for business combinations and the related interest	(495,715)	(667,982)
Provision for bonus	37,309	389,694
Foreign exchange loss/(gain) on deferred consideration for business combinations	(186,673)	28,147
Capital leases	20,362	(24,167)
Other provisions	—	(4,681)

Total temporary differences	865,691	(1,552,438)

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
SEPTEMBER 30, 2006 AND 2007, AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
41.	TAXATION (continued)
e.	(continued)

	2006	2007
Permanent differences:
Net periodic post-retirement health care benefit cost	443,411	536,781
Amortization of goodwill	8,858	—
Amortization of discount on promissory notes	33,274	18,418
Equity in net income of associates and subsidiaries	(5,695,744)	(6,390,070)
Others	320,592	357,581

Total permanent differences	(4,889,609)	(5,477,290)

Taxable income	6,436,464	4,001,254

Corporate income tax expense	1,930,922	1,200,359
Final income tax expense	76,867	58,436

Total current income tax expense of the Company	2,007,789	1,258,795
Current income tax expense of the Subsidiaries	3,609,474	3,935,795

Total current income tax expense	5,617,263	5,194,590

Calculation of corporate income tax liability above was in accordance with annual tax return submitted by the Company to the Tax Office.

f.	Tax assessment

In 2006, the Company received a tax assessment letter (SKPKB) from the Tax Office confirming an underpayment of its corporate income tax for fiscal year 2004 amounting to Rp.4,363 million. The underpayment was paid in August 2006.

During 2006, Telkomsel was assessed for underpayments of withholding taxes and value added tax (self assessed) including penalty covering the fiscal year 2002 totaling Rp.129 billion and overpayment of corporate income tax of Rp.5 billion. The net underpayment was settled through the use of the payment of income tax in 2003 of Rp24 billion and a cash payment of Rp.100 billion. Of the Rp.100 billion cash payment made, Telkomsel has filed an objection for Rp.99 billion. Of the net underpayment of Rp.105 billion, Rp.83 billion was charged to expense in 2006 with the remaining amount of Rp.22 billion recorded as part of its claims for tax refund (Note 40a). In 2007, the claim for tax refund was rejected by the tax office.

In 2006, Telkomsel filed revisions of its tax returns for the fiscal years 2004 and 2005 due to a recalculation of the depreciation of property, plant and equipment for tax purposes. As a result of the recalculation, Telkomsel recognized claims for overpayments with a corresponding addition to the deferred tax liability of property, plant and equipment amounting to Rp.338 billion (Note 40a). Currently, Telkomsel is being audited by the Tax Office for the recalculation of the depreciation .

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
SEPTEMBER 30, 2006 AND 2007, AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
41.	TAXATION (continued)
g.	Deferred tax assets and liabilities

The details of the Company’s and subsidiaries’ deferred tax assets and liabilities are as follows:

		(Charged)/
		Credited
	December 31,	to Statements	September 30,
	2005	of Income	2006
The Company
Deferred tax assets:
Allowance for doubtful accounts	205,396	82,330	287,726
Allowance for inventory obsolescence	13,652	1,088	14,740
Long-term investments	6,666	(3,844)	2,822
Accrued employee benefits	63,003	11,193	74,196
Accrued long service awards	148,791	18,820	167,611
Net periodic pension cost	384,237	(63,742)	320,495
Capital leases	6,408	(407)	6,001
Liabilities of business acquisitions	945,403	(157,054)	788,349
Accrued expenses	58,265	(1,080)	57,185

Total deferred tax assets	1,831,821	(112,696)	1,719,125

Deferred tax liabilities:
Difference between book and tax property, plant and equipment’s net book value	(1,766,217)	202,903	(1,563,314)
Landrights	(2,604)	(1,012)	(3,616)
Revenue-sharing arrangements	(37,176)	(7,791)	(44,967)
Intangible assets	(1,345,324)	201,799	(1,143,525)

Total deferred tax liabilities	(3,151,321)	395,899	(2,755,422)

Deferred tax liabilities of the Company, net	(1,319,500)	283,203	(1,036,297)

Deferred tax liabilities of the subsidiaries, net	(1,072,310)	(54,321)	(1,126,631)

Total deferred tax liabilities, net	(2,391,810)	228,882	(2,162,928)

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
SEPTEMBER 30, 2006 AND 2007, AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
41.	TAXATION (continued)
g.	Deferred tax assets and liabilities (continued)

		(Charged)/
		Credited
	December 31,	to Statements	September 30,
	2006	of Income	2007
The Company
Deferred tax assets:
Allowance for doubtful accounts	263,321	45,198	308,519
Allowance for inventory obsolescence	14,099	1,181	15,280
Accrued for employee benefits	529,662	(341,621)	188,041
Accrued long service awards	177,019	(127,543)	49,476
Net periodic pension cost	302,260	(67,276)	234,984
Capital Leases	12,408	26,406	38,814
Deferred consideration for business combinations	1,249,332	(191,951)	1,057,381
Accrued expenses	57,185	(1,404)	55,781

Total deferred tax assets	2,605,286	(657,010)	1,948,276

Deferred tax liabilities:
Difference between book and tax property, plant and equipment’s net book value	(1,947,349)	23,733	(1,923,616)
Landrights	(3,800)	(963)	(4,763)
Revenue-sharing arrangements	(47,661)	(11,373)	(59,034)
Intangible assets	(1,205,783)	227,689	(978,094)

Total deferred tax liabilities	(3,204,593)	239,086	(2,965,507)

Deferred tax liabilities of the Company, net	(599,307)	(417,924)	(1,017,231)

Deferred tax liabilities of the subsidiaries, net	(2,066,090)	(309,205)	(2,375,295)

Total deferred tax liabilities, net	(2,665,397)	(727,129)	(3,392,526)

Realization of the deferred tax assets is dependent upon profitable operations. Although realization is not assured, the Company and its subsidiaries believe that it is probable that these deferred tax assets will be realized through the reduction of future taxable income. The amount of deferred tax assets is considered realizable, however, could be reduced if actual future taxable income is lower than estimated.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
SEPTEMBER 30, 2006 AND 2007, AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
41.	TAXATION (continued)
h.	Administration

Under the taxation laws of Indonesia, the Company and each subsidiary submit tax returns on the basis of self-assessment. The tax authorities may assess or amend taxes within ten years from the date the tax became payable.

The Company has been audited by the Tax Office up to the fiscal year of 2004.
42.	BASIC EARNINGS PER SHARE

Basic earnings per share is computed by dividing net income by the weighted average number of shares outstanding during the period, totaling 20,131,126,418 and 19,972,103,556 for the nine months period ended September 30, 2006 and 2007, respectively. See also Notes 1b and 2t.

The Company does not have potentially dilutive ordinary shares.

43.	CASH DIVIDENDS AND GENERAL RESERVE

Pursuant to the Annual General Meeting of Stockholders as stated in notarial deed No. 68 dated June 30, 2006 of A. Partomuan Pohan, S.H., LLM., the stockholders approved the distribution of cash dividends for the year 2005 amounting to Rp.4,400,090 million or minimum of Rp.218.86 per share.

Pursuant to the Annual General Meeting of Stockholders as stated in notarial resume No. 213/VI/2007 dated June 29, 2007 of A. Partomuan Pohan, S.H., LLM., the stockholders approved the distribution of cash dividends for the year 2006 amounting to Rp.6,053,067 million or Rp.303.21 per share (of which Rp.971,017 million or Rp.48.41 per share was distributed as interim cash dividend in December 2006), and appropriation of Rp.4,897,482 million for general reserve.

44.	PENSION PLANS
a.	The Company

The Company sponsors a defined benefit pension plan and a defined contribution pension plan.

The defined benefit pension plan is provided for employees hired with permanent status prior to July 1, 2002. The pension benefits are paid based on the participating employees’ latest basic salary at retirement and the number of years of their service. The plan is managed by Telkom Pension Fund (“Dana Pensiun Telkom”). The participating employees contribute 18% (before March 2003: 8.4%) of their basic salaries to the plan. The Company’s contributions to the pension fund for the nine months period ended September 30, 2006 and 2007 amounted to Rp.520,123 million and Rp.525,121 million, respectively.

The defined contribution pension plan is provided for employees hired with permanent status on or after July 1, 2002. The plan is managed by financial institutions pension fund (“DPLK”). The Company’s contribution is determined based on a certain percentage of the participants’ salaries and amounted to Rp.1,408 million and Rp.1,618 million for the nine months period ended September 30, 2006 and 2007, respectively.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
SEPTEMBER 30, 2006 AND 2007, AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
44.	PENSION PLANS (continued)
a.	The Company (continued)

The following table presents the change in projected benefit obligation, the change in plan assets, funded status of the plan and the net amount recognized in the Company’s balance sheets for the nine months period ended September 30, 2006 and 2007 for its defined benefit pension plan:

	2006	2007
Change in projected benefit obligation
Projected benefit obligation at beginning of year	7,140,100	8,121,381
Service cost	140,970	152,706
Interest cost	576,440	646,630
Plan participants’ contributions	32,845	32,634
Actuarial gain (loss)	(581,379)	332,612
Expected benefits paid	(241,717)	(250,932)
Benefit changes	—	698,583

Projected benefit obligation at end of the year	7,067,259	9,733,614

Change in plan assets
Fair value of plan assets at beginning of year	5,429,954	7,210,749
Expected return on plan assets	508,202	583,708
Employer contribution	520,123	525,121
Plan participants’ contributions	32,845	32,634
Actuarial gain (loss)	—	9,373
Expected benefits paid	(241,717)	(250,932)

Fair value of plan assets at end of the year	6,249,407	8,110,653

Funded status	(817,852)	(1,622,961)
Unrecognized prior service cost	1,085,758	1,645,318
Unrecognized net actuarial gain	(1,340,911)	(795,703)

Accrued pension benefit cost	(1,073,005)	(773,346)

The actual return on plan assets was Rp638,482 million and Rp816,957 million for the nine months period ended September 30 2006 and 2007, respectively.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
SEPTEMBER 30, 2006 AND 2007, AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
44.	PENSION PLANS (continued)
a.	The Company (continued)

The movement of the accrued pension benefit cost during the nine months period ended September 30, 2006 and 2007 is as follows:

	2006	2007
Accrued pension benefit cost at beginning of the year	1,283,021	1,002,999
Net periodic pension cost less amounts charged to KSO Units	294,937	295,468
Amounts charged to KSO Units under contractual agreement	15,171	—
Employer contributions	(520,123)	(525,121)

Accrued pension benefit cost at end of the year	1,073,006	773,346

As of September 30, 2006 and 2007, plan assets consisted mainly of Indonesian Government bonds and corporate bonds. As of September 30, 2007 plan assets included Series B shares issued by the Company with fair values of Rp.267,013 million, respectively (September 30, 2006: plan assets included bonds and Series B shares issued by the Company with fair values of Rp.183,284 million and Rp.217,780 million, respectively).

The actuarial valuation for the defined benefit pension plan September 30, 2006 and 2007 was performed based on measurement date of December 31, 2005 and September 30, 2007 with the reports prepared on and February 27, 2006 and October 8, 2007, respectively, by PT Watson Wyatt Purbajaga, an independent actuary in association with Watson Wyatt Worldwide. The principal actuarial assumptions used by the independent actuary as of September 30, 2006 and 2007 are as follows:

	2006	2007
Discount rate	11%	10%
Expected long-term return on plan assets	10.5%	10%
Rate of compensation increase	8.8%	8%

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
SEPTEMBER 30, 2006 AND 2007, AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
44.	PENSION PLANS (continued)
a.	The Company (continued)

The components of net periodic pension cost are as follows:

	2006	2007
Service Cost	140,970	152,706
Interest Cost	576,440	646,630
Expected return on plan assets	(508,202)	(583,708)
Amortization of prior service cost	104,267	104,267
Recognized actuarial loss (gain)	(3,367)	(24,427)

Net periodic pension cost	310,108	295,468
Amount charged to KSO Units under contractual agreement	(15,171)	—

Total net periodic pension cost less amounts charged to KSO Units (Note 37)	294,937	295,468

b.	Telkomsel

Telkomsel provides a defined benefit pension plan for its employees. Under this plan, employees are entitled to pension benefits based on their latest basic salary or take-home pay and the number of years of their service. PT Asuransi Jiwasraya (“Jiwasraya”), a state-owned life insurance company, manages the plan. Until 2004, the employees contributed 5% of their monthly salaries to the plan and Telkomsel contributed any remaining amount required to fund the plan. Starting 2005, the entire contributions are fully made by Telkomsel.

Telkomsel’s contributions to Jiwasraya amounted to Rp.29,324 million and Rp.38,268 million for the years ended 2006 and 2007, respectively.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
SEPTEMBER 30, 2006 AND 2007, AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
44.	PENSION PLANS (continued)
b.	Telkomsel (continued)

The following table reconciles the unfunded status of the plan with the amounts included in the consolidated balance sheets as of September 30, 2006 and 2007:

	2006	2007
Projected benefit obligation	(175,220)	(272,701)
Fair value of plan assets	50,295	67,889

Unfunded status	(124,925)	(204,812)
Unrecognized items in the balance sheet:
Unrecognized prior service cost	1,127	(861)
Unrecognized net actuarial loss	101,072	163,929

Accrued pension benefit cost	(22,726)	(41,744)

The components of the net periodic pension cost are as follows:

	2006	2007
Service cost	15,991	24,415
Interest cost	12,127	18,115
Expected return on plan assets	(1,593)	(1,674)
Amortization of past service cost	(47)	86
Recognized actuarial loss	4,045	6,293

Net periodic pension cost (Note 37)	30,523	47,235

The net periodic pension cost for the pension plan for the nine months period ended September 30, 2006 and 2007 was calculated based on measurement date of December 31, 2005 and December 31, 2006 with the reports prepared on January 13, 2006 and February 16, 2007, respectively, by PT Watson Wyatt Purbajaga, an independent actuary in association with Watson Wyatt Worldwide. The principal actuarial assumptions used by the independent actuary based on measurement date of September 30, 2006 and 2007 for each of the periods are as follows:

	2006	2007
Discount rate	11%	10.5%
Expected long-term return on plan assets	7.5%	7.5%
Rate of compensation increase	8%	8%

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
SEPTEMBER 30, 2006 AND 2007, AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
44.	PENSION PLANS (continued)
c.	Infomedia

Infomedia provides a defined benefit pension plan for its employees. The reconciliation of the funded status of the plan with the net amount recognized in the balance sheets as of September 30, 2006 and 2007 are as follows:

	2006	2007
Projected benefit obligation	(5,225)	(6,597)
Fair value of plan assets	5,865	6,696

Funded status	640	99

Prepaid pension benefit cost	640	99

The net periodic pension cost of Infomedia amounted to Rp.23 million and Rp.262 million for the nine months period ended September 30, 2006 and 2007, respectively (Note 37).

d.	Obligation Under Labor Law

Under Law No. 13/2003 concerning labor regulation, the Company and its subsidiaries are required to provide a minimum pension benefit, if not already covered by the sponsored pension plans, to their employees upon retiring at the age of 55. The total related obligation recognized as of September 30, 2006 and 2007 amounted to Rp.31,854 million and Rp.26,728 million, respectively. The total related employee benefit cost charged to expense amounted to Rp.7,863 million and Rp.7,313 million for the nine months period ended September 30, 2006 and 2007, respectively (Note 37).

e.	Additional THT benefit

Starting January 1, 2005 the Company has increased the pension benefit by using additional two times of basic salary for pre-1992 employees who will leave the Company due to reaching normal retirement age, death and disability during year 2005, 2006,2007 and 2008. This additional benefit will be paid directly from the Company. The total related obligation recognized as of September 30, 2006 and 2007 amounted to Rp.21,270 and Rp.106.771 million, respectively. The total related employee benefit cost charged to expense amounted to Rp.5,797 million and Rp.122,914 million for the nine months period ended September 30, 2006 and 2007, respectively (Note 37).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
SEPTEMBER 30, 2006 AND 2007, AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
45.	LONG SERVICE AWARDS
a.	The Company

The Company provides certain cash awards for its employees who meet certain length of service requirement. The benefits are either paid at the time the employee reaches certain anniversary dates during employment, or proportionately upon retirement or termination.

The actuarial valuation for the long service awards dated September 30, 2006 and 2007 was performed based on measurement date of December 31, 2005 and September 30, 2007, with the reports prepared on February 27, 2006 and October 8, 2007 respectively, by PT Watson Wyatt Purbajaga, an independent actuary in association with Watson Wyatt Worldwide. The principal actuarial assumptions used by the independent actuary as of December 31, 2005 and September 30, 2007 are as follows:

	2007	2006
Discount rate	10%	11%
Rate of compensation increase	—	8.8%
Assumed rate of compensation increase in 2006 used for measurement of long live allowance benefits obligation which have been terminated since January 2007.

The movement of the accrued long service awards during the period ended September 30, 2006 and 2007 is as follows:

	2006	2007
Accrued long service awards at beginning of year	495,969	590,065
Periodic pension cost (Note 37)	112,465	(325,854)
Benefits paid	(49,684)	(84,371)

Accrued long service awards at end of year	558,750	179,840

In relation to the termination of long live allowance program as one of the employee benefits element, the Company recorded actuarial gain amounted to Rp.391,467 million resulted from long service awards obligation for long live allowance as of December 31, 2006.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
SEPTEMBER 30, 2006 AND 2007, AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
45.	LONG SERVICE AWARDS (continued)
b.	Telkomsel

Telkomsel provides certain cash awards for its employees based on the employees’ length of service. The benefits are either paid at the time the employee reaches certain anniversary dates during employment, or proportionately upon retirement or at the time of termination.

The obligation with respect to these awards was determined based on the actuarial valuation using the Projected Unit Credit Method, and amounted to Rp.37,346 million and Rp.66,743 million as of September 30, 2006 and 2007, respectively. The related benefit cost charged to expense amounted to Rp.8,791 million and Rp.11,685 million for the nine months period ended September 30, 2006 and 2007, respectively.
46.	POST-RETIREMENT HEALTH CARE BENEFITS

The Company provides a post-retirement health care plan for all of its employees hired before November 1, 1995 who have worked for the Company for 20 years or more when they retire, and to their eligible dependents. The requirement of working for over 20 or more years does not apply to employees who retired prior to June 3, 1995. However, the employees hired by the Company starting from November 1, 1995 will no longer be entitled to this plan. The plan is managed by Yayasan Kesehatan Pegawai Telkom (“YKPT”).

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
SEPTEMBER 30, 2006 AND 2007, AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
46. POST-RETIREMENT HEALTH CARE BENEFITS (continued)
The following table presents the change in projected benefit obligation, the change in plan assets, funded status of the plan and the net amount recognized in the Company’s balance sheets as of September 30, 2006 and 2007:

	2006	2007
Change in projected benefit obligation
Projected benefit obligation at beginning of the period	5,574,489	6,985,343
Service cost	80,635	84,877
Interest cost	454,180	543,028
Actuarial loss	378,549	111,711
Expected benefits paid	(103,925)	(134,633)
Impact from assumption changes	—	130,132

Projected benefit obligation at end of the period	6,383,928	7,720,458

Change in plan assets
Fair value of plan assets at beginning of the period	1,493,897	2,253,261
Expected return on plan assets	108,948	166,611
Employer contributions	570,046	780,000
Actuarial gain (loss)	—	(134,633)
Expected benefits paid	(103,925)	69,265

Fair value of plan assets at end of the period	2,068,966	3,134,504

Funded status	(4,314,962)	(4,585,954)
Unrecognized net actuarial loss	1,377,566	1,877,100

Accrued post-retirement health care benefit cost	(2,937,396)	(2,708,854)

The actual return on plan assets was Rp139,228 million and Rp272,503 million for the nine months period ended September 30, 2006 and 2007, respectively.
The components of net periodic post-retirement health care benefit cost are as follows:

	2006	2007
Service cost	80,635	84,877
Interest cost	454,180	543,028
Expected return on plan assets	(108,948)	(166,611)
Recognized actuarial loss	33,554	81,832

Net periodic post-retirement benefit cost	459,421	543,126
Amounts charged to KSO Units under contractual agreement	(9,907)	—

Total net periodic post-retirement health care benefits cost less amounts charged to KSO Units (Note 37)	449,514	543,126

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
SEPTEMBER 30, 2006 AND 2007, AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
46. POST-RETIREMENT HEALTH CARE BENEFITS (continued)
As of September 30, 2007, plan assets consisted mainly of Series B shares issued by the Company with fair values of Rp.55,770 million. As of September 30, 2007 plan assets included medium-term notes and bonds issued by the Company with fair values Rp.182,979 million and Rp.65,125, respectively.
The movement of the accrued post-retirement health care benefit cost during the nine months period ended September 30, 2006 and 2007 is as follows:

	2006	2007
Accrued post-retirement health care benefit cost at beginning of year	3,048,021	2,945,728
Net periodic post-retirement health care benefit cost less amounts charged to KSO Units (Note 37)	449,514	543,126
Amounts charged to KSO Units under contractual agreement	9,907	—
Employer contributions	(570,046)	(780,000)

Accrued post-retirement health care benefits cost at end of the year	2,937,396	2,708,854

The actuarial valuation for the post-retirement health care benefits dated September 30, 2006 and 2007 was performed based on the measurement date as of September 30, 2007 and December 31, 2005 with the reports prepared on October 8, 2007 and February 27, 2006 respectively, by PT Watson Wyatt Purbajaga, an independent actuary in association with Watson Wyatt Worldwide. The principal actuarial assumptions used by the independent actuary as of September 30, 2006 and 2007 are as follows:

	2006	2007
Discount rate	11%	10%
Expected long-term return on plan assets	8%	9%
Health care cost trend rate assumed for next year	9%	11%
Ultimate health care cost trend rate	9%	8%
Year that the rate reaches the ultimate trend rate	2006	2011
Assumed future health care cost trends have a significant effect on the amounts reported for the health care plan. A one-percentage-point change in the assumed future health care cost trend rates would have the following effects:

	1-percentage-	1-percentage-
	point increase	point decrease
Effect on total of service and interest cost components	45,889	(37,780)
Effect on post-retirement benefit obligation	1,493,111	(1,202,836)

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
SEPTEMBER 30, 2006 AND 2007, AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
47. RELATED PARTY INFORMATION
In the normal course of business, the Company and its subsidiaries entered into transactions with related parties. It is the Company’s policy that the pricing of these transactions be the same as those of arms-length transactions.
The following are significant agreements/transactions with related parties:
a.	Government of the Republic of Indonesia
i.	The Company obtained two-step loans from the Government of the Republic of Indonesia, the Company’s majority stockholder (Note 22).

Interest expense for two-step loans amounted to Rp.298,258 million and Rp.230,664 million for the nine months period ended 30 September 2006 and 2007, respectively, representing 34.6% and 21.55% of total interest expense for each period.

ii.	The Company and its subsidiaries pay concession fees for telecommunications services provided and radio frequency usage charges to the Ministry of Communications (formerly, Ministry of Tourism, Post and Telecommunications) of the Republic of Indonesia.

Concession fees amounted to Rp.363,340 million and Rp.417,078 million for the nine months period ended September 30, 2006 and 2007, respectively (Note 39), representing 1.8% and 1.6% of total operating expenses for each period. Radio frequency usage charges amounted to Rp.243,688 million and Rp.792,494 million for the nine months period ended September 30, 2006 and 2007, respectively (Note 39), representing 1.2% and 3.1% of total operating expenses for each period.

Telkomsel paid the upfront fee for the 3G license amounted to Rp.436,000 million and recognized as an intangible asset (Note 15).

iii.	Starting 2005, the Company and its subsidiaries pay Universal Service Obligation (“USO”) charges to the MoCI of the Republic of Indonesia pursuant to the MoCI Regulation No.15/PER/M.KOMINFO/9/2005 of September 30, 2005.

USO charges amounted to Rp.279,699 million and Rp.335,635 million for the nine months period ended, September 30, 2006 and 2007, respectively (Note 39), representing 1.4% and 1.3% of total operating expenses in 2006 and 2007, respectively.
b.	Commissioners and Directors Remuneration
i.	The Company and its subsidiaries provide honorarium and facilities to support the operational duties of the Board of Commissioners. The total of such benefits amounted to Rp.15,030 million and Rp.22,518 million for the nine months period ended September 30, 2006 and 2007, respectively, which reflect 0.1% of total operating expenses for each period.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
SEPTEMBER 30, 2006 AND 2007, AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
47. RELATED PARTY INFORMATION (continued)
b.	Commissioners and Directors Remuneration (continued)
ii.	The Company and its subsidiaries provide salaries and facilities to support the operational duties of the Board of Directors. The total of such benefits amounted to Rp.64,167 million and Rp.65,956 million for the nine months period ended September 30, 2006 and 2007, respectively, which reflect 0.3% of total operating expenses for each period.
c.	Indosat
Through December 19, 2002, the Government was the majority and controlling shareholder of Indosat and therefore, Indosat was under the same common control as the Company. Following the sale of the Government’s 41.94% ownership interest in Indosat on December 20, 2002, the Government’s ownership interest in Indosat was reduced to approximately 15%. The Company still considers Indosat as a related party because the Government can exert significant influence over the financial and operating policies of Indosat by virtue of its right to appoint one director and one commissioner of Indosat.
Following the merger of Indosat, PT Indosat Multimedia Mobile (“IM3”), Satelindo and PT Bimagraha Telekomindo on November 20, 2003, all rights and obligations arising from the agreements entered by the Company with IM3 and Satelindo were transferred to Indosat.
The Company has an agreement with Indosat for the provision of international telecommunications services to the public.
The principal matters covered by the agreement are as follows:
i.	The Company provides a local network for customers to make or receive international calls. Indosat provides the international network for the customers, except for certain border towns, as determined by the Director General of Post and Telecommunications of the Republic of Indonesia. The international telecommunications services include telephone, telex, telegram, package switched data network, television, teleprinter, Alternate Voice/Data Telecommunications (“AVD”), hotline and teleconferencing.

ii.	The Company and Indosat are responsible for their respective telecommunications facilities.

iii.	Customer billing and collection, except for leased lines and public phones located at the international gateways, are handled by the Company.

iv.	The Company receives compensation for the services provided in the first item above, based on the interconnection tariff determined by the Minister of Communications of the Republic of Indonesia.
The Company has also entered into an interconnection agreement between the Company’s fixed- line network and Indosat’s cellular network in connection with implementation of Indosat Multimedia Mobile services and the settlement of the related interconnection rights and obligations.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
SEPTEMBER 30, 2006 AND 2007, AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
47. RELATED PARTY INFORMATION (continued)
c.	Indosat (continued)
The Company also has an agreement with Indosat for the interconnection of Indosat’s GSM mobile cellular telecommunications network with the Company’s PSTN, enabling each party’s customer to make domestic calls between Indosat’s GSM mobile network and Telkom’s fixed line network and allowing Indosat’s mobile customer to access Telkom’s IDD service by dialing “007”.
The Company has been handling customer billings and collections for Indosat. Indosat is gradually taking over the activities and performing its own direct billing and collection. The Company receives compensation from Indosat computed at 1% of the collections made by the Company beginning January 1, 1995, plus the billing process expenses which are fixed at a certain amount per record.
On December 28, 2006, the Company and Indosat signed amendments to the interconnection agreements for the fixed line networks (local, long distance and international) and mobile network for the implementation of the cost-based tariff obligations under the MoCI Regulations No.8/2006 (Note 51). These amendments took effect on January 1, 2007.
Telkomsel also entered into an agreement with Indosat for the provision of international telecommunications services to its GSM mobile cellular customers. The principal matters covered by the agreement are as follows:
i.	Telkomsel’s GSM mobile cellular telecommunications network is connected to Indosat’s international gateway exchanges to make outgoing or receive incoming international calls through Indosat’s international gateway exchanges.

ii.	Telkomsel’s GSM mobile cellular telecommunications network is connected to Indosat’s mobile cellular telecommunications network, enabling Telkomsel’s cellular subscribers to make outgoing calls to or receive incoming calls from Indosat’s cellular subscribers.

iii.	Telkomsel receives as compensation for the interconnection, a specific percentage of Indosat’s revenues from the related services which are made through Indosat’s international gateway exchanges and mobile cellular telecommunications network.

iv.	Billings for calls made by Telkomsel’s customers are handled by Telkomsel. Telkomsel is obliged to pay Indosat’s share of revenue regardless whether billings to customers have been collected.

v.	The provision and installation of the necessary interconnection equipment is Telkomsel’s responsibility. Interconnection equipment installed by one of the parties in another party’s locations shall remain the property of the party installing such equipment. Expenses incurred in connection with the provision of equipment, installation and maintenance are borne by Telkomsel.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
SEPTEMBER 30, 2006 AND 2007, AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
47. RELATED PARTY INFORMATION (continued)
c.	Indosat (continued)
Pursuant to the expiration of the agreement between Telkomsel and Indosat with regard to the provision of international telecommunication services to GSM mobile cellular customers, in April 2004 Telkomsel and Indosat entered into an interim agreement. Under the terms of the interim agreement, Telkomsel receives 27% of the applicable tariff for outgoing international calls from Telkomsel subscribers and Rp.800 per minute for incoming international calls to Telkomsel subscribers. The interim agreement is effective from March 1, 2004 until such date that Telkomsel and Indosat have entered into a new agreement.
The Company and its subsidiaries earned revenue (were charged) net interconnection charges from Indosat of Rp.127,300 million and Rp.278,231 million for the nine months period ended 2006 and 2007, respectively, representing 0.34% of the total operating revenues for the nine months period ended 2006 and 1.09% of the total operating expenses for the nine months period ended 2007.
Telkomsel also has an agreement with Indosat on the usage of Indosat’s telecommunications facilities. The agreement, which was made in 1997 and is valid for eleven years, is subject to change based on an annual review and mutual agreement by both parties. The charges for the usage of the facilities amounted to Rp.13,266 million and Rp.9,077 million for the nine months period ended 2006, and 2007, respectively, representing 0.1% and 0.04% of the total operating expenses in each period, respectively.
Other agreements between Telkomsel and Indosat are as follows:
i.	Agreement on Construction and Maintenance for Jakarta-Surabaya Cable System (“J-S Cable System”).

On October 10, 1996, Telkomsel, Lintasarta, Satelindo and Indosat (the “Parties”) entered into an agreement on the construction and maintenance of the J-S Cable System. The Parties have formed a management committee which consists of a chairman and one representative from each of the Parties to direct the construction and operation of the cable system. The construction of the cable system was completed in 1998. In accordance with the agreement, Telkomsel shared 19.325% of the total construction cost. Operating and maintenance costs are shared based on an agreed formula.

Telkomsel’s share in operating and maintenance costs amounted to Rp.218 million and Rp.282 million for the nine months period ended September 30,2006 and 2007, respectively.

ii.	Indefeasible Right of Use Agreement

On September 21, 2000, Telkomsel entered into agreement with Indosat on the use of SEA — ME — WE 3 and tail link in Jakarta and Medan. In accordance with the agreement, Telkomsel was granted an indefeasible right to use certain capacity of the Link starting from September 21, 2000 until September 20, 2015 in return for an upfront payment of US$2.7 million. In addition to the upfront payment, Telkomsel is also charged annual operating and maintenance costs amounting to US$0.1 million.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
SEPTEMBER 30, 2006 AND 2007, AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
47. RELATED PARTY INFORMATION (continued)
c.	Indosat (continued)
In 1994, the Company transferred to Satelindo the right to use a parcel of Company-owned land located in Jakarta which had been previously leased to Telekomindo. Based on the transfer agreement, Satelindo is given the right to use the land for 30 years and can apply for the right to build properties thereon. The ownership of the land is retained by the Company. Satelindo agreed to pay Rp.43,023 million to the Company for the 30 years right. Satelindo paid Rp.17,210 million in 1994 and the remaining Rp.25,813 million was not paid because the Utilization Right (“Hak Pengelolaan Lahan”) on the land could not be delivered as provided in the transfer agreement. In 2000, the Company and Satelindo agreed on an alternative solution resulting in the payment being treated as a lease expense up to 2006. In 2001, Satelindo paid an additional amount of Rp.59,860 million as lease expense up to 2024. As of September 30, 2006 and 2007, the prepaid portion is shown in the consolidated balance sheets as “Advances from customers and suppliers”.
The Company provides leased lines to Indosat and its subsidiaries, namely Indosat Mega Media and Lintasarta. The leased lines can be used by those companies for telephone, telegraph, data, telex, facsimile or other telecommunication services. Revenue earned from these transactions amounted to Rp.123,433 million and Rp.134,865 million for the nine months period ended 2006 and 2007, respectively, representing 0.6% and 0.3% of total operating revenues for each period.
Lintasarta utilizes the Company’s satellite transponders or frequency channels. Revenue earned from these transactions amounted to Rp.4,583 million and Rp.7,593 million for the nine months period ended 2006 and 2007, respectively, representing less than 0.1% of total operating revenues for each period.
Telkomsel has an agreement with Lintasarta and PT Artajasa Pembayaran Elektronis (“Artajasa” which 39.8% shares owned by Indosat) for the usage of data communication network system. The charges from Lintasarta and Artajasa for the services amounted to Rp.26,091 million and Rp.23,580 million for the nine months period ended September 30, 2006 and 2007, respectively, representing 0.1% of total operating expenses for each period.
d.	Others
Transactions with all stated owned enterprises are considered as related parties’ transactions:
(i)	The Company provides telecommunication services to substantially all Government agencies in Indonesia which the transaction is treated as well as the transaction with third parties customers.

(ii)	The Company has entered into agreements with Government agencies and associated companies, namely CSM, Patrakom and KSO VII (for the period January - March 2006), for utilization of the Company’s satellite transponders or frequency channels. Revenue earned from these transactions amounted to Rp.64,833 million and Rp.82,508 million for the nine months period ended 2006 and 2007, respectively, representing 0.3% and 0.2% of total operating revenues for each period.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
SEPTEMBER 30, 2006 AND 2007, AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
47. RELATED PARTY INFORMATION (continued)
d.	Others (continued)
(iii)	The Company provides leased lines to associated companies, namely CSM, Patrakom and PSN. The leased lines can be used by the associated companies for telephone, telegraph, data, telex, facsimile or other telecommunications services. Revenue earned from these transactions amounted to Rp.32,350 million and Rp.46,682 million for the nine months period ended 2006 and 2007, respectively, representing 0.2% and 0.1% of the total operating revenues for each period.

(iv)	The Company purchases property and equipment including construction and installation services from a number of related parties. These related parties include PT Industri Telekomunikasi Indonesia (“PT INTI”) and Koperasi Pegawai Telkom. Total purchases made from these related parties amounted to Rp.73,868 million and Rp.89,047 million for the nine months period ended September 30, 2006 and 2007, respectively, representing 0.6% and 0.7% of the total fixed asset purchased in 2006 and 2007, respectively.

(v)	PT INTI is also a major contractor and supplier of equipment, including construction and installation services for Telkomsel. Total purchases from PT INTI amounted to Rp.54,176 million and Rp.83,544 million, respectively, representing 0.5% and 0.7% of the total fixed assets purchased for the nine months period ended September 30, 2006, and 2007, respectively.

(vi)	Telkomsel has an agreement with PSN for the lease of PSN’s transmission link. Based on the agreement, which was made on March 14, 2001, the minimum lease period is 2 years since the operation of the transmission link and is extendable subject to agreement by both parties. The lease charges amounted to Rp.43,528 million and Rp.109,692 million for the nine months period ended, September 30, 2006 and 2007, respectively, representing 0.2% and 0.4% of the total operating expenses for each period.

(vii)	The Company and its subsidiaries carry insurance on their property, plant and equipment against property losses, inventory and on employees’ social security obtained from PT Asuransi Jasa Indonesia, PT Asuransi Tenaga Kerja and PT Persero Asuransi Jiwasraya, which are state-owned insurance companies. Insurance premiums charged amounted to Rp.98,486 million and Rp.210,199 million representing 0.5% and 0.8% of total operating expenses for the nine months period ended September 30, 2006 and 2007, respectively.

(viii)	The Company and its subsidiaries maintain current accounts and time deposits in several state-owned banks. In addition, some of those banks are appointed as collecting agents for the Company. Total placements in form of current accounts and time deposits, and mutual funds in state-owned banks amounted to Rp.5,463,272 million and Rp.3,026,901 million as of September 30, 2006 and 2007, respectively, representing 7.9% and 3.9% of the total assets as of September 30, 2006 and 2007, respectively. Interest income recognized during the nine months period ended September 30, 2006 and 2007 were Rp.288,157 million and Rp.206,188 million representing 64.3% and 55% of total interest income for the nine months period ended September 30, 2006 and 2007, respectively.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
SEPTEMBER 30, 2006 AND 2007, AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
47. RELATED PARTY INFORMATION (continued)
d.	Others (continued)
(ix)	The Company’s subsidiaries have loans from state-owned banks. Interest expense on the loans for the nine months period ended September 30, 2006 and 2007 amounted to Rp.778 million and Rp.157,008 million, respectively, representing 0.1% and 14.7% of the total interest expense for each period.

(x)	The Company leases buildings, purchases materials and construction services, and utilizes maintenance and cleaning services from Dana Pensiun Telkom, Koperasi Pegawai Telkom (“Kopegtel”) and PT Sandhy Putra Makmur, a subsidiary of Yayasan Sandikara Putra Telkom — a foundation managed by Dharma Wanita Telkom. Total charges from these transactions amounted to Rp.242,910 million and Rp.306,207 million for nine months period ended, September 30, 2006 and 2007, respectively, representing 1.2% of the total operating expenses for each period.

(xi)	The Company and its subsidiaries earned (were charged for) interconnection revenues from PSN, with a total of Rp.6,900 million and Rp.1.071 million for the nine months period ended September 30, 2006 and 2007, respectively, representing 0.04% and 0.002% of the total operating revenues for each period.

(xii)	In addition to revenues earned under the KSO Agreement (Note 49), the Company also earned income from building rental, repairs and maintenance services and training services provided to the KSO Units, amounting to Rp.14,549 million for nine months period ended, September 30, 2006, representing 0.04% of the total operating revenues for the period.

(xiii)	The Company has revenue-sharing arrangements with Kopegtel. Kopegtel’s share in the revenues from these arrangements amounted to Rp.22,242 million and Rp.16,058 million for the nine months periode ended September 30, 2006 and 2007, respectively, representing 0.06% and 0.04% of the total operating revenues for each period.

(xiv)	Telkomsel has operating lease agreements with Patrakom and CSM for the usage of their transmission link for a period of 3 years, subject to extensions. The lease charges amounted to Rp.138,270 million and Rp.154,749 million for the nine months period ended September 30, 2006 and 2007, respectively, representing 0.7% and 0.6% of the total operating expenses for the nine months period ended, September 30, 2006 and 2007, respectively.

(xv)	Kisel is a cooperative that was established by Telkomsel’s employees to engage in car rental services, printing and distribution of customer bills, collection and other services principally for the benefit of Telkomsel. For these services, Kisel charged Telkomsel Rp.103,566 million and Rp.330,761 million for the nine months period ended, September 30, 2006 and 2007, respectively. Telkomsel also has dealership agreements with Kisel for distribution of SIM cards and pulse reload vouchers. Total SIM cards and pulse reload vouchers which were sold to Kisel amounted to Rp.1,169,343 million and Rp.1,273,763 million for the nine months period ended,September 30, 2006 and 2007, respectively.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
SEPTEMBER 30, 2006 AND 2007, AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
47.	RELATED PARTY INFORMATION (continued)
d.	Others (continued)
(xvi)	Infomedia provides electronic media and call center services to KSO Unit VII (for the years 2004 and 2005, and for the period January – September 2006) based on an agreement dated March 4, 2003. Revenue earned from these transactions in 2006 amounted to Rp.6,874 million representing 0.02% of total operating revenues in 2006.

(xvii)	Telkomsel has procurement agreements with PT Graha Informatika Nusantara, a subsidiary of Dana Pensiun Telkom for installation and maintenance of equipment. Total procurement for installations of equipment amounted to Rp.91,167 million and Rp.123,494 million for the nine months period ended 2006 and 2007, respectively, representing 0.80% and 1.02%of total operating expenses for the nine months period ended 2006 and 2007, respectively, and for maintenance of equipment amounted to Rp.30,824 million and Rp.29,021 million for the nine months period ended 2006 and 2007, respectively, representing 0.08% and 0.11% and of total operating expenses for the nine months period ended September 30, 2006 and 2007, respectively.
Presented below are balances of accounts with related parties:

	2006		2007
		% of		% of
	Amount	Total Assets	Amount	Total Assets
a. Cash and cash equivalents (Note 6)	5,463,272	7.99	2,748,165	3.58

b. Temporary investments	—	—	177,879	0.23

c. Trade receivables, net (Note 7)	695,501	1.02	567,612	0.74

d. Other receivables

KSO Units	87,427	0.13	—	—
State-owned banks (interest)	—	—	11,154	0.02
Government agencies	—	—	2,010	0.01
Other	12,246	0.02	9,801	0.01

Total	99,673	0.15	22,965	0.04

e. Prepaid expenses (Note 9)	28,389	0.04	24,522	0.03

f. Other current assets (Note 10)	3,275	0.00	8,460	0.01

g. Advances and other non-current assets (Note 14)

Bank Mandiri	2,680	0.00	92,279	0.12
Peruri	813	0.00	813	0.01
PT Asuransi Jasa Indonesia	2,670	0.00	—	—

Total	6,163	0.00	93,092	0.13

h. Escrow accounts (Note 16)	6,446	0.01	118	0.00

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
SEPTEMBER 30, 2006 AND 2007, AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
47.	RELATED PARTY INFORMATION (continued)
d.	Others (continued)

	2006		2007
		% of Total		% of Total
	Amount	Liabilities	Amount	Liabilities
i. Trade payables (Note 17)
Government agencies	725,013	2.15	1,294,944	3.53
KSO Units	71,431	0.21	—	—
Indosat	32,425	0.10	56,919	0.16
Koperasi Pegawai Telkom	42,241	0.13	69,832	0.19
PSN	57	0.01	1,473	0.01
Others	93,009	0.28	197,921	0.54

Total	964,176	2.88	1,621,089	4.43

j. Accrued expenses (Note 18)
Government agencies and state-owned banks	111,743	0.33	83,893	0.23
Employees	673,738	2.00	858,307	2.34
PT Asuransi Jasa Indonesia	2,038	0.01	—	—
Others	—	—	—	—

Total	787,519	2.34	942,200	2.57

k. Short-term bank loans (Note 20)
Bank Mandiri	350,000	1.00	200,000	0.54
Bank Negara Indonesia	300,000	0.93	500,000	1.36

Total	650,000	1.93	700,000	1.90

l. Two-step loans (Note 22)	4,681,815	13.91	4,179,002	11.39

m. Accrued long service awards (Note 45)	558,750	1.66	246,583	0.67

n. Accrued post-retirement health care benefits (Note 46)	2,937,396	8.73	2,708,854	7.38

o. Long-term bank loans (Note 24)
Bank Mandiri	1,250,000	3.71	1,270,000	3.46
Bank Negara Indonesia	—	—	680,000	1.85
Bank Rakyat Indonesia	—	—	400,000	1.09

Jumlah	1,250,000	3.71	2,350,000	6.40

48.	SEGMENT INFORMATION

The Company and its subsidiaries have three main business segments operated in Indonesia: fixed wireline, fixed wireless and cellular. The fixed wireline segment provides local, domestic long-distance and international (starting 2004) telephone services, and other telecommunications services (including among others, leased lines, telex, transponder, satellite and Very Small Aperture Terminal-VSAT) as well as ancillary services. The fixed wireless segment provides CDMA-based telecommunication services which offer customers the ability to use a wireless handset with limited mobility (within a local code area). The cellular segment provides basic telecommunication services, particularly mobile cellular telecommunication services. Operating segments that do not individually represent more than 10% of the Company’s revenues are presented as “Other” comprising the telephone directories and building management businesses.

Segment revenues and expenses include transactions between business segments and are accounted for at prices that management believes represent market prices.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
SEPTEMBER 30, 2006 AND 2007, AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
48.	SEGMENT INFORMATION (continued)

	2006
	Fixed	Fixed			Total Before		Total
	Wireline	Wireless	Cellular	Other	Elimination	Elimination	Consolidated
Segment results
External operating revenues	15,103,168	1,751,589	20,090,625	254,562	37,199,944	—	37,199,944
Inter-segment operating revenues	376,359	(215,979)	766,529	90,075	1,016,984	(1,016,984)	—

Segment revenue	15,479,527	1,535,610	20,857,154	344,637	38,216,928	(1,016,984)	37,199,944

Segment expense	(10,958,128)	(1,010,116)	(8,896,922)	(268,632)	(21,133,798)	1,116,738	(20,017,060)

Segment result	4,521,399	525,494	11,960,232	76,005	17,083,130	99,754	17,182,884

Interest expense							(862,038)
Interest income							448,337
Loss on foreign exchange — net							677,754
Other income (expenses) — net							117,923
Tax expense							(5,387,012)
Equity in net income of associated companies							(184)
Income before minority interest							12,177,664
Unallocated minority interest							(2,955,193)

Net income							9,222,471

Other information
Segment assets	31,778,720	5,805,314	32,267,789	508,712	70,360,535	(2,109,767)	68,250,768
Investments in associates	15,052,869	—	9,290	—	15,062,159	(14,960,966)	101,193
Total consolidated assets							68,351,961

Total consolidated liabilities							(33,647,490)

Capital expenditures	(3,193,945)	(88,437)	(7,910,012)	(19,137)	(11,211,531)	—	(11,211,531)

Depreciation and amortization	(3,179,969)	(336,962)	(3,110,849)	(25,321)	(6,653,101)	7,437	(6,645,664)

Amortization of goodwill and other intangible assets	(681,520)	—	(29,067)	—	(710,587)	—	(710,587)

Other non-cash expenses	(241,578)	—	(100,387)	(2,598)	(344,563)	—	(344,563)

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
SEPTEMBER 30, 2006 AND 2007, AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
48.	SEGMENT INFORMATION (continued)

	2007
	Fixed	Fixed			Total Before		Total
	Wireline	Wireless	Cellular	Other	Elimination	Elimination	Consolidated
Segment results
External operating revenues	16,294,707	2,542,398	26,056,376	393,922	45,287,403	—	45,287,403
Inter-segment operating revenues	2,001,084	174,784	1,605,129	91,908	3,872,905	(3,872,905)	—

Segment revenues	18,295,791	2,717,182	27,661,505	485,830	49,160,308	(3,872,905)	45,287,403

External operating expenses	(12,849,992)	(1,013,898)	(11,092,174)	(434,770)	(25,390,834)	—	(25,390,834)
Inter-segment operating expenses	(1,320,017)	(371,296)	(2,324,445)	(17,768)	(4,033,526)	4,033,526	—

Segment expenses	(14,170,009)	(1,385,194)	(13,416,619)	(452,538)	(29,424,360)	4,033,526	(25,390,834)

Segment result	4,125,782	1,331,988	14,244,886	33,292	19,735,948	160,621	19,896,569

Interest expense							(1,070,206)
Interest income							378,215
Gain (loss) on foreign exchange — net							(113,642)
Other income (expenses) — net							61,195
Tax expense							(5,921,719)
Equity in net income (loss) of associated companies							6,919

Income before minority interest							13,237,331
Unallocated minority interest							(3,418,276)

Net income							9,819,055

Other information
Segment assets	29,677,581	7,409,661	44,239,242	579,944	81,906,428	(5,223,394)	76,683,034
Investments in associates	87,180	—	14,744	—	101,924		101,924

Total consolidated assets							76,784,958

Total consolidated liabilities	(19,104,746)	(1,564,828)	(20,983,806)	(274,407)	(41,927,787)	5,223,394	(36,704,393)

Capital expenditures	(1,084,035)	(170,601)	(9,691,381)	(64,747)	(11,010,764)	—	(11,010,764)

Depreciation and amortization	(2,636,178)	(146,936)	(4,222,177)	(37,757)	(7,043,048)	7,126	(7,035,922)

Amortization of goodwill and other intangible assets	(751,969)	—	(35,036)	—	(787,005)	—	(787,005)

Other non-cash expenses	(307,552)	—	(67,931)	(2,554)	(378,037)	—	(378,037)

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
SEPTEMBER 30, 2006 AND 2007, AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
49.	JOINT OPERATION SCHEMES (“KSO”)

In 1995, the Company and five investors (PT Pramindo Ikat Nusantara, PT AriaWest International, PT Mitra Global Telekomunikasi Indonesia, PT Dayamitra Telekomunikasi and PT Bukaka Singtel International) entered into agreements for Joint Operation Schemes (“KSO”) and KSO construction agreements for the provision of telecommunication facilities and services for the Sixth Five-Year Development Plan (“Repelita VI”) of the Republic of Indonesia. The five investors undertook the development and operation of the basic fixed telecommunications facilities and services in five of the Company’s seven regional divisions.

Following the Indonesian economics crisis that began in mid-1997, certain KSO investors experienced difficulties in fulfilling their commitment under the KSO agreements. As remedial measures instituted by both the Company and those KSO investors did not fully remedy this situation, the Company acquired those KSO investors (Dayamitra in 2001, Pramindo in 2002 and AWI in 2003) and currently controls the related KSOs through its ownership of such KSO investors. The Company acquired full operational control of the KSO IV operation in January 2004 (Note 5a) and KSO VII operations in October 2006 (Note 5b). Accordingly, the revenue sharing percentage in those KSOs is no longer relevant as the financial statements of the acquired KSO investors and the related KSOs are consolidated into the Company’s financial statements since the date of acquisition.

50.	REVENUE SHARING ARRANGEMENTS

The Company has entered into separate agreements with several investors under Revenue-Sharing Arrangements (“RSA”) to develop fixed lines, public card-phone booths (including their maintenance), data and internet network and related supporting telecommunications facilities.

As of September 30, 2007, the Company has 68 RSA with 53 partners. The RSA are located mainly in Palembang, Pekanbaru, Jakarta, East Java, Kalimantan, Makassar, Pare-pare, Manado, Denpasar, Mataram and Kupang with concession periods ranging from 24 to 176 months.

Under the RSA, the investors finance the costs incurred in developing telecommunications facilities. Upon completion of the construction, the Company manages and operates the facilities and bears the cost of repairs and maintenance during the revenue-sharing period. The investors legally retain the rights to the property, plant and equipment constructed by them during the RSA periods. At the end of each the RSA period, the investors transfer the ownership of the facilities to the Company at a nominal price.

Generally, the revenues earned from the customers in the form of line installation charges are allocated in full to the investors. The revenues from outgoing telephone pulses and monthly subscription charges are shared between the investors and the Company based on certain agreed ratio.

The net book value of property, plant and equipment under RSA which have been transferred to property, plant and equipment amounted to Rp.1,861 million and Rp.91,393 million on September 30, 2006 and 2007, respectively (Note 13).

The investors’ share of revenues amounted to Rp.321,306 million in 2007, respectively.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
SEPTEMBER 30, 2006 AND 2007, AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
51.	TELECOMMUNICATIONS SERVICES TARIFFS

Under Law No. 36 year 1999 and Government Regulation No. 52 year 2000, tariffs for the use of telecommunications network and telecommunication services are determined by providers based on the tariffs category, structure and with respect to telecommunication services price cap formula set by the Government.

Fixed Line Telephone Tariffs

Fixed line telephone tariffs are imposed for network access and usage. Access charges consist of a one-time installation charge and a monthly subscription charge. Usage charges are measured in pulses or minute and classified as either local or domestic long-distance. The tariffs depend on call distance, call duration, the time of day, the day of the week and holidays.

Tariffs for fixed line telephone are regulated under Minister of Communications Decree No. KM.12 year 2002 dated January 29, 2002 concerning the addendum of the decree of Minister of Tourism, Post and Telecommunication (“MTPT”) No. 79 year 1995, concerning the Method for Basic Tariff Adjustment on Domestic Fixed Line Telecommunication Services. Furthermore, the Minister of Communications issued Letter No. PK 304/1/3 PHB-2002 dated January 29, 2002 concerning increase in tariffs for fixed line telecommunications services. According to the letter, tariffs for fixed line domestic calls would increase by 45.49% over three years. The average increase in 2002 was 15%. This increase was effective on February 1, 2002. The implementation of the planned increase in the tariff in 2003, however, was postponed by the Minister of Communications through letter No. PR.304/1/1/PHB-2003 dated January 16, 2003.

Based on the Announcement No. PM.2 year 2004 of the Minister of Communications dated March 30, 2004, the Company adjusted the tariffs effective April 1, 2004 as follows:
•	Local charges increased by an average of 28%

•	Direct long distance charges decreased by an average of 10%

•	Monthly subscription charges increased by an average of 12% to 25%, depending on customer’s segment.
For the subsequent tariff establishment, the Government has issued initial tariff formula and adjustment tariff which are stipulated in Minister Decree No.09/Per/M.KOMINFO/02/2006 concerning Procedure for Initial Tariff Establishment and Tariff Change for Basic Telephone Service Through Fixed Line dated February 8, 2006, replacing Minister of Communications Decree No. KM. 12 year 2002 on January 29, 2002 regarding the addendum of the decree of Minister of Tourism, Post and Telecommunication (“MTPT”) No. 79 year 1995 concerning Method for Basic Tariff Adjustment on Domestic Fixed Line Telecommunication Services.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
SEPTEMBER 30, 2006 AND 2007, AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
51.	TELECOMMUNICATIONS SERVICES TARIFFS (continued)

Mobile Cellular Telephone Tariffs

Tariffs for cellular providers are set on the basis of the MTPT Decree No. KM.27/PR.301/MPPT-98 dated February 23, 1998. Under the regulation, the cellular tariffs consist of activation fees, monthly charges and usage charges.

The maximum tariff for the activation fee is Rp.200,000 per new subscriber number. The maximum tariff for the monthly charges is Rp.65,000. Usage charges consist of the following:
a.	Airtime

The maximum basic airtime tariff charged to the originating cellular subscriber is Rp.325/minute. Charges to the originating cellular subscriber are calculated as follows:

1. Cellular to cellular	:	2 times airtime rate
2. Cellular to PSTN	:	1 time airtime rate
3. PSTN to cellular	:	1 time airtime rate
4. Card phone to cellular	:	1 time airtime rate plus 41% surcharge
b.	Usage tariffs
1.	Usage local tariffs charged to a cellular subscriber who makes a call to a fixed line (“PSTN”). For the use of network, the tariffs per minute are computed at 50% of the prevailing local PSTN tariffs.

2.	The long-distance usage tariffs between two different service areas charged to a cellular subscriber are the same as the prevailing tariffs for domestic long-distance call (“SLJJ”) applied to PSTN subscribers.
Based on the Decree No. KM. 79 year 1998 of the Ministry of Communications, the maximum tariff for prepaid customers may not exceed 140% of the peak time tariffs for post-paid subscribers.
Based on the Announcement No. PM.2 year 2004 of the Minister of Communications dated March 30, 2004, Telkomsel adjusted its tariffs by eliminating the tariff subsidy from long-distance calls. This resulted in a 9% tariff increase.
For the subsequent tariff setting, the Government has issued calculation formula for tariff change on basic telephone service through mobile cellular network which is stipulated in Minister Decree No. 12/Per/M.KOMINFO/02/2006 concerning Procedure for Tariff Change Establishment for Basic Telephone Service Through Mobile Cellular Network dated February 28, 2006, replacing Minister of Communications Decree No. KM.12 year 2002 on January 29, 2002 regarding the addendum of the decree of Minister of Tourism, Post and Telecommunication No. KM.27/PR.301/MPPT-98 date February 23, 1998 concerning Mobile Cellular Telephone Line Tariff.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
SEPTEMBER 30, 2006 AND 2007, AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
51.	TELECOMMUNICATIONS SERVICES TARIFFS (continued)

Mobile Cellular Telephone Tariffs (continued)
b.	Usage tariffs (continued)

Due to the commencing of Minister Decree No. 12/Per/M.KOMINFO/02/2006 concerning the interconnection charges thereby implemented after Minister Decree No. 08/Per/M.KOMINFO/02/2006 concerning Interconnection.
Interconnection Tariffs
The Government establishes the percentage of tariffs to be received by each operator in respect of calls that transit multiple networks. The Telecommunications Law and Government Regulation No. 52 of 2000 provides for the implementation of a new policy to replace the current revenue sharing policy. Under the new policy the operator of the network on which calls terminate would determine the interconnection charge to be received by it based on a formula to be mandated by the Government, which would be intended to have the effect of requiring that operators charge for calls based on the costs of carrying such calls. On March 11, 2004, the MoCI issued Decree No. 32/2004, which stated that cost-based interconnection fees shall be applicable beginning January 1, 2005. The effective date of this decree was subsequently postponed until January 1, 2007 based on the Ministry Regulation No. 08/Per/M.KOMINF/02/2006 dated February 8, 2006. On December 28, 2006 the Company and all network operators signed amendments to their interconnection agreements for its fixed line networks (local, domestic long distance and international) and mobile network for the implementation of the cost-based tariff obligations under the MoCI Regulations No. 08/Per/M.KOMINFO/02/2006. These amendments took effect on January 1, 2007.
Based on Indonesian Telecommunications Regulatory Body (“BRTI”) Letters No. 273/BRTI/XII/2006 dated December 6, 2006 about Reference Interconnection Offer (“RIO”) of the Company and No. 297/BRTI/XII/2006 dated December 21, 2006 about Implementation of Cost Based Interconnection, Director General of Posts and Telecommunications, as Head of BRTI, affirmed implementation of RIO of the Company as approved in Decree No. 279/DIRJEN/2006 dated August 4, 2006.
Implementation of the Company’s interconnection tariff starting January 1, 2007 based on Director General of Posts and Telecommunications Decree No. 279/DIRJEN/2006 dated August 4, 2007 are as follows:
Fixed line
1.	Local termination from fixed line (local call) service tariff is Rp.73/minute.

2.	Local termination from fixed line (long distance call) service tariff is Rp.174/minute.

3.	Long distance termination from fixed line service tariff is Rp.569/minute.

4.	Long termination from celular mobile network service tariff is Rp.152/minute.

5.	Long distance termination from celular mobile network service tariff is Rp.850/minute.

6.	Domestic termination from satelite mobil network service tariff is Rp.564/minute.

7.	Domestic termination from international network service tariff is Rp.549/minute.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
SEPTEMBER 30, 2006 AND 2007, AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
51.	TELECOMMUNICATIONS SERVICES TARIFFS (continued)

Interconnection Tariffs (continued)

Fixed line (continued)
8.	International origination to international network service tariff is Rp.549/minute.

9.	Local transit service tariff is Rp.92/minute.

10.	Long distance transit service tariff is Rp.336/minute.

11.	International transit service tariff is Rp.355/minute.
Cellular
1.	Local termination from fixed line service tariff is Rp.361/minute.

2.	Long termination from fixed line service tariff is Rp.471/minute.

3.	Local termination from cellular network service tariff is Rp.449/minute.

4.	Long termination from cellular network service tariff is Rp.622/minute.

5.	Local termination from satellite network service tariff is Rp.574/minute

6.	Long termination from satellite network service tariff is Rp.851/minute.

7.	Local termination from long distance network service tariff is Rp.361/minute.

8.	Long termination from long distance network service tariff is Rp.471/minute.

9.	International termination from international network service tariff is Rp.510/minute.

10.	Local origination to long distance network service tariff is Rp.361/minute.

11.	Long distance origination to long distance network service tariff is Rp.471/minute.

12.	International origination to international network service tariff is Rp.510/minute.
VoIP Interconnection Tariff
Previously, Minister of Communications Decree No. KM.23/2002 provided that access charges and network lease charges for the provision of VoIP services were to be agreed between network operators and VoIP operators. On March 11, 2004, the Minister of Communications issued Decree No. 31/2004, which stated that interconnection charges for VoIP are to be fixed by the Minister of Communications. Currently, the Minister of Communications has not yet determined what the new VoIP interconnection charges will be. Until such time as the new charges are fixed, the Company will continue to receive connection fees for calls that originate or terminate on the Company’s fixed line network at agreed fixed amount per minute.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
SEPTEMBER 30, 2006 AND 2007, AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
51.	TELECOMMUNICATIONS SERVICES TARIFFS (continued)

Public Phone Kiosk (“Wartel”) Tariff

On August 7, 2002, the Minister of Communications issued Decree No. KM. 46 year 2002 regarding the operation of phone kiosks. The decree provides that the Company is entitled to retain a maximum of 70% of the phone kiosk basic tariffs for domestic calls and up to 92% of phone kiosk basic tariffs for international calls. It also provides that the airtime from the cellular operators shall generate at a minimum 10% of the kiosk phones’ revenue.

The Government issued Ministry Regulation No. PM.05/Per/M.KOMINFO/I/2006 dated January 30, 2006 about Public Phone Kiosk Operation which replace the Minister of Communications Decree no. KM.46 year 2002. There are no tariff differences between both decrees. This regulation is effective upon its issuance date.

Tariff for Other Services

The tariffs for satellite rental, and other telephony and multimedia services are determined by the service provider by taking into account the expenditures and market price. The Government only determines the tariff formula for basic telephony services. There is no stipulation for the tariff of other services.

Universal Service Obligation (“USO”)

On September 30, 2005, the MoCI issued Regulation No. 15/PER/M.KOMINFO/9/2005, which sets forth the basic policies underlying the USO program and requires telecommunications operators in Indonesia to contribute 0.75% of gross revenues (with due consideration for bad debt and interconnection charges) for USO development.

52.	COMMITMENTS
a.	Capital Expenditures

As of September 30, 2007, the amount of capital expenditures committed under contractual arrangements, principally relating to procurement and installation of switching equipment, transmission equipment and cable network, are as follows:

	Amounts in
	Foreign Currencies	Equivalent
Currencies	(in millions)	in Rupiah
Rupiah	—	6,670,557
U.S. Dollar	303	2,767,624
Euro	56	726,386
Total		10,164,567

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
SEPTEMBER 30, 2006 AND 2007, AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
52.	COMMITMENTS (continued)
a.	Capital Expenditures (continued)

The above balance includes the following significant agreements:
(i)	Procurement Agreements

In August 2004, Telkomsel entered into the following agreements with Motorola Inc and PT Motorola Indonesia, Ericsson AB and PT Ericsson Indonesia, Nokia Corporation and PT Nokia Network, and Siemens AG, for the maintenance and procurement of equipment and related services, involving:
•	Joint Planning and Process Agreement

•	Equipment Supply Agreement (“ESA”)

•	Technical Service Agreement (“TSA”)

•	Site Acquisition and Civil, Mechanical and Engineering Agreement (“SITAC” and “CME”)
The agreements contain lists of charges to be used in determining the fees payable by Telkomsel for all equipment and related services to be procured during the roll-out period, upon the issuance of Purchase Order (“PO”).
The agreements are valid and effective as of the execution date by the respective parties for a period of three years, provided that the suppliers are able to meet requirements set out in each PO. In the event that the suppliers fail to meet those requirements, Telkomsel may terminate the agreements at its sole discretion with a prior written notice.
In accordance with the agreements, the parties also agreed that the charges specified in the price list would apply to equipment and services (ESA and TSA) and services (SITAC and CME) acquired from the suppliers between May 26, 2004 and the effective date, except for those acquired from Siemens under TSA relating to equipment and the maintenance of Telkomsel’s Switching Sub System (“SSS”) and Base Station Subsystem (“BSS”) that were acquired between July 1, 2004 and the effective date. Prices are subject to quarterly review.
Subsequently, for the purpose of providing telecommunications services with 3G technology, in September and October 2006, Telkomsel entered into agreements with Nokia Corporation and PT Nokia Network, Ericsson AB and PT Ericsson Indonesia, and Siemens Network GmbH and Co.KG, for network contsruction (Roll-out Agreement) and PT Nokia Network, Ericsson Indonesia; and Siemens Network GmbH and Co.KG for network operations and maintenance (Managed Operations Agreement and Technical Support Agreement). The agreements are valid and effective as of the execution date by the respective parties (the effective date) until the later of December 31, 2008 and the date on which the last PO terminates under the agreement or expires in respect of any PO issued prior to December 31, 2008 providing that the supplier are able to meet requirements set out in each PO.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
SEPTEMBER 30, 2006 AND 2007, AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
52.	COMMITMENTS (continued)
a.	Capital Expenditures (continued)
(ii)	Metro Junction and Optical Network Access Agreement for Regional Division III with PT INTI

On November 12, 2003 which then amended on November 27, 2006, the Company entered into an agreement with PT INTI for the construction and procurement of optical network, as well as a network management system and other related services and equipment, for Regional Division III (West Java) amounting to US$3.2 million and Rp.130,293 million. As of September 30, 2007, total purchase commitment amounting Rp.58,575 million.

(iii)	Ring JASUKA Backbone with NEC-Siemens Consortium

On June 10, 2005, the Company entered into an agreement with NEC-Siemens Consortium for the procurement and installation of an optical cable transmission of RING I (link Jakarta – Tanjung Pandan – Pontianak – Batam – Dumai – Pekanbaru – Palembang – Jakarta) and RING II (link Medan – Padang – Pekanbaru – Medan). The agreement has been amended several times and the total contract based on the latest amendment dated 7 February 2007 amounting to US$45 million and Rp.156,855 million. This agreement is based on a turnkey arrangement. As of September 30, 2007, total purchase commitment amounting Rp.2,444 million.

(iv)	Expansion NSS, BSS and PDN FWA CDMA System Project in Regional Division I and IV with Huawei Consortium

On January 6, 2006, the Company entered into a Partnership Agreement with Huawei Consortium for FWA CDMA expansion Project NSS, BSS and PDN system in Regional Division I and IV amounting to US$27.7 million and Rp.150,234 million for period 3 years (2006-2008) with option of 2 years extension (2009-2010) amounting to US$12.3 million and Rp.39,972 million. Huawei consortium will provide service and maintenance support that it constructs, pursuant to a Service Level Agreement, for period of 3 years (2006-2008) in return for a consideration of Rp.10,450 million. As of September 30, 2007, total purchase commitment amounting US$40 million and Rp.190,206 million.

(v)	CDMA 2000 1X in Regional Division V with PT Samsung Telecommunication Indonesia

On June 8, 2006, which was amended on August 1, 2006 and later on December 18, 2006, the Company entered into an agreement with PT Samsung Telecommunication Indonesia for Procurement and Installation of CDMA 2000 IX in Regional Division V (East Java) amounting to US$8.4 million plus Rp.12,008 million. As of September 30, 2007, total purchase commitment amounting US$0.8 million and Rp.12,008 million.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
SEPTEMBER 30, 2006 AND 2007, AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
52.	COMMITMENTS (continued)
a.	Capital Expenditures (continued)
(vi)	PSTN Interface Expansion and Enhancement in 114 locations with PT Siemens Indonesia

On September 27, 2006, the Company entered into a procurement and installation agreement with PT Siemens Indonesia for the PSTN Interface Expansion and Enhancement in 114 locations amounting to Rp.229,900 million. The payment will be made based on the completion in each location which is 100% of lump-sum price for the location. As of September 30, 2007, total purchase commitment amounting Rp.187,144 million.

(vii)	Expansion NSS, BSS and PDN FWA CDMA System Project in Regional Division V with Samsung Consortium

On October 13, 2006, the Company entered into a procurement and installation agreement with Samsung Consortium for Expansion NSS, BSS and PDN FWA CDMA System Project in Regional Division V (East Java) amounting to US$59.9 million plus Rp.94,759 million. Samsung Consortium will provide service and maintenance support that it constructs, pursuant to a Service Level Agreement for period 3 years (2006-2008) in return for a consideration of Rp.29,998 million. As of September 30, 2007, total purchase commitment amounting US$59.9 million and Rp.124,757 million.

(viii)	Expansion NSS, BSS and PDN System Project in Regional Division VI with ZTE Consortium

On November 28, 2006, the Company entered into a procurement and installation agreement with ZTE Consortium for Expansion NSS, BSS and PDN System Project in Regional Division VI (Kalimantan) amounting to US$22.5 million plus Rp.57,168 million. ZTE Consortium will provide service and maintenance support that it constructs, pursuant to a Service Level Agreement, for period 3 years (2006-2008) in return for a consideration of Rp.8,925 million. As of September 30, 2007, total purchase commitment amounting US$22.5 million and Rp.66,093 million.

(ix)	Optical Access Network (“OAN”) Project Batch III in Regional Division IV with Huawei Consortium

On November 30, 2006, the Company entered into a procurement and installation agreement with Huawei Consortium for Optical Access Network (OAN) Project Batch III in Regional Division IV (Central Java and Daerah Istimewa Yogyakarta) amounting to US$3.2 million plus Rp.64,776 million. As of September 30, 2007, total purchase commitment amounting US$3.2 million and Rp.64,776 million.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
SEPTEMBER 30, 2006 AND 2007, AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
52.	COMMITMENTS (continued)
a.	Capital Expenditures (continued)
(x)	Expansion NSS, BSS and PDN System Project in Regional Division II with Huawei Consortium

On December 8, 2006, the Company entered into a procurement and installation agreement with Huawei Consortium for Expansion NSS, BSS and PDN System Project in Regional Division II (Jakarta) amounting to US$25.3 million plus Rp.131,045 million. Huawei Consortium will provide service and maintenance support that it constructs, pursuant to a Service Level Agreement for period 3 years (2006-2008) in return for a consideration of Rp.11,509 million. As of September 30, 2007, total purchase commitment amounting US$25.3 million and Rp.142,554 million.

(xi)	Expansion NSS, BSS and PDN System Project in Regional Division III with Huawei Consortium

On December 8, 2006, the Company entered into a procurement and installation agreement with Huawei Consortium for Expansion NSS, BSS and PDN System Project in Regional Division III (West Java and Banten) amounting to US$9.8 million plus Rp.55,261 million. Huawei Consortium will provide service and maintenance support that it constructs, pursuant to a Service Level Agreement, for period 3 years (2006-2008) in return for a consideration of Rp.4,217 million. As of September 30, 2007, total purchase commitment amounting US$9.8 million and Rp.59,478 million.

(xii)	Optical Access Network (“OAN”) Project Batch IV in Regional Division VI with Alcatel – Inti Consortium

On December 18, 2006, the Company entered into a procurement and installation agreement with Alcatel-Inti Consortium for Optical Access Network (OAN) Batch IV in Regional Division VI (Kalimantan) amounting to US$3.7 million plus Rp.70,022 million. As of September 30, 2007, total purchase commitment amounting US$3.7 million and Rp.70,022 million.

(xiii)	Optical Access Network (“OAN”) Project Batch I in Regional Divison I and III with Opnet-Olexindo Consortium

On December 29, 2006, the Company entered into a procurement and installation agreement with Opnet – Olexindo Consortium for Optical Access Network Project Batch I in Regional Division I and III amounting to US$3.0 million and Rp.67,288 million. As of September 30, 2007, total purchase commitment amounting to US$3.0 million and Rp.67,288 million.

(xiv)	Optical Access Network Project Batch II in Regional Division II with Opnet-Olexindo Consortium

On December 29, 2006, the Company entered into a procurement and installation agreement with Opnet-Olexindo Consortium for Optical Access Network Project Batch II in Regional Division II (Jakarta) amounting to US$4.0 million plus Rp.61,355 million. As of September 30, 2007, total purchase commitment amounting to US$4.0 million and Rp.61,355 million.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
SEPTEMBER 30, 2006 AND 2007, AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
52.	COMMITMENTS (continued)
a.	Capital Expenditures (continued)
(xv)	Ring JDCS (Jember-Denpasar Cable System) with ZTE Consortium.

On December 29, 2006, the Company entered into a procurement and installation agreement with ZTE Consortium for ring JDCS (Jember-Denpasar Cable System) amounting to US$10.2 million and Rp.16,136 million. As of September 30, 2007, total purchase commitment amounting US$10.2 million and Rp.16,136 million.
b.	Agreements on Derivative Transactions

On June 4, 2007, the Company entered into Principal Only Swap agreement with Standard Chartered Bank of US$7 million with premium at 3.38% per annum (Rupiah) to mitigate the foreign exchange risks relating to several payment of FIR obligation to MTI in foreign currency. The agreement is payable in 7 monthly settlement amounting to US$1 million and will be due on December 28, 2007.

Payment schedule and information regarding agreements on derivative transactions are as follow:

			POS Premium	Total payment to
Settlement	Company		/Interest Amount	Standard
Date	purchase	Company sell	(3.38% p.a.)	Chartered Bank
(Due Date)	(US$)	(Rp.)	(Rp.)	(Rp.)
29-Jun-07	1,000,000	8,780,000,000	132,719,456	8,912,719,456
31-Jul-07	1,000,000	8,780,000,000	158,274,133	8,938,274,133
31-Aug-07	1,000,000	8,780,000,000	127,773,389	8,907,773,389
28-Sep-07	1,000,000	8,780,000,000	92,326,578	8,872,326,578
31-Oct-07	1,000,000	8,780,000,000	81,610,100	8,861,610,100
30-Nov-07	1,000,000	8,780,000,000	49,460,667	8,829,460,667
28-Dec-07	1,000,000	8,780,000,000	23,081,644	8,803,081,644

	7,000,000	61,460,000,000	665,245,967	62,125,245,967

c.	Borrowings and other credit facilities
(i)	Telkomsel has a combined US$20 million facility with Standard Chartered Bank, Jakarta for import L/C, bank guarantee, standby L/C and foreign exchange. The credit facility expires in December 2006 and has been rolled over up to December 2007. Under the facility, at September 30, 2007, Telkomsel has issued bank guarantees totaling Rp.20 billion (equivalent to US$2.19 million). The bank guarantees consists of 3G performance bond (Note 52d(ii)), respectively. Borrowings under the facility bear interest at SIBOR plus 2% per annum (US$), and at a rate equal to the three-month Bank Indonesia certificate plus 2% per annum (Rupiah); for other currencies the interest rate is based on the bank cost of funds plus 2%. As of September 30, 2006 and 2007, there were no outstanding loans under this facility.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
SEPTEMBER 30, 2006 AND 2007, AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
52.	COMMITMENTS (continued)
c.	Borrowings and other credit facilities (continued)
(ii)	Telkomsel has not collateralized any of its assets for its bank borrowings or other credit facilities. The terms of the various agreements with Telkomsel’s lender and financiers require compliance with a number of pledges and negative pledges as well as financial and other covenants, which include inter alia, certain restrictions on the amount of dividends and other profit distributions which could adversely affect Telkomsel’s capacity to comply with its obligation under the facility. The terms of the relevant agreements also contain default and cross default clauses. Management of Telkomsel is not aware of any breaches of the terms of these agreements and does not foresee any such breaches occurring in the future.
d.	Others
(i)	Employee Benefits

On March 24, 2006, Telkomsel and its Labour Union (Serikat Pekerja Telkomsel) signed a collective labour agreement which is valid until March 23, 2008. Based on the agreement, Telkomsel shall provide Long Service Leave and Post Retirement Insurance to its employees. Those benefits are subject to further agreement between Telkomsel and Labour Union which has not been made until the date of this report. Accordingly, it is not possible to determine the amount of the benefits As of September 30, 2007.

(ii)	3G License

With reference to Decision Letter No. 07/PER/M.KOMINFO/2/2006 of the Minister of Communication and Information Technology, as one of the successful bidders, Telkomsel amongst other requirements, is required to:
1.	Pay an annual right of usage (BHP) fee which is determined based on a certain formula over the license term of 10 years. The BHP for the first and second year was paid in March 2006 and March 2007, respectively. The commitments As of September 30, 2007 arising from the BHP up to the expiry period of the license using the formula set forth in the decision letter are as follow:

Radio Frequency Usage
Year	BI Rates (%)	Index (multiplier)	Tariff
1	—	—	20% x HL
2	R1	I1 = (1 + R1)	40% x I1 x HL
3	R2	I2 = I1(1 + R2)	60% x I2 x HL
4	R3	I3 = I2(1 + R3)	100% x I3 x HL
5	R4	I4 = I3(1 + R4)	130% x I4 x HL
6	R5	I5 = I4(1 + R5)	130% x I5 x HL
7	R6	I6 = I5(1 + R6)	130% x I6 x HL
8	R7	I7 = I6(1 + R7)	130% x I7 x HL
9	R8	I8 = I7(1 + R8)	130% x I8 x HL
10	R9	I9 = I8(1 + R9)	130% x I9 x HL

Notes :
Ri	= average Bank Indonesia rate from previous year
HL (auction price)	= Rp 160 billion
Index	= adjustment to the bidding price for respective year

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
SEPTEMBER 30, 2006 AND 2007, AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
52.	COMMITMENTS (continued)
d.	Others (continued)
(ii)	3G License (continued)
The BHP is payable upon receipt of Surat Pemberitahuan Pembayaran (notification letter) from the Directorate General of Post and Telecommunication.

2.	Provide roaming access for the existing 3G operators

3.	Contribute to USO development

4.	Construct a 3G network which cover at least the following provinces:

Minimum number
Year	of provinces
1	2
2	5
3	8
4	10
5	12
6	14
5.	Issue a performance bond each year amounting to Rp.20 billion or 5% of the annual fee to be paid for the subsequent year, whichever is higher. Such performance bond shall be redeemed by the Government if Telkomsel is not able to meet the requirements set out in the above mentioned decision letter or upon cancellation/termination of the license, or if Telkomsel decides to return the license voluntarily.
53.	CONTINGENCIES
a.	In the ordinary course of business, the Company has been named as a defendant in various legal actions in relation with land disputes, other disputes involving premium call billing and telecommunication billing. Based on management’s estimate of the probable outcomes of these matters, the Company accrued Rp.33,116 and Rp.30,478 million as of September 30, 2006 and 2007 respectively.

b.	In December 2005, the West Java Police Department initiated investigations related to an alleged violation of anti-corruption law, in particular the provision of interconnection services to Napsindo, the Company’s subsidiary, and Globalcom, a Malaysian company, at an incorrect tariff for the Company’s network for the provision of illegal VoIP services, and misuse of authority in procuring telecommunication equipment. It is also understood that one of the investigations relates to the Company’s guarantee of a bank loan obtained by Napsindo. During the investigation, former directors and employees of the Company were held in custody by the West Java Police Department for further investigation. On May 10, 2006, such individuals were released from police custody after the expiration of the maximum period of 120 days allowed for police custody of suspects for investigation purposes. These investigations are on-going. As of the date of the consolidated financial statements, the police have not found sufficient evidence to properly transfer the case to the High Attorney Office for indictment.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
SEPTEMBER 30, 2006 AND 2007, AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
53.	CONTINGENCIES (continued)
b.	(continued)
A former Director of Human Resources and an employee of the Company were indicted under the anti-corruption law in Bandung District Court relating to allegations of misuse of authority in producing consultancy services resulting in losses of Rp.789 million. On May 2, 2007, the Bandung District Court found the defendants guilty and sentenced each defendant to a one-year prison term and given Rp.50 million for penalty. The defendant have filed and appeal with the West Java High Court objecting to the District Court ruling. As of the date of the consolidated financial statements, no decision has been reached on appeal.

On January 2, 2006, the Office of the Attorney General launched an investigation into allegations of misuse of telecommunications facilities in connection with the provision of VoIP services, whereby one of Company’s former employees and four of the Company’s employees in KSO VII were named suspects. As a result of the investigations, one of Company’s former employees and two of the Company’s employees were indicted in the Makassar District Court, and two other employees were indicted in the Denpasar District Court for their alleged corruption in KSO VII. As of the date of the consolidated financial statements, the District Courts have not issued their verdicts.
The Company does not believe that any subsequent investigation or court decision will have significant financial impact to the Company.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
SEPTEMBER 30, 2006 AND 2007, AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
54.	ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES
The balances of monetary assets and liabilities denominated in foreign currencies are as follows:

	2006		2007
	Foreign		Foreign
	Currencies	Rupiah	Currencies	Rupiah
	(in millions)	Equivalent	(in millions)	Equivalent
Assets
Cash and cash equivalents
U.S. Dollar	134.74	1,246,697	182.74	1,671,187
Euro	65.79	771,759	72.79	943,733
Japanese Yen	1.47	115	2.10	166
Temporary investment
U.S. Dollar	2.03	18,707	—	—
Trade accounts receivable
Related parties
U.S. Dollar	1.09	10,031	8.87	81,102
Third parties
U.S. Dollar	29.74	274,072	48.74	445,762
Other accounts receivable
U.S. Dollar	102.19	941,670	0.80	7,328
Euro	0.03	304	0.05	644
Japanese Yen	0.01	146	—	—
Other current assets
U.S. Dollar	3.78	34,864	0.15	1,386
Advances and other non-current assets
U.S. Dollar	4.21	38,802	6.79	62,107
Total assets		3,337,167		3,213,415

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
SEPTEMBER 30, 2006 AND 2007, AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
54. ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES (continued)

	2006		2007
	Foreign		Foreign
	Currencies	Rupiah	Currencies	Rupiah
	(in millions)	Equivalent	(in millions)	Equivalent
Liabilities
Trade payables
Related parties
U.S. Dollar	—	—	3.42	31,274
Kyat Myanmar	—	—	0.01	21
Third parties
U.S. Dollar	54.18	500,104	33.14	303,193
Euro	20.73	243,183	3.94	51,135
Australian Dollar	0.01	36	—	—
Singapore Dollar	0.20	1,178	0.01	4
Great Britain Pound Sterling	0.03	493	0.01	101
Accrued expenses
U.S. Dollar	75.15	693,968	163.92	1,499,832
Euro	73.40	861,161	87.62	1,136,894
Japanese Yen	169.04	14,697	156.49	12,403
Singapore Dollar	—	—	0.38	2,332
Great Britain Pound Sterling	0.01	41	0.05	844
Advances from customers and suppliers
U.S. Dollar	0.93	8,544	0.49	4,470
Current maturities of long-term liabilities
U.S. Dollar	145.79	1,345,036	146.04	1,336,250
Euro	14.67	72,141	14.63	189,841
Japanese Yen	1,142.91	89,341	1,142.91	90,587
Long-term liabilities
U.S. Dollar	558.23	5,149,885	414.80	3,795,389
Euro	14.67	172,141	—	—
Japanese Yen	13,813.22	1,079,780	12,670.31	1,004,249

Total liabilities		10,231,729		9,458,819

Net liabilities		(6,894,562)		(6,245,404)

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
SEPTEMBER 30, 2006 AND 2007, AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
54.	ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES (continued)

The Company and subsidiaries’ activities expose it to a variety of financial risks, including the effects of changes in debt and equity market prices, foreign currency exchange rates and interest rates.

The Company and subsidiaries’ overall risk management program focused on the unpredictability of financial markets and seeks to minimize potential adverse effects on the financial performance of the Company and subsidiaries. Management provides written policy for foreign currency risk management mainly through time deposits placement and hedging to cover foreign currency risk exposure for the time range of 3 up to 12 months.
55.	SUBSEQUENT EVENTS
a.	On October 5, 2007, Telkomsel received tax assessment letters for all taxes covering the fiscal year 2004 and 2005. Telkomsel was assessed for underpayments of withholding tax and Value Added Tax including penalty amounting to Rp.479 billion. Part of the underpayments will be netted off against subsequent payments of withholding tax amounting to Rp25 billion. Telkomsel plans to file an objection on Value Added Tax for Rp.334 billion. The remaining Rp.120 billion was charged to the statements of income in September 2007.

b.	On October 24, 2007, Telkomsel entered into loan agreements with Bank Rakyat Indonesia Tbk, Bank Mandiri Tbk, Bank Negara Indonesia Tbk, Citibank N.A., for total facilities of Rp4,000,000 million .The loans are repayable in 5 (five) equal semi-annual installments; the first installment shall be due 6 (six) months after the end of the availability period (the earlier of 12 (twelve) months after the date of the agreements and the date on which the facilities have been fully drawn). The loans bear interest at rate equal to the average rate for three-month Jakarta Inter Bank Offered Rate plus 1.17% for facilities obtained from Bank Rakyat Indonesia Tbk, Bank Mandiri Tbk, Bank Negara Indonesia Tbk, and plus 1.09% from Citibank N.A., which becomes due quarterly in arrears.
56.	RECENT ACCOUNTING PRONOUNCEMENTS IN INDONESIA

PSAK 50 (Revised 2006), “Financial Instruments: Presentation and Disclosures”. In December 2006, the Financial Accounting Standards Board in Indonesia issued PSAK 50 (Revised 2006), “Financial Instruments: Presentation and Disclosures” which amends PSAK 50, “Accounting for Investments in Certain Securities”. PSAK 50 (Revised 2006) gives guidance on how to disclose and present financial instruments in the financial statements and whether a financial instrument is a financial liability or an equity instrument. This standard applies to the classification of financial instruments, from the perspective of the issuer, into financial assets, financial liabilities and equity instruments; the classification of related interest, dividends, losses and gains; and the circumstances in which financial assets and financial liabilities should be offset. PSAK 50 (Revised 2006) complements the principles for recognizing and measuring financial assets and financial liabilities in PSAK 55 (Revised 2006). PSAK 50 (Revised 2006) shall be effective after January 1, 2009. It is not expected that the adoption of PSAK 50 (Revised 2006) will have material effect on the Company’s consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
SEPTEMBER 30, 2006 AND 2007, AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
56.	RECENT ACCOUNTING PRONOUNCEMENTS IN INDONESIA (continued)

PSAK 55 (Revised 2006), “Financial Instruments: Recognition and Measurement”. In December 2006, the Financial Accounting Standards Board in Indonesia issued PSAK 55 (Revised 2006), “Financial Instruments: Recognition and Measurement” which amends PSAK 55 (Revised 1999), “Accounting for Derivative Instruments and Hedging Activities”. PSAK 55 (Revised 2006) provides guidance on how to recognize, measure and derecognize financial asset and liability including derivative instruments. It also provides guidance on the recognition and measurement of sales and purchase contracts of non-financial items. PSAK 55 (Revised 2006) shall be effective after January 1, 2009. It is not expected that the adoption of PSAK 55 (Revised 2006) will have material effect on the Company’s consolidated financial statements.

PSAK 30 (Revised 2007), “Leases”. In June 2007, the Financial Accounting Standard Board in Indonesia issued PSAK 30 (Revised 2007), “Leases” which replaces PSAK 30, “Accounting for Leases”. PSAK 30 (Revised 2007) provides guidance on how to classify leases into operating leases and capital leases. PSAK 30 (Revised 2007) also provides guidance on how to record and disclose operating and capital lease transactions in the financial statements of lessors and lessees.PSAK 30 (Revised 2007) shall be effective after January 1, 2008. It is not expected that the adoption of PSAK 30 (Revised 2007) will have material effect on the Company’s consolidated financial statements.

PSAK 16 (Revised 2007), “Property, Plant and Equipment”. In May 2007, the Financial Accounting Standards Board in Indonesia issued PSAK 16 (Revised 2007), “Property, Plant and Equipment” which replaces PSAK 16, “Fixed Assets and Other Assets”. PSAK 16 (Revised 2007) provides guidance on recognition, measurement at recognition, measurement after recognition, derecognition and financial statement disclosure requirements. PSAK 16 (Revised 2007) provides two measurement alternatives, the cost model and revaluation model which shall be consistently applied. PSAK 16 (Revised 2007) shall be effective after January 1, 2008. The adoption of PSAK 16 (Revised 2007) will have material effect on the Company’s consolidated financial statements if the Company and its subsidiaries decide to apply the revaluation model in measuring property, plant and equipment.

PSAK 13 (Revised 2007), “Investment Property”. In May 2007, the Financial Accounting Standards Board in Indonesia issued PSAK 13 (Revised 2007), “Investment Property” which replaces PSAK 13, “Accounting for Investment”. PSAK 13 (Revised 2007) provides guidance on recognition, measurement at recognition, measurement after recognition, transfer, disposal and financial statement disclosure regarding investment property. PSAK 13 (Revised 2007) provides two measurement alternatives, the cost model and fair value model which shall be consistently applied. PSAK 13 (Revised 2007) shall be effective after January 1, 2008. It is not expected that the adoption of PSAK 13 (Revised 2007) will have material effect on the Company’s consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
SEPTEMBER 30, 2006 AND 2007, AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
57.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN INDONESIA AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA

The Company’s consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Indonesia (“Indonesian GAAP”), which differ in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). A description of the differences and their effects on net income and stockholders’ equity are set forth below:
(1)	Description of differences between Indonesian GAAP and U.S. GAAP
a.	Voluntary Termination Benefits

Under Indonesian GAAP, voluntary termination benefits are recognized as liabilities when the Company is demonstratively committed to provide termination benefits as a result of an offer made in order to encourage voluntary redundancy.

Under U.S. GAAP, voluntary termination benefits liabilities are recognized only when the employees have accepted the offer and the related amount can be reasonably estimated.

b.	Foreign Exchange Differences Capitalized to Assets under Construction

Under Indonesian GAAP, foreign exchange gains and losses resulting from borrowings used to finance the construction of the qualifying assets are capitalized as part of the cost of the qualifying assets. Capitalization of foreign exchange gains and losses ceases when the construction of the qualifying asset is substantially completed and the constructed property is ready for its intended use.

Under U.S. GAAP, foreign exchange gains and losses are credited and charged to the consolidated statement of income.

c.	Interest Capitalized on Assets under Construction

Under Indonesian GAAP, qualifying assets, to which interest cost can be capitalized, should be those that take a minimum of 12 months to get ready for their intended use or sale. To the extent that funds are borrowed specifically to finance the construction of a qualifying asset, the amount of the interest cost eligible for capitalization on that asset should be determined based on the actual interest cost incurred on that borrowing during the period of construction less any investment income on the temporary investment of those borrowings.

Under U.S. GAAP, there is no minimum limit (i.e. a minimum 12-month construction period requirement) on the length of the construction period in which the interest cost could be capitalized. The amount of interest cost to be capitalized for qualifying assets is intended to be that portion of the interest cost incurred during the construction periods that theoretically could have been avoided if expenditures for the assets had not been made. The interest cost need not arise from borrowings specifically made to acquire the qualifying assets. The amount capitalized in a period is determined by applying an interest rate to the average amount of accumulated expenditures for the assets during the period. Interest income arising from any unused borrowings is recognized directly to current operations.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
SEPTEMBER 30, 2006 AND 2007, AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
57.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN INDONESIA AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA (continued)
(1)	Description of differences between Indonesian GAAP and U.S. GAAP (continued)
d.	Revenue-Sharing Arrangements

Under Indonesian GAAP, property, plant and equipment built by an investor under revenue-sharing arrangements are recognized as property, plant and equipment under revenue-sharing arrangements in the accounting records of the party to whom ownership in such properties will be transferred at the end of the revenue-sharing period, with a corresponding initial credit to unearned income. The property, plant and equipment are depreciated over their useful lives, while the unearned income is amortized over the revenue-sharing period. The Company records its share of the revenues earned net of amounts due to the investors.

Under U.S. GAAP, the revenue-sharing arrangements are recorded in a manner similar to capital leases where the fixed assets and obligation under revenue-sharing arrangements are reflected on the balance sheet. All the revenues generated from the revenue-sharing arrangements are recorded as a component of operating revenues, while a portion of the investors’ share of the revenues from the revenue-sharing arrangements is recorded as interest expense with the balance treated as a reduction of the obligation under revenue-sharing arrangements.

e.	Employee Benefits

As of January 1, 2005, the Company and its subsidiaries adopted PSAK 24R in accounting for the costs of pension benefit, post-retirement health care benefit and long service award benefit and other post-retirement benefits for Indonesian GAAP purposes. PSAK 24R requires the adoption of its provisions retrospectively as of January 1, 2004.

The differences between the accounting by the Company and its subsidiaries for the pension benefit and post-retirement health care benefit under Indonesian GAAP and U.S. GAAP for the nine months period ended September 30, 2006 and 2007 are as follows:
i.	Under Indonesian GAAP, the prior service cost is recognized immediately if vested or amortized on a straight line basis over the average period until the benefits become vested. Under U.S. GAAP, prior service cost (vested and non-vested benefits) is generally deferred and amortized systematically over the estimated remaining service period for active employees and the recognized amount is recorded in the consolidated statement of income.

ii.	Under Indonesian GAAP, the transition obligations were recognized on January 1, 2004, the date PSAK 24R was adopted. Under U.S GAAP, the transition obligations arising from the adoption of SFAS 87 “Employers’ Accounting for Pensions” and SFAS 106 “Employers’ Accounting for Postretirement Benefits Other Than Pensions” are deferred and amortized systematically over the estimated remaining service period for active employees and 20 years, respectively. In addition, different adoption dates resulted in significant difference in cumulative unrecognized actuarial gains and losses.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
SEPTEMBER 30, 2006 AND 2007, AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
57.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN INDONESIA AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA (continued)
(1)	Description of differences between Indonesian GAAP and U.S. GAAP (continued)
e.	Employee benefits (continued)

Under Indonesian GAAP, recognition of a minimum liability for the pension plans is not required. Under U.S. GAAP, as of September 30, 2006 and 2007, the Company and its subsidiaries were required to recognize an additional minimum liability when the accumulated benefits obligation exceeded the fair value of the plan assets with the equal amount recognized as an intangible assets, provided that the asset recognized did not exceed the amount of unrecognized prior service cost. If the additional liability required to be recognized exceeds unrecognized prior service cost, the excess was reported in other comprehensive income, net of tax.

In addition, there are differences between the accounting by the Company for other post-retirement benefits under Indonesian GAAP and U.S. GAAP for the nine months period ended September 30, 2006 and 2007. Under Indonesian GAAP, the prior service cost is recognized immediately if vested or amortized on a straight line basis over the average period until the benefits become vested. The amortized amount is recorded as a component of net periodic pension benefit cost for the year. Under US GAAP, the obligation for the accumulating post-retirement benefits is measured in accordance with the guidance in SFAS 87, as permitted by SFAS 112 “Employers’ Accounting for Post-employment Benefits”. The actuarial gains or losses are recognised immediately in the consolidated statement of income. The prior service cost is deferred and amortized systematically over the estimated remaining service period for active employees and the recognized amount is recorded in the consolidated statement of income.

In September 2006, the FASB issued SFAS 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106 and 132R”. The requirements of SFAS 158 to recognize the funded status and to provide the required disclosures are effective as of the end of the year ended after December 15, 2006. The Company and its subsidiaries have adopted the above recognition and disclosure requirements of SFAS 158 starting the fiscal year ended December 31, 2006.

SFAS 158 does not change the determination of net periodic benefit cost under SFAS 87, SFAS 106 and SFAS 112. The impacts of the adoption of SFAS 158 as of the period ended September 30, 2007, are as follow:
i.	The Company and its subsidiaries no longer report the additional minimum liability and any corresponding intangible asset for the unfunded pension obligation as the funded status for unfunded or underfunded benefit plans is now fully recognized as a net pension liability on the balance sheet. This is similar to the Indonesian GAAP requirements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
SEPTEMBER 30, 2006 AND 2007, AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
57.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN INDONESIA AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA (continued)
(1)	Description of differences between Indonesian GAAP and U.S. GAAP (continued)
e.	Employee benefits (continued)
ii.	On adoption of SFAS 158, the unrecognised actuarial losses, prior service costs, and transition obligations were recognised, net of tax, in the accumulated other comprehensive income balance. These will continue to be amortised and reported as a component of net periodic benefit cost in the consolidated statement of income in accordance with the requirements of SFAS 87, SFAS 106 and SFAS 112.
f.	Equity in Net Income or Loss of Associated Companies

The Company records its equity in net income or loss of its associated companies based on those associated companies’ financial statements that have been prepared under Indonesian GAAP.

For U.S. GAAP reporting purposes, the Company recognizes the effect of the differences between U.S. GAAP and Indonesian GAAP at the investee level in the investment accounts and its share of the net income or loss and other comprehensive income or loss of those associated companies.

g.	Land Rights

In Indonesia, the title of land rests with the State under the Basic Agrarian Law No. 5 of 1960. Land use is accomplished through land rights whereby the holder of the right enjoys the full use of the land for a stated period of time, subject to extensions. The land rights generally are freely tradable and may be pledged as collateral for borrowing agreements. Under Indonesian GAAP, land rights is amortized based on the estimated useful lives whilst land ownership is not depreciated unless it can be foreseen that the possibility for the holder to obtain an extension or renewal of the rights is remote.

Under U.S. GAAP, the cost of land rights is amortized over the economic useful life which represents the contractual period of the land rights.

h.	Revenue Recognition

Under Indonesian GAAP, fees from connection of mobile cellular and fixed wireless services are recognized as revenue when connection takes place (for post-paid service). Sales of starter packs are recognized as revenue upon delivery to distributors, dealers, or customers (for pre-paid services). Installation fees for wire line services are recognized at the time of installation. Revenues from calling cards are recognized when the Company sells the cards.

Under U.S. GAAP, revenue from front-end fees and incremental costs up to, but not exceeding such fees, are deferred and recognized as income over the expected term of the customer relationships.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
SEPTEMBER 30, 2006 AND 2007, AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
57.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN INDONESIA AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA (continued)
(1)	Description of differences between Indonesian GAAP and U.S. GAAP (continued)
i.	Amortisation of Goodwill

Under Indonesian GAAP, goodwill is amortized over a period not exceeding 20 years.

Under U.S. GAAP, goodwill is not amortized but rather subjected to an annual test for impairment.

j.	Capital Leases

Under Indonesian GAAP, a leased asset is capitalized only if all of the following criteria are met: (a) the lessee has an option to purchase the leased asset at the end of the lease period at a price agreed upon at the inception of the lease agreement, (b) the sum of periodic lease payments, plus the residual value, will cover the acquisition price of the leased asset and the related interest, and (c) there is a minimum lease period of 2 years.

Under U.S. GAAP, a leased asset is capitalized when any one of the following criteria is met: (a) there is an automatic transfer of ownership at the end of the lease term, (b) the lease contains a bargain purchase option, (c) the lease term is for 75% or more of the economic life of the asset, and (d) the net present value of the minimum lease payments amounts to at least 90% of the fair value of the asset.

k.	Acquisition of Dayamitra

On May 17, 2001 the Company acquired a 90.32% interest in Dayamitra and contemporaneously acquired a call option to buy the remaining 9.68% interest at a fixed price at a stated future date, and provided to the minority interest holder a put option to sell its 9.68% interest to the Company under those same terms. The fixed price of the call equaled the fixed price of the put option. Under U.S. GAAP, the Company accounted for the option contracts on a combined basis together with the minority interest and as a financing arrangement for the purchase of the remaining 9.68% minority interest. As such, under U.S. GAAP, the Company has consolidated 100% of Dayamitra and attributed the stated yield earned under the combined derivative and minority interest position to interest expense since May 17, 2001.

On December 14, 2004, the Company exercised the call option to acquire the 9.68% interest in Dayamitra.

Under Indonesian GAAP, prior to December 14, 2004, the Company accounted for the remaining 9.68% interest in Dayamitra as minority interest. In addition, the option price paid by the Company was presented as “Advance payments for investments in shares of stock.” The Company started consolidating the remaining 9.68% interest in Dayamitra only on December 14, 2004 following the exercise of the option.

The difference in the timing of the recognition of the 9.68% ownership interest gives rise to differences in the timing and amounts of the purchase consideration recognized under Indonesian GAAP and U.S. GAAP.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
SEPTEMBER 30, 2006 AND 2007, AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
57.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN INDONESIA AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA (continued)
(1)	Description of differences between Indonesian GAAP and U.S. GAAP (continued)
l.	Asset Retirement Obligations

Under Indonesian GAAP, costs associated with the retirement of long-lived assets that the Company and its subsidiaries must cover by law as a result from the acquisition, construction, development and/or the normal operation of long-lived assets are charged to the consolidated statement of income as incurred.

Under U.S. GAAP, the estimated fair value of such obligation is accrued at the time of the acquisition with an equal amount capitalized to the related long-lived assets and depreciated over the useful life of the assets. The Company and its subsidiaries identified their asset retirement obligations by reviewing their contractual agreements to determine whether the Company and its subsidiaries are required to settle any obligations as a result of the prevailing laws, statute and ordinance, or by legal construction of a contract under the doctrine of promissory estoppel. A present value technique is used to estimate the fair value of the obligations. The cash flows used in the estimates of fair value have incorporated the assumptions relating to the timing and the amount of the possible cash flows. Accretion expense resulting from the passage of time is recognized in the consolidated statement of income. In subsequent periods, changes resulting from the revisions to the timing and the amount of the original estimate of undiscounted cash flows are recognized as an increase or decrease in (a) the carrying amount of the liability, and (b) the related asset retirement cost capitalized as part of the carrying amount of the related long-lived asset.

m.	Deferred Income Taxes

Under Indonesian GAAP, the Company does not recognize deferred taxes on temporary differences between the carrying amounts and the tax bases of its equity method investments when it is not probable that these differences will reverse in the foreseeable future.

Under U.S. GAAP, deferred taxes are recognized in full on temporary differences between the carrying amounts and the tax bases of equity method investments.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
SEPTEMBER 30, 2006 AND 2007, AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
57.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN INDONESIA AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA (continued)
(1)	Description of differences between Indonesian GAAP and U.S. GAAP (continued)
n.	Impairment of Assets

Under Indonesian GAAP, an impairment loss is recognized whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. The recoverable amount of a fixed asset is the greater of its net selling price or value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects the current market assessment of the time value of money and the risks specific to the asset. An impairment loss can be reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is only reversed to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation, if no impairment loss had been recognized.

Under U.S. GAAP, an impairment loss is recognized whenever the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset. An impaired asset is written down to its estimated fair value based on its quoted market price in an active market or its discounted estimated future cash flows. Reversals of previously recognized impairment losses are prohibited.

o.	Gains (Losses) on Disposals of Property, Plant and Equipment

Under Indonesian GAAP, the Company and its subsidiaries classify the gains (losses) on disposals of property, plant and equipment as a component of other income (expense) which is excluded from determination of operating income.

Under U.S. GAAP, the gains (losses) on disposals of property, plant and equipment are classified as a component of operating expenses and hence included in the determination of operating income.

For the nine months period ended September 30, 2006 and 2007, the operating income would have been higher (lower) by Rp.20,507 million, and Rp.(5,641) million, respectively, and other income (expenses) would have been lower (higher) by the same amounts due to the inclusion of the gains (losses) on disposals of property, plant and equipment in the determination of the operating income.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
SEPTEMBER 30, 2006 AND 2007, AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
57.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN INDONESIA AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA (continued)
(1)	Description of differences between Indonesian GAAP and U.S. GAAP (continued)
p.	Reclassification of Difference in Value of Restructuring Transactions between Entities under Common Control

Under Indonesian GAAP, the Company is required to reclassify the difference in value of restructuring transactions between entities under common control as of January 1, 2005 as a direct adjustment to retained earnings when the common control relationship between the transacting parties no longer existed as of January 1, 2005.

Under U.S. GAAP, the difference in value of restructuring transactions between entities under common control remains in equity indefinitely as part of the additional paid-in capital.

q.	Available-For-Sale Securities

Under Indonesian GAAP, available-for-sale securities are carried at fair value and changes in fair value are recognized in “Unrealized holding gain (loss) on available-for-sale securities” under equity.

Under U.S. GAAP, available-for-sale securities are carried at fair value and any unrealized gains or losses are reported as a component of other comprehensive income.

r.	Cumulative Translation Adjustments

Under Indonesian GAAP, investments in foreign companies using the equity method are reported by translating the assets and the liabilities of these companies as of the balance sheet date using the rate of exchange prevailing at that date. Revenues and expenses are translated using the exchange rates at the date of transaction or the average exchange rate for the year for practical reasons. The resulting translation adjustments are reported as part of “Translation Adjustments” in the stockholders’ equity section.

Under U.S. GAAP, the resulting translation adjustments are reported in other comprehensive income.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
SEPTEMBER 30, 2006 AND 2007, AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
57.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN INDONESIA AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA (continued)
(1)	Description of differences between Indonesian GAAP and U.S. GAAP (continued)
s.	Amendment and Restatement of the Joint Operation Scheme in Regional Division VII

As discussed in Note 5b, the Company has accounted for the amendment and restatement of the KSO VII agreement as a business combination using the purchase method of accounting.

Under Indonesian GAAP, the fair value of the unearned income relating to the revenue-sharing arrangements was deemed to be equal to the fair value of the property, plant and equipment under those revenue-sharing arrangements based on the accounting treatment of revenue sharing agreements under Indonesian GAAP. Under U.S. GAAP, the fair value of the obligation under the revenue-sharing arrangements has been determined to be Rp473,754 million based on the present value of the estimated future payments to investors’s business partners under the revenue-sharing arrangements.

Under Indonesian GAAP, after assigning the purchase consideration to all other identifiable assets and liabilities, the remaining residual cost was allocated to the intangible asset representing the right to operate the business in the KSO VII area, to be amortized over the remaining KSO VII term of 4.3 years. As a result, there was no goodwill recognized under Indonesian GAAP. For U.S. GAAP reporting purposes, the right to operate the KSO VII operation represented a reacquired right and was recognized by the Company as a separate intangible asset under EITF 04-1 “Accounting for Preexisting Relationships between the Parties to a Business Combination”. The intangible asset was directly valued to determine its fair value in accordance with the requirements in EITF Topic No. D-108 “Use of the Residual Method to Value Acquired Assets Other Than Goodwill”. The excess of the purchase consideration over the net of the amounts assigned to assets acquired and liabilities assumed of Rp61,386 million was recognized as goodwill.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
SEPTEMBER 30, 2006 AND 2007, AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
57.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN INDONESIA AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA (continued)
(2)	The significant adjustments to the consolidated net income for the nine months period ended September 30, 2006 and 2007 and to the consolidated stockholders’ equity as of September 30, 2006 and 2007 which would be required if U.S. GAAP had been applied, instead of Indonesian GAAP, in the consolidated financial statements are set forth below:

	Note		2006	2007
Net income according to the consolidated statements of income prepared under Indonesian GAAP			9,222,471	9,819,055

U.S. GAAP adjustments — increase (decrease) due to:
Voluntary termination benefits	(a	)	—	(1,461,149)
Capitalization of foreign exchange losses, net of related depreciation	(b	)	60,994	57,506
Interest capitalized on assets under construction net of related depreciation	(c	)	41,547	50,905
Revenue-sharing arrangements	(d	)	115,346	80,164
Pension	(e	)	(71,841)	(88,834)
Post-retirement health care	(e	)	(75,905)	(73,870)
Long service awards	(e	)	(8,057)	(2,844)
Equity in net income (loss) of associated companies	(f	)	(135)	(241)
Amortization of land rights	(g	)	(12,532)	(15,665)
Revenue recognition	(h	)	(18,310)	32,402
Amortization of goodwill	(i	)	8,858	—
Capital leases	(j	)	(22,771)	(24,409)
Adjustment for consolidation of Dayamitra	(k	)	8,280	8,540
Asset retirement obligations	(l	)	(3,355)	(8,680)
Acquisition of KSO VII	(s	)	—	(53,377)
Deferred income tax:
Deferred income tax on equity method investments	(m	)	(4,816)	(2,216)
Deferred income tax effect on U.S. GAAP adjustments			(41,869)	371,387

			(24,566)	(1,130,381)
Minority interest			(9,655)	(10,561)

Net adjustments			(34,221)	(1,140,942)

Net income in accordance with U.S. GAAP			9,188,250	8,678,113

Net income per share — in full Rupiah amount			456.42	434.51

Net income per ADS — in full Rupiah amount (40 Series B shares per ADS)			18,256.92	17,380.47

PERUSAHAAN PERSEROAN (PERSERO)
P.T TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
SEPTEMBER 30, 2006 AND 2007, AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
57.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN INDONESIA AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA (continued)
(2)	(continued)

	Note		2006	2007
Stockholders’ equity according to the consolidated balance sheets prepared under Indonesian GAAP			27,509,046	31,818,485

U.S. GAAP adjustments — increase (decrease) due to:
Capitalization of foreign exchange differences - net of related depreciation	(b	)	(405,079)	(335,192)
Interest capitalized on property under construction - net of related depreciation	(c	)	188,181	277,278
Revenue-sharing arrangements	(d	)	(107,564)	(84,445)
Pension	(e	)	1,796,905	25,253
Post-retirement health care	(e	)	962,190	(1,704,522)
Long service awards	(e	)	(221,452)	(219,463)
Equity in net income (loss) of associated companies	(f	)	(18,756)	(19,085)
Amortization of land rights	(g	)	(96,532)	(116,611)
Revenue recognition	(h	)	(727,655)	(681,488)
Amortization of goodwill	(i	)	106,348	93,937
Capital leases	(j	)	(52,606)	(81,825)
Adjustment for consolidation of Dayamitra	(k	)	(33,511)	(36,977)
Asset retirement obligations	(l	)	(8,100)	(22,479)
Acquisition of KSO VII	(s	)	—	(48,898)
Deferred income tax:
Deferred income tax on equity method investments	(m	)	75,195	36,658
Deferred income tax effect on U.S. GAAP adjustments			(142,331)	294,529

			1,315,233	(2,623,330)
Minority interest			(33,828)	63,004

Net adjustments			1,281,405	(2,560,326)

Stockholders’ equity in accordance with U.S. GAAP			28,790,451	29,258,159

PERUSAHAAN PERSEROAN (PERSERO)
P.T TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
SEPTEMBER 30, 2006 AND 2007, AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
57.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN INDONESIA AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA (continued)
(2)	(continued)

The changes in stockholders’ equity in accordance with U.S. GAAP for the nine months period ended September 30, 2006 and 2007 are as follows:

	2006	2007
Stockholders’ equity at beginning of period	24,568,488	26,308,572
Changes during the period:
Net income under U.S. GAAP	9,188,250	8,678,113
Dividends	(4,400,090)	(5,082,051)
Accumulated other comprehensive income, net of tax	44,989	347,215
Treasury stock	(611,186)	(993,690)

Stockholders’ equity at end of period	28,790,451	29,258,159

With regard to the consolidated balance sheets, the following significant captions determined under U.S. GAAP would have been:

	2006	2007
Consolidated balance sheets
Current assets	14,317,287	14,187,466
Non-current assets	54,545,760	63,879,242

Total assets	68,863,047	78,066,708

Current liabilities	17,204,325	20,463,125
Non-current liabilities	15,664,611	20,146,348

Total liabilities	32,868,936	40,609,473

Minority interest in net assets of subsidiaries	7,203,660	8,199,076
Stockholders’ equity	28,790,451	29,258,159

Total liabilities and stockholders’ equity	68,863,047	78,066,708

PERUSAHAAN PERSEROAN (PERSERO)
P.T TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
SEPTEMBER 30, 2006 AND 2007, AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
57.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN INDONESIA AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA (continued)
(3)	Additional financial statement disclosures required by U.S. GAAP and U.S. SEC
a.	Income Tax

The reconciliation between the expected income tax provision in accordance with U.S. GAAP and the actual provision for income tax recorded in accordance with U.S. GAAP is as follows:

	2006	2007
Consolidated income before tax in accordance with U.S. GAAP	17,540,110	17,655,805
Income tax in accordance with U.S. GAAP at 30% statutory tax rate	5,262,033	5,296,741

Effect of non-deductible expenses (non-taxable income) at the enacted maximum tax rate (30%)
Net periodic post-retirement health care benefit cost	155,795	175,289
Amortization of discount on promissory notes and other borrowing costs	9,982	5,525
Tax penalty	—	50,556
Employee benefits	17,865	19,399
Permanent differences of the KSO Units	7,336	19,102
Income which was already subject to final tax	(143,893)	(104,775)
Equity in net (income) loss of associated companies	(1,708,683)	—
Others	1,746,007	90,711

Total	84,409	255,807

Provision for income tax in accordance with U.S. GAAP	5,346,442	5,552,548

For the nine months period ended September 30, 2006 and 2007, all of the Company’s operating revenues occurred in Indonesia, and accordingly, the Company has not been subject to income tax in other countries.

PERUSAHAAN PERSEROAN (PERSERO)
P.T TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
SEPTEMBER 30, 2006 AND 2007, AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
57.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN INDONESIA AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA (continued)
(3)	Additional financial statement disclosures required by U.S. GAAP and U.S. SEC (continued)
b.	Fair Values of Financial Instruments

The following methods and assumptions are used to estimate the fair value of each class of financial instruments:

Cash and cash equivalents and temporary investments

The carrying amounts approximate fair values because of the short-term nature of the financial assets.

Short-term bank loans

The carrying amounts approximate fair values because of the short-term nature of the financial assets.

Long-term liabilities

The fair values of long-term liabilities other than bonds and guaranteed notes are estimated by discounting the future cash flows of each liability at rates currently offered to the Company and its subsidiaries for similar debts of comparable maturities by the bankers of the Company and its subsidiaries.

The fair values of bonds and guaranteed notes are based on market prices at the balance sheet date.

PERUSAHAAN PERSEROAN (PERSERO)
P.T TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
SEPTEMBER 30, 2006 AND 2007, AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
57.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN INDONESIA AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA (continued)
(3)	Additional financial statement disclosures required by U.S. GAAP and U.S. SEC (continued)
b.	Fair Values of Financial Instruments (continued)

The estimated fair values of the Company’s and its subsidiaries’ financial assets and liabilities are as follows:

	Carrying	Fair
	amount	value
2006
Cash and cash equivalents	8,306,350	8,306,350
Short-term bank loans	1,021,100	1,022,932
Long-term liabilities:
Two-step loans	4,681,815	4,257,093
Bonds	995,185	1,029,041
Medium-term notes	464,720	453,683
Bank loans	4,509,328	4,397,313
Liabilities of business acquisitions	3,076,244	3,065,264

2007
Cash and cash equivalents	6,493,187	6,493,187
Temporary investments	177,879	177,879
Short-term bank loans	950,152	946,030
Long-term liabilities:
Two-step loans	4,179,001	3,825,495
Bank loans	4,941,644	4,848,244
Deferred consideration for business combinations	3,780,003	3,885,812
The methods and assumptions followed to determine the fair value estimates are inherently judgmental and involve various limitations, including the following:
i.	Fair values presented do not take into consideration the effect of future currency fluctuations.

PERUSAHAAN PERSEROAN (PERSERO)
P.T TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
SEPTEMBER 30, 2006 AND 2007, AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
57.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN INDONESIA AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA (continued)
(3)	Additional financial statement disclosures required by U.S. GAAP and U.S. SEC (continued)
b.	Fair Value of Financial Instruments (continued)
ii.	Estimated fair values are not necessarily indicative of the amounts that the Company and its subsidiaries would record upon disposal/termination of the financial assets and liabilities.
c.	Comprehensive Income

	2006	2007
Net income under U. S. GAAP	9,188,251	8,678,113
Unrealized holding gain (loss) on available-for-sale securities	5,472	6,127
Foreign currency translation adjustments of associated companies	(15)	249
Minimum pension liabilitiy adjustments	39,540	—

	9,233,248	8,684,489

The foreign currency translation adjustments of associated company are reported net of income tax of Rp(7) million and Rp107 million for the nine months period ended September 30, 2006 and 2007, respectively.

PERUSAHAAN PERSEROAN (PERSERO)
P.T TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
SEPTEMBER 30, 2006 AND 2007, AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
57.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN INDONESIA AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA (continued)
(3)	Additional financial statement disclosures required by U.S. GAAP and U.S. SEC (continued)
d.	Employee Benefits

The Company

The disclosures under SFAS 132 (Revised 2003) “Employers’ Disclosures about Pension and Other Postretirement Benefits” and SFAS 106 are as follows:

	Pension		Health Care
	2006	2007	2006	2007
Components of Net Periodic Benefit Cost
Service cost	140,971	152,706	80,635	84,877
Interest cost	576,440	646,630	454,180	543,028
Expected return on plan assets	(508,202)	(583,708)	(108,948)	(166,611)
Amortization net and deferred
Amortization of transition obligation cost	21,476	21,476	18,244	18,244
Amortization of prior service cost (revenue)	150,948	150,948	(275)	(275)
Amortization of recognized actuarial loss (gain)	—	—	91,490	137,734

Net periodic benefit cost	381,633	388,052	535,326	616,997

NPPC charged to KSO	(15,171)	—	(9,907)	—

NPPC less amount charged to KSO Units	366,462	388,052	525,419	616,997

PERUSAHAAN PERSEROAN (PERSERO)
P.T TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
SEPTEMBER 30, 2006 AND 2007, AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
57.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN INDONESIA AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA (continued)
(3)	Additional financial statement disclosures required by U.S. GAAP and U.S. SEC (continued)
d.	Employee Benefits (continued)

The Company (continued)

The following table presents the changes in the benefit obligations, the changes in the plan assets, the funded status of the plan and the net amount recognized in the Company’s U.S. GAAP balance sheets as of September 30, 2006 and 2007:

	Pension		Health care
	2006	2007	2006	2007
Change in benefit obligation
Benefit obligation at beginning of year	7,140,100	8,121,381	5,574,489	6,985,343
Service cost	140,970	152,706	80,635	84,877
Interest cost	576,440	646,630	454,180	543,028
Plan participants’ contributions	32,845	32,634	—	—
Actuarial (gain) loss	(581,379)	332,612	378,549	111,711
Expected Benefits payments	(241,717)	(250,932)	(103,925)	(134,633)
Effect of benefit changes	—	698,584	—	130,132

Benefit obligation at end of year	7,067,259	9,733,615	6,383,928	7,720,458

Change in plan assets
Fair value of plan assets at beginning of year	5,429,954	7,210,749	1,493,897	2,253,260

Expected return on plan assets	508,202	583,708	108,948	166,611

Asset loss/(gain)	—	9,373	—	69,266
Employer contributions	520,123	525,121	570,045	780,000
Plan participants’ contributions	32,845	32,634	—	—
Expected Benefits payments	(241,717)	(250,932)	(103,925)	(134,633)

Fair value of plan assets at end of year	6,249,407	8,110,653	2,068,965	3,134,504

Funded status	(817,852)	(1,622,962)	(4,314,963)	(4,585,954)
Unrecognized transition (asset) obligation	70,148	41,514	200,680	176,355
Unrecognized net actuarial loss (gain)	208,534	475,198	2,148,094	2,564,322
Unrecognized past sevice cost of benefit changes	—	698,583	—	—
Unrecognized past service cost (benefit)	1,509,351	1,308,086	(923)	(558)

Prepaid Assets (Accrued Liability)	970,181	900,419	(1,967,112)	(1,845,835)

PERUSAHAAN PERSEROAN (PERSERO)
P.T TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
SEPTEMBER 30, 2006 AND 2007, AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
57.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN INDONESIA AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA (continued)
(3)	Additional financial statement disclosures required by U.S. GAAP and U.S. SEC (continued)
d.	Employee Benefits (continued)

The Company (continued)

As of September 30, 2007, the accrued cost amounts recognized for pension and health care benefits of Rp.1,622,962 million and Rp.4,585,954 million, respectively. As of September 30, 2006, the accrued cost amounts recognized for pension and health care benefits of Rp.817,852 million and Rp.4,314,963 million, respectively.

The measurement date used to determine pension and health care benefit measures for the pension plan and the health care plan for period September 30, 2006 and 2007 is December 31, 2005 and September 30, 2007, respectively.

The assumptions used by the independent actuary to determine the benefit obligation of the plans as of December 31, 2005 and September 30, 2007 were as follows:

	Pension		Health Care
	2006	2007	2006	2007
Discount rate	11%	10%	11%	10%
Rate of compensation increase	8.8%	8%	—	—
The assumption used by the independent actuary to determine the net periodic benefit cost of the plans for the nine months period ended September 30, 2006 and 2007 were as follows:

	Pension		Health Care
	2006	2007	2006	2007
Discount rate	11%	10%	11%	10%
Expected long-term return on plan assets	10.5%	10%	8%	9%
Rate of compensation increase	8%	8%	—	—

PERUSAHAAN PERSEROAN (PERSERO)
P.T TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
SEPTEMBER 30, 2006 AND 2007, AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
57.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN INDONESIA AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA (continued)
(3)	Additional financial statement disclosures required by U.S. GAAP and U.S. SEC (continued)
d.	Employee Benefits (continued)

The Company (continued)

Future health care cost trend rates for the nine months period ended September 30, 2006 and 2007 were assumed as follows:

	2006	2007
Health care cost trend assumed for next year	9%	11%
Ultimate health care cost trend rate	9%	8%
Year that the rate reaches the ultimate trend rate	2006	2011
The actuarial valuations for the defined benefit pension plan and post-retirement health care plan as of December 31, 2005 and September 30, 2007 were prepared on February 27, 2006 and October 8, 2007 respectively, by an independent actuary.

The discount rates were based on the Government Bond yields. The rates of compensation increase assumed were based on the long-term inflation rates in the order of between 6% and 7%. The expected long-term returns on the plan assets were based on the average rate of earnings expected on the funds invested or to be invested.

Assumed future health care cost trends have a significant effect on the amounts reported for the health care plan. A one-percentage-point change in the assumed future health care cost trend rates would have the following effects:

	1-percentage-	1-percentage-
	point increase	point decrease
Effect on total of service and interest cost components	45,889	(37,780)
Effect on post-retirement benefit obligation	1,493,111	(1,202,836)

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
SEPTEMBER 30, 2006 AND 2007, AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
57.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN INDONESIA AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA (continued)
(3)	Additional financial statement disclosures required by U.S. GAAP and U.S. SEC (continued)
d.	Employee Benefits (continued)

The Company (continued)

The investment policies established by management for the pension plan require a minimum of 95% of the fund to be invested in the following asset type and a minimum overall rate of return of 10%;

Based on Percentage
of Fund Invested
Time deposit	Up to 100%
Deposits on call	Up to 100%
Certificate of deposit	Up to 100%
Listed shares	Up to 50%
Listed debt securities	Up to 50%
Unlisted shares and debt securities	Up to 20%
Real estate	Up to 15%
Mutual funds	Up to 50%
Certificates by Bank Indonesia	Up to 100%
Securities by the Indonesian Government	Up to 75%
The weighted average asset allocations of the Company’s pension plan at September 30, 2006 and 2007, by asset category, were as follows:

	Plan assets
	as of September 30
	2006	2007
Asset Category
Debt securities	81%	73%
Deposit securities	6%	7%
Equity securities	11%	15%
Real estate	1%	1%
Others	1%	4%

Total	100%	100%

Equity securities included the Company’s common stock in the amounts of Rp183,284 million (2.93 percent of the total plan assets) and Rp267,013 million (3.29 percent of the total plan assets) at September 30, 2006 and 2007, respectively.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
SEPTEMBER 30, 2006 AND 2007, AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
57.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN INDONESIA AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA (continued)
(3)	Additional financial statement disclosures required by U.S. GAAP and U.S. SEC (continued)
d.	Employee Benefits (continued)

The Company (continued)

Debt securities included the Company’s bonds in the amounts of Rp217,780 million (3.48 percent of the total plan assets) and Rp nil at September 30, 2006 and 2007, respectively.

Management has established investment policies for the health care benefit plan which require a minimum of 95% of the fund to be invested in the following asset type;

Based on Percentage
of Fund Invested
Time deposits	Up to 100%
Deposits on call	Up to 100%
Listed shares	Up to 50%
Listed debt securities	Up to 50%
Mutual funds	Up to 50%
Certificates by Bank Indonesia	Up to 50%
Securities by the Indonesian Government	Up to 75%
The weighted average asset allocations of the Company’s post-retirement health care plan at September 30, 2006 and 2007, by asset category, were as follows:

	Plan assets
	as of September 30
	2006	2007
Asset Category
Deposit securities	60%	54%
Debt securities	33%	9%
Equity securities	1%	5%
Others	6%	32%

Total	100%	100%

Debt securities included the Company’s medium-term notes in the amount of Rp248,104 million (11.99 percent of the total plan assets) and Rp. nil at September 31, 2006 and 2007, respectively.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
SEPTEMBER 30, 2006 AND 2007, AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
57.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN INDONESIA AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA (continued)
(3)	Additional financial statement disclosures required by U.S. GAAP and U.S. SEC (continued)
d.	Employee Benefits (continued)

The Company (continued)

Equity securities include the Company’s stocks amounting to Rp55,770 million (1.80 percent of the total plan assets) and Rp nil at September 30, 2006 and 2007, respectively.

Contributions

The Company expected to contribute Rp900,000 million to its post-retirement health care plan during 2008.

Telkomsel

Pension plan

	2006	2007
Service cost	19,074	28,513
Interest cost	14,175	20,702
Expected return on plan assets	(1,593)	(2,022)
Amortization of prior service cost	18	361
Recognized actuarial loss	4,560	6,937
Amortization of transition obligation	343	—

Net periodic benefit cost	36,577	54,491

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
SEPTEMBER 30, 2006 AND 2007, AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
57.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN INDONESIA AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA (continued)
(3)	Additional financial statement disclosures required by U.S. GAAP and U.S. SEC (continued)
d.	Employee Benefits (continued)

Telkomsel (continued)

The following table presents the changes in the benefit obligations, the changes in the plan assets, the funded status of the plan and the accrued cost amounts recognized in Telkomsel’s U.S. GAAP balance sheets as of September 30, 2005 and 2006:

	2006	2007
Change in benefit obligation
Benefit obligation at beginning of period	173,680	265,336
Service cost	19,074	28,513
Interest cost	14,175	20,702

Benefit obligation at end of period	206,929	314,551

Change in plan assets
Fair value of plan assets at beginning of period	20,971	29,904
Employer contributions	29,324	38,268

Fair value of plan assets at end of period	50,295	68,172

Funded status	(156,634)	(246,379)

Unrecognized prior service cost	256	—
Unrecognized net actuarial loss	117,759	—
Unrecognized transition obligation	5,847	—

Accrued cost	(32,772)	(246,379)

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
SEPTEMBER 30, 2006 AND 2007, AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
57.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN INDONESIA AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA (continued)
(3)	Additional financial statement disclosures required by U.S. GAAP and U.S. SEC (continued)
d.	Employee Benefits (continued)

Telkomsel (continued)

The assumptions used by the independent actuary to determine the benefit obligation of the plan as of September 30, 2006 and 2007 were as follows:

	2006	2007
Discount rate	11%	10.5%
Rate of compensation increase	8%	8%
The assumptions used by the independent actuary to determine the net periodic pension cost of the plan for the nine months period ended September 30, 2006 and 2007 were as follows:

	2006	2007
Discount rate	11%	10.5%
Expected long-term return on plan assets	7.5%	7.5%
Rate of compensation increase	9%	8%
Telkomsel’s pension plan is managed by PT Asuransi Jiwasraya, a state owned insurance company (see Notes 44).

Expected Future Benefit Payments

The expected benefit payments by the Company and its subsidiaries are as follows:

Pension
2007	4,908
2008	6,269
2009	7,768
2010	8,957
2011	10,302
2012 - 2016	84,958

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
SEPTEMBER 30, 2006 AND 2007, AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
57.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN INDONESIA AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA (continued)
(3)	Additional financial statement disclosures required by U.S. GAAP and U.S. SEC (continued)
d.	Employee Benefits (continued)

Adoption of SFAS 158

The amounts recognized in accumulated other comprehensive income at September 30, 2007 consisted of:

		Post-retirement
	Pension benefit	health care	Long service awards	Total	Deferred tax	Net of tax
Transition obligations	45,016	176,355	—	221,371	13,503	207,868
Prior service costs	1,308,237	(558)	45,166	1,352,845	406,021	946,824
Actuarial losses	286,395	2,391,745	159,403	2,837,543	138,975	2,698,568

Total	1,639,648	2,567,542	204,569	4,411,759	558,499	3,853,260

e.	Operating lease

For the nine months period ended September 30, 2006 and 2007, the Company and its subsidiaries recorded operating lease expenses for land and building, vehicle and office equipment totalling to Rp.521,339 million and Rp.628,414 million, respectively.

Certain Company’s subsidiaries entered into a non-cancelable lease agreement. The minimum lease payment for each of the five succeeding years amounted to Rp.15,655 million, Rp.62,658 million, Rp.11,561 million, Rp.7,430 million and Rp.7,933 million for 2007, 2008, 2009, 2010 and 2011.

f.	Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS 157, “Fair Value Measurements” which establishes a framework for measuring fair value in US GAAP. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant attribute. SFAS 157 shall be effective for financial statements issued for fiscal years beginning after November 15, 2007, and for an interim period within that fiscal year. The Company is currently evaluating what effect, if any, the adoption of SFAS 157 will have on the Company’s consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
SEPTEMBER 30, 2006 AND 2007, AND FOR THE NINE MONTHS PERIOD ENDED
SEPTEMBER 30, 2006 AND 2007
(Figures in tables are presented in millions of Rupiah, unless otherwise stated)
57.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN INDONESIA AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA (continued)
(3)	Additional financial statement disclosures required by U.S. GAAP and U.S. SEC (continued)
f.	Recent Accounting Pronouncements (continued)

In February 2007, FASB issued SFAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities-Including an Amendment of FASB Statement No. 115”. In February 2007, the FASB issued SFAS 159. Under the provisions of SFAS 159, companies may choose to account for financial assets and financial liabilities (as well as certain non-financial instruments that are similar to financial instruments) at fair value on an instrument-by-instrument basis. Changes in fair value shall be recognized in earnings for each reporting period. SFAS 159 shall be effective as of the beginning of the fiscal year that begins after November 15, 2007. The Company is currently evaluating what effect, if any, the adoption of SFAS 159 will have on the Company’s consolidated financial statements.

In June 2006, FASB issued FIN 48 “Accounting for Uncertainty in Income Taxes – An interpretation of FASB Statement No.109”. This interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS 109, “Accounting for Income Taxes” and prescribes a recognition threshold and the measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on derecognizing, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The requirements in FIN 48 are effective after December 15, 2006. The Company is currently evaluating what effect, if any, the adoption of FIN 48 will have on the Company’s consolidated financial statements.